   As filed with the Securities and Exchange Commission on May 17, 1999
                                                     Registration No. 333-76153
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                               ----------------

                             AMENDMENT NO. 2
                                      To
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                               ----------------
                              theglobe.com, inc.
            (Exact name of registrant as specified in its charter)
        Delaware                     7310                    14-1781422
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial           Identification Number)
    incorporation or          Classification Code
      organization)                 Number)
                               ----------------
                              31 West 21st Street
                           New York, New York 10010
                                (212) 886-0800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ----------------
                               Todd V. Krizelman
                              Stephan J. Paternot
                              theglobe.com, inc.
                              31 West 21st Street
                           New York, New York 10010
                                (212) 886-0800
(Name, address, including zip code, and telephone number, including area code, of co-agents for service)
                               ----------------
                                  Copies to:
       Valerie Ford Jacob, Esq.               Allen L. Weingarten, Esq.
        Stuart H. Gelfond, Esq.                Morrison & Foerster LLP
    Fried, Frank, Harris, Shriver &          1290 Avenue of the Americas
               Jacobson                       New York, New York 10104
          One New York Plaza                       (212) 468-8000
       New York, New York 10004
            (212) 859-8000
                               ----------------
  Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of the registration statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering. [_]
  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                     Proposed       Proposed
                                                     Maximum        Maximum       Amount of
Title of Each Class of Securities   Amount To Be  Offering Price   Aggregate     Registration
        to be Registered           Registered(1)     Per Unit    Offering Price     Fee(2)
---------------------------------------------------------------------------------------------
Common Stock, $0.001 par             9,200,000        $39.82      $366,298,000     $101,831
 value(3)...............               shares
---------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Amount to be registered is determined pursuant to Rule 416 regarding stock splits.
(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee.
(3) The Common Stock offered hereby includes Preferred Stock Purchase Rights (the "Rights"). The Rights will be associated and trade with the Common Stock. The value, if any, of the Rights will be reflected in the market price of the Common Stock.
                               ----------------
  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. The           +
+information in this preliminary prospectus is not an offer to sell nor does + +it seek an offer to buy these securities in any jurisdiction where the offer +
+or sale is not permitted.                                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 17, 1999

PRELIMINARY PROSPECTUS

                                     [ART]

                                8,000,000 Shares

                                  Common Stock

                                  -----------

This is a public offering of 8,000,000 shares of common stock of theglobe.com, inc. We are selling 4,000,000 shares of common stock and the selling stockholders identified in this prospectus are selling 4,000,000 shares. We will not receive any of the proceeds from the shares of the common stock sold by the selling stockholders.

The underwriters have an option to purchase a maximum of 1,200,000 additional shares of common stock from one of the selling stockholders or, at such stockholder's option, from us to cover over-allotments of shares.

Our common stock is traded on the Nasdaq National Market under the symbol "TGLO." On May 13, 1999, the last reported sale price of our common stock was $55.125 ($27.56 after giving effect to the May 14, 1999 2 for 1 stock split) per share.

                                  -----------

See "Risk Factors" beginning on page 8 to read about risks that you should consider before buying shares of our common stock.

                                  -----------

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public offering price............................................... $     $
Underwriting discount............................................... $     $
Proceeds, before expenses, to us.................................... $     $
Proceeds, before expenses, to the selling stockholders.............. $     $

                                  -----------

The underwriters are severally underwriting the shares being offered in this prospectus. The underwriters expect to deliver the shares against payment in
New York, New York on          , 1999.

                                  -----------

Bear, Stearns & Co. Inc.
          NationsBanc Montgomery Securities LLC
                     Volpe Brown Whelan & Company
                                                         Wit Capital Corporation
                                               as e-Manager(TM)

                The date of this prospectus is          , 1999.

"Think of it as an interactive 'Nightline' where there is one issue, but no host and everyone who tunes in is a guest."
        --David Chen, The New York Times, September 19, 1997

                              [logo]the globe.com

                                [screen views]

                              10.2 million users*

Features and Services  Entertainment  Chat Business
Travel  Shopping  Games  Romance  Discussion Forums
Technology  E-mail  Stock Quotes and Personal Publishing


Homepages
created by
members of      [screen view]  [screen view]  [screen view]  [screen view]
theglobe.com

                       Read about our recent acquisitions. See inside back cover

*Source: DoubleClick, as audited by ABC Interactive (March 1999).
 Does not include Attitude Network users.

                               TABLE OF CONTENTS

                                      Page
                                      ----
Summary.............................    4
Risk Factors........................    8
Cautionary Notice Regarding Forward-
 Looking Statements.................   25
How We Intend to Use the Proceeds
 from the Offering..................   26
Dividend Policy.....................   26
Price Range of Our Common Stock.....   27
Capitalization......................   28
Dilution............................   29
Selected Financial Data.............   30
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   31

                                       Page
                                       ----
Business.............................   39
Management...........................   56
Certain Relationships and Related
 Transactions........................   68
Principal and Selling Stockholders...   70
Description of Capital Stock.........   72
Shares Eligible for Future Sale......   79
United States Federal Tax
 Considerations for Non-United States
 Holders.............................   81
Underwriting.........................   84
Legal Matters........................   86
Experts..............................   86
Where You Can Find More Information..   86
Index to Financial Statements........  F-1

                               ----------------

  This prospectus includes statistical data regarding the Internet industry. We obtained or derived the data from sources including:

  . ABC Interactive, a provider of independent third-party audits and industry-developed standards for web site and other online advertising.

  . DoubleClick Inc., a global Internet advertising solutions company that centralizes advertising planning, execution, control, tracking and reporting for online media companies.

  . International Data Corporation, a provider of market information and strategic information for the information technology industry.

  . Jupiter Communications, LLC, a media research firm focusing on the Internet industry.

  Although we believe that the data are generally correct, the data are inherently imprecise. Accordingly, you should not place undue reliance on the data.

                               ----------------

  You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business and financial condition may have changed since that date.

                                    SUMMARY

  The following summary contains basic information about our company. This summary may not contain all of the information that is important to you. You should carefully read this entire document, the financial statements and the other documents to which we refer for a more complete understanding of this offering. Unless otherwise indicated or unless the context otherwise requires, all information in this prospectus (1) reflects no exercise of the underwriters' over-allotment option and (2) gives effect to the 2 for 1 stock split that was distributed to stockholders on May 14, 1999.

                                  Our Business

  theglobe.com is one of the world's leading online networks with nearly 2.5 million members in the United States and abroad who have registered on our web site and provided us with personal information. In March 1999, approximately
10.2 million individuals visited our web site, according to DoubleClick, as audited by ABC Interactive. Approximately 40% of our monthly traffic originates from abroad, reflecting our site's international appeal. Our web site is a destination on the Internet where users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. We facilitate this interaction by providing various free services, including home page building, discussion forums, chat rooms, e-mail and electronic commerce. Additionally, we provide our users with news, business information, real time stock quotes, weather, movie and music reviews, multi-player gaming and personals. By satisfying our users' personal and practical needs, we seek to become our users' online home.

  We generate revenues primarily by selling advertisements, sponsorship placements within our site, development fees and, to a lesser extent, from electronic commerce revenues. In the first four months of 1999, we had approximately 200 advertisers, including Coca Cola, Hewlett Packard, Hilton, LEGO, Office Max, 3Com and Visa. In February 1999, we acquired factorymall.com, an online department store doing business as Azazz.com which sells a variety of name brand products directly to consumers. We have integrated Azazz.com into our electronic commerce site, now known as "shop.theglobe.com." In April 1999, we acquired Attitude Network Ltd., a provider of online entertainment content whose web sites include Happy Puppy, Games Domain and Kids Domain, three leading web sites serving game enthusiasts.

  Our site currently has ten themes of interest. Within each theme is a combination of content, electronic commerce and interactive services. Content is both user generated and professional. We have several professional content relationships. These include CBS Marketwatch, CNET, E! Online, Fox Sports, Reuters, Thomson Investors Network, UPI, and Variety. Electronic commerce is woven contextually throughout themes. For example, within the Sports theme a user will find sports equipment for sale, while in the Business theme a user will find products directed at the business professional. Interactive services such as chat, discussion forums, and surveys are paired with content to promote usage.

  Members are also encouraged to generate their own web pages and aggregate in online communities. We do not limit the number of communities which our members can join and members are free to leave at any time. Because of this, communities are dynamic and evolve as members' interests change.

  The unique community focus of our site offers us several advantages that include:

  .member loyalty;

  .member-developed content; and

  .targeted advertising.

  Our goal is to be the leading online network. We seek to attain this goal through the following key strategies:

  .improve user experience;

  .develop brand identity and awareness;

  .further develop electronic commerce;

  .implement acquisition, joint venture and alliance strategy;

  .expand globally; and

  .enhance membership services.

  We were incorporated in May 1995 in the State of Delaware. Our principal executive offices are located at 31 West 21st Street, New York, New York 10010, and our telephone number is (212) 886-0800.

                                  The Offering

Common stock offered by us.......  4,000,000 shares (1)
Common stock offered by the
 selling stockholders............  4,000,000 shares (2)
Common stock outstanding after
 this offering................... 26,917,412 shares (1) (3)
Use of proceeds.................. For general corporate purposes, including working capital, expansion of our sales and
                                  marketing capabilities, brand name
                                  promotions, potential acquisitions and
                                  improvements in our web site. See "How We
                                  Intend to Use the Proceeds from the
                                  Offering." We will not receive any proceeds
                                  from the sale of common stock by the selling
                                  stockholders.
Nasdaq Symbol.................... TGLO

--------

(1) The underwriters have an over-allotment option to purchase an additional 1,200,000 shares solely to cover over-allotments. If the underwriters elect to exercise this option, Dancing Bear Investments, our largest stockholder, may elect to sell shares to satisfy all or a part of this option. If Dancing Bear Investments does not elect to sell any or the full amount of shares to be sold upon exercise, we will sell the shares.
(2) This represents the estimated amount of shares that we expect the selling stockholders to sell in the offering. See "Principal and Selling Stockholders."

(3) Based on the number of shares of common stock outstanding as of May 13, 1999, which is inclusive of the shares issued in connection with the Azazz.com and Attitude Network Ltd. acquisitions. Excludes:

  . 4,111,534 shares of common stock issuable upon the exercise of outstanding warrants to acquire common stock at a weighted average exercise price of approximately $1.58 per share;

  . 4,149,288 shares of common stock issuable upon the exercise of stock options that would be outstanding after the offering at a weighted average exercise price of $8.90 per share;

  . 881,654 shares of common stock reserved for future issuance under the 1998 and 1995 stock option plans; and

  . 400,000 shares of common stock reserved for future issuance under the 1999 Employee Stock Purchase Plan.

  See "Capitalization," "Management--Executive Compensation," "Description of Capital Stock" and the financial statements and the related notes appearing elsewhere in this prospectus.

                             SUMMARY FINANCIAL DATA
                 (Dollars in thousands, except per share data)

  The following table summarizes the financial data for our business. You should read the following information in conjunction with the financial statements and related financial statement notes appearing elsewhere in this prospectus. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                      Three Months
                                                        Year Ended                       Ended
                             May 1, 1995               December 31,                    March 31,
                         (inception) through ----------------------------------  -----------------------
                          December 31, 1995     1996        1997        1998        1998        1999
                         ------------------- ----------  ----------  ----------  ----------  -----------
                                                                                      (unaudited)
Statement of Operations
 Data:
  Revenues..............     $       27      $      229  $      770  $    5,510  $      394  $     3,192
  Gross profit..........             14             113         347       3,271         181        1,869
  Loss from operations..            (66)           (772)     (3,883)    (16,859)     (2,413)      (6,420)
  Net loss..............            (66)           (750)     (3,584)    (16,046)     (1,973)      (6,270)
  Basic and diluted net
   loss per share (1)...     $    (0.03)     $    (0.33) $    (1.56) $    (3.37) $    (0.38) $     (0.30)
  Weighted average
   shares outstanding
   used in basic and
   diluted per share
   outstanding (1)......      2,250,000       2,250,000   2,293,546   4,762,280   5,208,533   21,089,668

--------
(1) Weighted average shares do not include any common stock equivalents because inclusion of common stock equivalents would have been anti-dilutive. See the financial statements and related financial statement notes appearing elsewhere in this prospectus for the determination of shares used in computing basic and diluted loss per share.

  The following table indicates a summary of our balance sheet at March 31, 1999:

  . on an actual basis;

  . on a pro forma basis giving effect to the acquisition of Attitude Network
    Ltd.;

  . on a pro forma as adjusted basis to reflect the pro forma events described above and the receipt of the estimated net proceeds from the sale of 4,000,000 shares of common stock, after deducting the estimated underwriting discounts and commissions and offering expenses. Please see "How We Intend to Use the Proceeds from the Offering," "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         March 31, 1999
                                                           (unaudited)
                                                  -----------------------------
                                                                     Pro Forma
                                                  Actual  Pro Forma As Adjusted
                                                  ------- --------- -----------
Balance Sheet Data:
  Cash and cash equivalents and short-term
   investments................................... $22,928 $ 24,425   $127,811
  Working capital................................  18,600   19,144    122,530
  Total assets...................................  55,116  105,606    208,992
  Long-term debt.................................     --     2,388      2,388
  Capital lease obligations, excluding current
   installments..................................   1,934    1,934      1,934
  Stockholders' equity...........................  45,799   92,627    196,013

                                 RISK FACTORS

  An investment in our common stock is risky. Before investing, you should carefully consider the following risk factors together with all of the other information included in this prospectus.

Our limited operating history makes financial forecasting difficult.

  theglobe was founded in May 1995. Accordingly, we have a limited operating history for you to use in evaluating us and our prospects. Our prospects should be considered in light of the risks encountered by companies in the early stages of development, particularly companies operating in new and rapidly evolving markets like the Internet. We may not successfully address these risks. For example, we may not be able to:

  . maintain and increase levels of user and member traffic on our web site;

  . maintain and increase the percentage of our advertising inventory sold;

  . adapt to meet changes in our markets and competitive developments;

  . develop or acquire content for our services;

  . generate electronic commerce-related revenues; and

  . identify, attract, retain and motivate qualified personnel.

Revenue growth in prior periods may not be indicative of future growth.

  We achieved significant revenue growth in 1998. Our limited operating history makes prediction of future growth difficult. Accurate predictions of future growth are also difficult because of the rapid changes in our markets. Accordingly, investors should not rely on past revenue growth rates as a prediction of future growth.

We anticipate increased operating expenses and expect to continue to incur losses.

  To date, we have not been profitable, and we expect that we will continue to incur net losses for the foreseeable future. We had net losses of approximately $750,200 for 1996, $3.6 million for 1997, and $16.0 million for 1998. Our net loss for the first quarter of 1999 was approximately $6.3 million. As of March 31, 1999, we had an accumulated deficit of approximately $26.7 million. The principal causes of our losses are likely to continue to be:

  . increased general and administrative expenses;

  . costs resulting from enhancement of our services;

  . significant increases in operating expenses in the next several years, especially in the areas of sales and marketing;

  . increased expenses necessary to maintain and develop brand identity;

  . growth of our sales force;

  . expansion of our business facilities; and

  . failure to generate sufficient revenue in light of increased costs.

  We will need to generate significantly increased revenues to achieve profitability, particularly if we are unable to adjust our expenses in light of any earnings shortfall. We cannot assure you that we will ever achieve or sustain profitability.

Our quarterly operating results fluctuate and vary by season.

  Our quarterly revenues, expenses and operating results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. As a result, quarter to quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to our limited operating history and our new and unproven business model, we cannot predict our future revenues or results of operations accurately. It is likely that in one or more future quarters our operating results will fall below the expectation of securities analysts and investors. If this happens, the trading price of our common stock would almost certainly be materially and adversely affected.

  The factors that will cause our quarterly operating results to fluctuate include:

  . the level of traffic on our web site;

  . the overall demand for Internet advertising and electronic commerce;

  . the addition or loss of advertisers and electronic commerce partners on our web site;

  . usage of the Internet;

  . seasonal trends in advertising and electronic commerce sales and member usage;

  . capital expenditures and other costs relating to the expansion of our operations;

  . the incurrence of costs relating to acquisitions; and

  . the timing and profitability of acquisitions, joint ventures and strategic alliances.

  We derive a substantial portion of our revenues from the sale of advertising under short-term contracts. These contracts average one to three months in length. As a result, our quarterly revenues and operating results are, to a significant extent, dependent on advertising revenues from contracts entered into within the quarter, and on our ability to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters. If the Internet transitions from an emerging to a more developed form of media, these same patterns may develop in Internet advertising sales. Internet advertising expenditures may also develop a different seasonality pattern. Traffic levels on our site and the Internet have typically declined during the summer and year-end vacation and holiday periods.

  In addition to selling advertising, an increasing portion of our revenues may be generated from electronic commerce through our Azazz subsidiary. We also have existing electronic commerce arrangements with third parties for the sale of merchandise on our web site which are terminable upon short notice. As a result, our revenues from electronic commerce may fluctuate significantly from period to period depending on the level of demand for electronic commerce on our site and the continuation of our electronic commerce arrangements.

We depend on our members for content and promotion.

  We depend substantially upon member involvement for content and word-of-mouth promotion. Particularly, we depend upon the voluntary efforts of some highly motivated members who are most active in developing content to attract other Internet users to our site. This member involvement reduces the need for us to spend funds on content development and site promotion. However, we cannot assure you that these members will continue to effectively generate significant content or promote our site. Our business may be materially and adversely affected if our most highly active members become dissatisfied with our services or our focus on the commercialization of those services or for any other reason stop generating content that effectively promotes our site.

Our business model is new and unproven.

  Our business model is new and relatively unproven. This model depends upon our ability to obtain more than one type of revenue source by using our community platform. To be successful, we must, among other things, develop and market products and services that achieve broad market acceptance by our users, advertisers and electronic commerce vendors. We must also develop significant electronic commerce revenues by marketing products directly to users and having users purchase products through our site. We cannot assure you that any Internet community, including our site, will achieve broad market acceptance. We also cannot assure you that our business model will be successful, that it will sustain revenue growth or that it will be profitable.

  Additionally, the market for our products and services is new, rapidly developing and characterized by an increasing number of market entrants. As is typical of most new and rapidly evolving markets, demand and market acceptance for recently introduced products and services are highly uncertain and risky. Moreover, because this market is new and rapidly evolving, we cannot predict our future growth rate, if any. If this market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our products and services do not achieve or sustain market acceptance, our business would be materially and adversely affected.

Our acquisitions or joint ventures entail numerous risks and uncertainties.

  As part of our business strategy, we review acquisition prospects or joint ventures that we expect to complement our existing business, increase our traffic, augment the distribution of our community, enhance our technological capabilities or increase our electronic commerce revenues. On February 1, 1999, we acquired Azazz.com to develop electronic commerce retailing on our site. On April 9, 1999, we acquired Attitude Network to add two leading game enthusiast web sites to our entertainment theme. We have been approached from time to time to consider and evaluate potential business combinations, involving potential investments in our common stock or other business combinations or joint ventures, or our acquisition of other companies. If consummated, any such transaction could result in a change of control of our company or could otherwise be material to our business or to your investment in our common stock. We are currently in discussions or negotiations for various of these kinds of transactions, some of which may be material, but we have not reached any binding agreements. These transactions may or may not be consummated. Our future acquisitions or joint ventures could result in numerous risks and uncertainties, including:

  . potentially dilutive issuances of equity securities, which may be freely tradable in the public market;

  . large and immediate write-offs;

  . the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets;

  . difficulties in the assimilation of operations, personnel, technologies, products and information systems of the acquired companies;

  . the diversion of management's attention from other business concerns;

  . the risks of entering geographic and business markets in which we have no or limited prior experience, such as electronic commerce retailing;

  . the risk that an acquired business will not perform as expected; and

  . risks associated with international expansion.

We may be unsuccessful in developing brand awareness; brand identity is critical to us.

  We believe that establishing and maintaining awareness of "theglobe.com" brand name are critical to attracting and expanding our member base, the traffic on our web site and advertising and electronic commerce relationships. If we fail to promote and maintain our brand or our brand value is diluted, our business, operating results and financial condition could be materially adversely affected. The importance of brand recognition will increase because low barriers to entry continue to result in an increased number of web sites. To promote our brand, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenues to justify these costs. Additionally, if members, other Internet users, advertisers and customers do not perceive our community experience to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by these parties, the value of our brand could be diluted.

We rely substantially on advertising revenues.

  We derive a substantial portion of our revenues from the sale of advertisements on our web site. We expect to continue to do so for the foreseeable future. During 1998, advertising revenues represented 89% of our net revenues. Our business model and revenues are highly dependent on the amount of traffic on our site. The level of traffic on our site determines the amount of advertising inventory we can sell. Our ability to generate significant advertising revenues depends, in part, on our ability to create new advertising programs without diluting the perceived value of our existing programs. Our ability to generate advertising revenues will also depend, in part, on the following:

  . advertisers' acceptance of the Internet as an attractive and sustainable medium;

  . advertisers' willingness to pay for advertising on the Internet at current rates;

  . the development of a large base of users of our products and services;

  . our level of traffic;

  . the effective development of web site content that attracts users having demographic characteristics attractive to advertisers; and

  . price competition among web sites.

  We cannot assure you that the market for Internet advertising will continue to emerge or become sustainable. If the Internet advertising market develops slower than we expect, our business performance would be materially adversely affected. To date, substantially all our advertising contracts have been for terms averaging one to three months in length, with relatively few longer term advertising contracts. Additionally, our advertising customers may object to the placement of their advertisements on some members' personal homepages, the content of which they deem undesirable. For any of the foregoing reasons, we cannot assure you that our current advertisers will continue to purchase advertisements on our site. We also compete with traditional advertising media, including television, radio, cable and print, for a share of advertisers' total advertising budgets. This results in significant pricing pressures on our advertising rates, which could have a material adverse effect on us.

We rely on third parties over whom we have limited control to manage the placement of advertising on our web site.

  The process of managing advertising within a large, high-traffic web site such as ours is an increasingly important and complex task. We license our advertising management system from DoubleClick, Inc. under an agreement expiring April 15, 2000. DoubleClick may terminate the agreement upon 30 days' notice (1) if we breach the agreement or (2) if DoubleClick reasonably determines that we have used their advertising management system in a manner that could damage their technology or which reflects unfavorably on DoubleClick's reputation. No assurance can be given that DoubleClick would not terminate the agreement. Any termination and replacement of DoubleClick's service could disrupt our ability to manage our advertising operations. Additionally, we have entered into a contract with Engage Technologies, Inc. for the license of proprietary software to manage the placement of advertisements on our web site. This software is still being implemented and our relationship under the contract has not yet been material. There can be no assurance that this software will effectively manage the placement of advertisements on our web site and that errors will not occur.

  To the extent that we encounter system failures or material difficulties in the operation of our advertising management systems, we may

  . be unable to deliver banner advertisements and sponsorships through our site; and

  . be required to provide additional impressions to our advertisers after the contract term.

  Our obligations to provide additional impressions would displace saleable advertising inventory. This would reduce revenues and could have a material adverse effect on us.

We depend substantially on our key personnel.

  Our performance is substantially dependent on the continued service of our senior management and key technical personnel, all of whom have worked together for only a short time. In particular, our success depends on the continued efforts of our senior management team, especially our Co-Chief Executive Officers, Co-Presidents, and co-founders, Todd V. Krizelman and Stephan J. Paternot. We do not carry key person life insurance on any of our personnel. The loss of the services of any of our executive officers or other key employees would likely have a material adverse effect on our business.

We depend on highly qualified technical and managerial personnel.

  Our future success also depends on our continuing ability to attract, retain and motivate highly qualified technical and managerial personnel. Our business plan requires us to increase our employee base significantly over the next 12 months. Competition for employees in our industry is intense. We may be unable to attract, assimilate or retain highly qualified technical and managerial personnel in the future. Wages for managerial and technical employees are increasing and are expected to continue to increase in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to attract and retain the technical and managerial personnel necessary to support the growth of our business, our business would likely be materially and adversely affected.

We may not effectively manage our growth; our management team is inexperienced in the management of a large public company.

  Our recent growth has placed significant strains on our resources. To manage our future growth, we must continue to implement and improve our operational and financial software systems and expand and train our employee base. Some of our key employees were hired during 1998, including our Chief Operating Officer, who joined us in August 1998 and our Chief Financial Officer, who joined us in July 1998. In addition, our Director of Marketing, Director of Advertising Sales, General Counsel, Director of Business Development, Director of Communications and Director of Human Resources each have been with us for less than two years. Furthermore, the members of our current senior management, other than the Chairman, have not had any previous experience managing a public company or a large operating company. Accordingly, we cannot assure you that:

  . we will be able to effectively manage the expansion of our operations;

  . our key employees will be able to work together effectively as a team to successfully manage our growth;

  . we will be able to hire, train and manage our growing employee base;

  . we will be able to properly integrate our acquisitions;

  . our systems, procedures or controls will be adequate to support our operations; and

  . our management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services.

  Our inability to manage growth effectively could have a material adverse effect on our business.

Our Chairman and Vice President of Corporate Development have other interests and time commitments; we have conflicts of interest with some of our directors.

  Because our Chairman and our Vice President of Corporate Development are officers or employees of other companies, we will have to compete for their time. Michael S. Egan is our Chairman. Mr. Egan serves as the Chairman of our board of directors and as an executive officer with primary responsibility for day-to-day strategic planning and financing arrangements. Mr. Egan also is the controlling investor of Dancing Bear Investments, an entity controlled by Mr. Egan, which is our largest stockholder. Edward A. Cespedes is our Vice President of Corporate Development with primary responsibility for corporate development opportunities including mergers and acquisitions. Mr. Cespedes also serves as a Managing Director of Dancing Bear Investments. Messrs. Egan and Cespedes have not committed to devote any specific percentage of their business time with us. Accordingly, we compete with Dancing Bear Investments and Mr. Egan's other related entities for their time. In April 1999, Mr. Egan was appointed to the board of directors of Lowestfare.com, an entity with which we have a premier partner relationship. See "Business--Other Products and Services--Premier Partners."

  We have begun advertising electronic commerce arrangements with entities controlled by Mr. Egan and by AutoNation, Inc., an entity affiliated with H. Wayne Huizenga, one of our directors. These arrangements were not the result of arm's-length negotiations, but we believe that the terms of these arrangements are on comparable terms as if they were entered into with unaffiliated third parties. Due to their relationships with their related entities, Messrs. Egan, Cespedes and Huizenga will have an inherent conflict of interest in making any decision related to transactions between their related entities and us. We intend to review related party transactions in the future on a case-by-case basis. See "Certain Relationships and Related Transactions."

We may not be able to keep up with rapid technological and other changes.

  The markets in which we compete are characterized by:

  . rapidly changing technology;

  . evolving industry standards;

  . frequent new service and product announcements, introductions and enhancements; and

  . changing consumer demands.

  We may not be able to keep up with these rapid changes. In addition, these market characteristics are heightened by the emerging nature of the Internet and the apparent need of companies from varying industries to offer Internet-based products and services. As a result, our future success depends on our ability to adapt to rapidly changing technologies and standards. We will also need to continually improve the performance, features and reliability of our services in response to competitive services and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify our services or infrastructure and could fundamentally affect the nature of our business.

We have capacity constraint and system development risks.

  A key element of our strategy is to generate a high volume of user traffic. Our ability to attract advertisers and to achieve market acceptance of our products and services and our reputation depend significantly upon the performance of our network infrastructure, including our server, hardware and software. Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our web site could result in reduced traffic and reduced revenue, and could impair our reputation. Our web site must accommodate a high volume of traffic and deliver frequently updated information. Our web site has in the past and may in the future experience slower response times for a variety of reasons, including system failures and an increase in the volume of user traffic on our web site. Accordingly, we face risks related to our ability to accommodate our expected customer levels while maintaining superior performance. In addition, slower response time may result in fewer users at our site or users spending less time at our site. This would decrease the amount of inventory available for sale to advertisers. Accordingly, any failure of our server and networking systems to handle current or higher volumes of traffic at sufficient response times would have a material adverse effect on our business.

  In the fourth quarter of 1998 and the first quarter of 1999, we moved our principal servers to the New York Teleport facility in Staten Island, New York under a lease with Telehouse International Corporation of America. Telehouse International does not guarantee that our Internet access will be uninterrupted, error-free or secure. We maintain computer hardware, servers and operations relating to shop.theglobe.com in Seattle, Washington, which are hosted by Exodus Communications, Inc. Additionally, we maintain computer hardware, servers and operations relating to Attitude Network in Herndon, Virginia, which are hosted by Frontier GlobalCenter, and in London, England, which are hosted by Telehouse International. Although each of Exodus, Frontier and Telehouse provides comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours-per-day, seven days-per-week, neither Exodus, Frontier nor Telehouse guarantees that our Internet access will be uninterrupted, error-free or secure. Our operations depend on the ability to protect our systems against damage from unexpected events, including fire, power loss, water damage, telecommunications failures and vandalism. Any disruption in our Internet access could have a material adverse effect on us. In addition, computer viruses, electronic break-ins or other similar disruptive problems could also materially adversely affect our web site. Our reputation and theglobe.com brand could be materially and adversely affected by any problems to our site. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. We do not presently have any secondary off-site systems or a formal disaster recovery plan.

  In addition, our users depend on Internet service providers, online service providers and other web site operators for access to our web sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet infrastructure may not be able to support continued growth in its use. Furthermore, we depend on hardware suppliers for prompt delivery, installation and service of equipment used to deliver our products and services. Any of these problems could materially adversely affect our business.

Hackers may attempt to penetrate our security system; online security breaches could harm our business.

  Consumer and supplier confidence in our web site depends on maintaining relevant security features. Substantial or ongoing security breaches on our system or other Internet-based systems could significantly harm our business. We incur substantial expenses protecting against and remedying security breaches. Security breaches also could damage our reputation and expose us to a risk of loss or litigation. Experienced programmers or "hackers" have successfully penetrated our system and we expect that these attempts will continue to occur from time to time. Because hackers who are able to penetrate our network security could misappropriate proprietary information or cause interruptions in our products and services, we may have to expend significant capital and resources to protect against or to alleviate problems caused by these hackers. Additionally, we may not have a timely remedy against a hacker who is able to penetrate our network security. Such security breaches could materially adversely affect our company. In addition, the transmission of computer viruses resulting from hackers or otherwise could expose us to significant liability. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches. We also face risks associated with security breaches affecting third parties with whom we have relationships.

Competition for members, users and advertisers, as well as competition in the electronic commerce market is intense and is expected to increase significantly.

  The market for members, users and Internet advertising among web sites is new and rapidly evolving. Competition for members, users and advertisers, as well as competition in the electronic commerce market, is intense and is expected to increase significantly. Barriers to entry are relatively insubstantial and we believe we will face competitive pressures from many additional companies both in the United States and abroad. Accordingly, pricing pressure on advertising rates will increase in the future which could have a material adverse effect on us. All types of web sites compete for users. Competitor web sites include community sites, as well as "gateway" or "portal" sites and various other types of web sites. We believe that the principal competitive factors in attracting users to a site are:

  . functionality of the web site;

  . brand recognition;

  . member affinity and loyalty;

  . broad demographic focus;

  . open access for visitors;

  . critical mass of users, particularly for community-type sites; and

  . services for users.

  We compete for users, advertisers and electronic commerce marketers with the following types of companies:

  . other online community web sites, such as GeoCities, which has agreed to be acquired by Yahoo!; Tripod and AngelFire, subsidiaries of Lycos; and Xoom.com;

  . search engines and other Internet "portal" companies, such as Excite, InfoSeek, Lycos and Yahoo!;

  . online content web sites, such as CNET, ESPN.com and ZDNet.com;

  . publishers and distributors of television, radio and print, such as CBS, NBC and CNN/Time Warner;

  . general purpose consumer online services, such as America Online and Microsoft Network;

  . web sites maintained by Internet service providers, such as AT&T
    WorldNet, EarthLink and MindSpring;

  . electronic commerce web sites, such as Amazon.com, Etoys and CDnow; and

  . other web sites serving game enthusiasts, including Ziff Davis' Gamespot and CNET's Gamecenter.

  Additional competitive factors specific to attracting advertisers include the ability to offer targeted audiences and the overall cost effectiveness of the advertising medium we offer. We will also need to continue to increase significantly our user base and traffic to compete effectively.

  Many of our competitors, including other community sites, have announced that they are contemplating developing Internet navigation services and are attempting to become "gateway" or "portal" sites through which users may enter the web. In the event these companies develop successful "portal" sites, we could lose a substantial portion of our user traffic. Furthermore, many non-community sites are seeking to develop community aspects in their sites.

  Many of our existing and potential competitors, including companies operating web directories and search engines, and traditional media companies, have the following advantages:

  . longer operating histories in the Internet market;

  . greater name recognition;

  . larger customer bases; and

  . significantly greater financial, technical and marketing resources.

  In addition, providers of Internet tools and services, including community-type sites, may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies, such as Microsoft and America Online. For example, Excite has agreed to be acquired by At Home, America Online agreed to acquire Netscape and Xoom announced a transaction in which NBC and CNet would merge some of their online assets with Xoom. In addition, there has been other significant consolidation in the industry. This consolidation may continue in the future. We could face increased competition in the future from traditional media companies, including cable, newspaper, magazine, television and radio companies. A number of these large traditional media companies, including Disney, CBS and NBC, have been active in Internet related activities. Those competitors may be able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, distribution partners, electronic commerce companies, advertisers, third-party content providers and acquisition targets. Furthermore, our existing and potential competitors may develop sites that are equal or superior in quality to, or that achieve greater market acceptance than, our site. We cannot assure you that advertisers may not perceive our competitors' sites as more desirable than ours.

  To compete with other web sites, we plan to develop and introduce new features and functions, such as increased capabilities for user personalization and interactivity. We also plan to develop and introduce new products and services, such as new content targeted for specific user groups with particular demographic and geographic characteristics. These improvements will require us to spend significant funds and may require the development or licensing of increasingly complex technologies. Enhancements of or improvements to our web site may contain undetected programming errors that require significant design modifications, resulting in a loss of customer confidence and user support and a decrease in the value of our brand name. Our failure to effectively develop and produce new features, functions, products and services could affect our ability to compete with other web sites. This could have a material adverse effect on us.

  Web browsers offered by Netscape and Microsoft also increasingly incorporate prominent search buttons that direct traffic to competing services. These features could make it more difficult for Internet users to find and use our product and services. In the future, Netscape, Microsoft and other browser suppliers may also more tightly integrate products and services similar to ours into their browsers or their browsers' pre-set home page. Additionally, entities that sponsor or maintain high-traffic web sites or that provide an initial point of entry for Internet viewers, such as the Regional Bell Operating Companies, cable companies or Internet service providers, such as Microsoft and America Online, offer and can be expected to consider further development, acquisition or licensing of Internet search and navigation functions that compete with us. These competitors could also take actions that make it more difficult for viewers to find and use our products and services.

  Additionally, the electronic commerce market is new and rapidly evolving, and we expect competition among electronic commerce merchants to increase significantly. Because the Internet allows consumers to easily compare prices of similar products or services on competing web sites and there are low barriers to entry for potential competitors, gross margins for electronic commerce transactions may narrow in the future. Many of the products that we sell on our web site may be sold by the maker of the product directly or by other web sites. Competition among Internet retailers, our electronic commerce partners and product makers may have a material adverse effect on our ability to generate revenues through electronic commerce transactions or from these electronic commerce partners. See also "Business--Competition."

We depend on the continued growth in the use and commercial viability of the web.

  Our market is new and rapidly evolving. Our business is substantially dependent upon the continued rapid growth in the use of the Internet and electronic commerce on the Internet becoming more widespread. Commercial use of the Internet is relatively new. Web usage may be inhibited for a number of reasons, including:

  . inadequate network infrastructure;

  . security and authentication concerns with respect to transmission over the Internet of confidential information, including credit card numbers, or other personal information;

  . ease of access;

  . inconsistent quality of service;

  . availability of cost-effective, high-speed service; and

  . bandwidth availability.

  If the Internet develops as a commercial medium more slowly than we expect, it will adversely affect our business. Additionally, if web usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance and reliability may decline. Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, web usage, as well as usage of our web site, could grow more slowly or decline. Also, the Internet's commercial viability may be significantly hampered due to:

  . delays in the development or adoption of new operating and technical standards and performance improvements required to handle increased levels of activity;

  . increased government regulation; and

  . insufficient availability of telecommunications services which could result in slower response times and adversely affect usage of the Internet.

We may be materially adversely affected if electronic commerce does not become a viable source of significant revenues for theglobe.com. In addition, our electronic commerce business may result in significant liability claims against us.

  In the first quarter of 1999, we acquired Azazz, which is a direct marketer of products over the Internet. However, we have limited experience in the sale of products online and the development of relationships with manufacturers and suppliers of these products. We also face many uncertainties which may affect our ability to generate electronic commerce revenues, including:

  . our ability to obtain new customers at a reasonable cost, retain existing customers and encourage repeat purchases;

  . the likelihood that both online and retail purchasing trends may rapidly change;

  . the level of product returns;

  . merchandise shipping costs and delivery times;

  . our ability to manage inventory levels;

  . our ability to secure and maintain relationships with vendors;

  . the possibility that our vendors may sell their products through other sites; and

  . intense competition for electronic commerce revenues.

  Accordingly, we cannot assure you that electronic commerce transactions will provide a significant or sustainable source of revenues or profits. We may be materially adversely affected if electronic commerce does not become a viable source of significant revenues for us. Additionally, due to the ability of consumers to easily compare prices of similar products or services on competing web sites, gross margins for electronic commerce transactions may narrow in the future and, accordingly, our revenues and profits from electronic commerce arrangements may be materially negatively impacted. If use of the Internet for electronic commerce does not continue to grow, our business and financial condition would be materially and adversely affected.

  Additionally, consumers may sue us if any of the products that we sell are defective, fail to perform properly or injure the user. Some of our agreements with manufacturers contain provisions intended to limit our exposure to liability claims. However, these limitations may not prevent all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any claims, whether or not successful, could seriously damage our reputation and our business.

Internet advertising may not prove as effective as traditional media.

  The Internet advertising market is new and rapidly evolving. We cannot yet gauge its effectiveness as compared to traditional advertising media. Many of our current or potential advertising partners have little or no experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet or find it less effective.

  No standards have been widely accepted to measure the effectiveness of Internet advertising or to measure the demographics of our user base. Additionally, no standards have been widely accepted to measure the number of members, unique users or page views related to a particular site. We cannot assure you that any standards will become available in the future or that standards will accurately measure our users or the full range of user activity on our site. If standards do not develop, advertisers may not advertise on the Internet. In addition, we depend on third parties to provide these measurement services. These measurements are often based on sampling techniques or other imprecise measures and may materially differ from each other and from our estimates. We cannot assure you that advertisers will accept our or other parties' measurements. The rejection by advertisers of these measurements could have a material adverse effect on our business and financial condition.

  The sale of Internet advertising is subject to intense competition that has resulted in a wide variety of pricing models, rate quotes and advertising services. For example, advertising rates may be based on the number of user requests for additional information made by clicking on the advertisement, known as "click throughs," or on the number of times an advertisement is displayed to a user, known as "impressions." Our contracts with advertisers typically guarantee the advertiser a minimum number of impressions. To the extent that minimum impression levels are not achieved for any reason, including the failure to obtain the expected traffic, our contracts with advertisers may require us to provide additional impressions after the contract term, which may adversely affect the availability of our advertising inventory. This could have a material adverse effect on us.

  Our revenues could be materially adversely affected if we are unable to adapt to other pricing models for Internet advertising if they are adopted. It is difficult to predict which, if any, pricing models for Internet advertising will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. Additionally, it is possible that Internet access providers may, in the future, act to block or limit various types of advertising or direct solicitations, whether at their own behest or at the request of users. Moreover, "filter" software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising.

We depend on third parties to increase traffic on our site and to provide software and products.

  We are dependent on various web sites that provide direct links to our site. These web sites may not attract significant numbers of users and we may not receive a significant number of additional users from these relationships. We also enter into agreements with advertisers, electronic commerce marketers or other third-party web sites that require us to exclusively feature these parties in particular areas or on particular pages of our site. These exclusivity agreements may limit our ability to enter into other relationships. Our agreements with third party sites do not require future minimum commitments to use our services or provide access to our site and may be terminated at the convenience of the other party. Moreover, we do not have agreements with a majority of the web sites that provide links to our site. These sites may terminate their links at any time. Many companies we may pursue for strategic relationships offer competing services. As a result, these competitors may be reluctant to enter into strategic relationships with us. Our business could be materially adversely affected if we do not establish and maintain strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased traffic on our web site.

  Additionally, we cannot assure you that we will be able to maintain relationships with third parties that supply us with software or products that are crucial to our success, or that these software or products will be able to sustain any third-party claims or rights against their use. Furthermore, we cannot assure you that the software, services or products of those companies that provide access or links to our services or products will achieve market acceptance or commercial success. Accordingly, we cannot assure you that our existing relationships will result in sustained business partnerships, successful service or product offerings or the generation of significant revenues for us.

We may need to raise additional funds, including through the issuance of debt.

  We believe that the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for our existing business for the foreseeable future. However, we may need to raise additional funds during 1999 or thereafter to obtain or operate any additional acquired business or as a result of our expenditures to acquire businesses or in connection with joint venture or similar arrangements. We expect that we will continue to experience negative operating cash flow for the foreseeable future as a result of significant spending on advertising and infrastructure. Accordingly, we may need to raise additional funds in a timely manner in order to:

  . fund our anticipated expansion;

  . develop new or enhanced services or products;

  . respond to competitive pressures;

  . acquire complementary products, businesses or technologies; and

  . enter into joint ventures.

  If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced. Stockholders may experience additional dilution and these securities may have rights senior to those of the holders of our common stock. We do not have any contractual restrictions on our ability to incur debt. Any indebtedness could contain covenants which restrict our operations. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our business could be materially adverse affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

We rely on intellectual property and proprietary rights.

  We regard substantial elements of our web site and underlying technology as proprietary and attempt to protect them by relying on intellectual property laws and restrictions on disclosure. We also generally enter into confidentiality agreements with our employees and consultants. In connection with our license agreements with third parties we generally seek to control access to and distribution of our technology and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. Thus, we cannot assure you that the steps taken by us will prevent misappropriation or infringement of our proprietary information which could have a material adverse effect on our business. In addition, our competitors may independently develop similar technology, duplicate our products or design around our intellectual property rights.

  We pursue the registration of our trademarks in the United States and internationally. However, effective trademark and other intellectual property protection may not be available in every country in which our services are distributed or made available through the Internet. Policing unauthorized use of our proprietary information is difficult. Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are also uncertain and still evolving. Existing or future trademarks or service marks applied for or registered by other parties and which are similar to ours may prevent us from expanding the use of our trademarks and service marks into other areas. We cannot assure you about the future viability or value of any of our proprietary rights.

  Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Furthermore, we cannot assure you that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us, including claims related to providing hyperlinks to web sites operated by third parties or providing advertising on a keyword basis that links a specific search term entered by a user to the appearance of a particular advertisement. Moreover, from time to time, third parties may assert claims of alleged infringement by us or our members of their intellectual property rights. Any litigation claims or counterclaims could impair our business because they could:

  . be time-consuming;

  . result in costly litigation;

  . subject us to significant liability for damages;

  . result in invalidation of our proprietary rights;

  . divert management's attention;

  . cause product release delays; or

  . require us to redesign our products or require us to enter into royalty or licensing agreements that may not be available on terms acceptable to us, or at all.

  We license from third parties various technologies incorporated into our site. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. We cannot assure you that these third-party technology licenses will continue to be available to us on commercially reasonable terms. Additionally, we cannot assure you that the third parties from which we license our technology will be able to defend our proprietary rights successfully against claims of infringement. As a result, our inability to obtain any of these technology licenses could result in delays or reductions in the introduction of new services or could adversely affect the performance of our existing services until equivalent technology can be identified, licensed and integrated.

  We own the Internet domain names "theglobe.com," "shop.theglobe.com," "tglo.com," "azazz.com," "happypuppy.com," "realmx.com," "kidsdomain.com" and "gamesdomain.com." The regulation of domain names in the United States and in foreign countries may change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names, any or all of which may dilute the strength of our names. We may not acquire or maintain our domain names in all of the countries in which our web site may be accessed, or for any or all of the top-level domain names that may be introduced. The relationship between regulations governing domain names and laws protecting proprietary rights is unclear. Therefore, we may not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. See "Business--Intellectual Property and Proprietary Rights."

We may face increased government regulation and legal uncertainties in our industry.

  There are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet. In addition, a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content, user privacy and quality of products and services. Changes in tax laws relating to electronic commerce could materially affect our business. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may decrease the growth in the use of the Internet, may impose additional burdens on electronic commerce or may alter how we do business. This could decrease the demand for our services, increase our cost of doing business, increase the costs of products sold through the Internet or otherwise have a material adverse effect on our business, results of operations and financial condition. See "Business--Government Regulation and Legal Uncertainties."

We may be exposed to liability for information retrieved from or transmitted over the Internet or for products sold over the Internet.

  Users may access content on our web site or the web sites of our distribution partners or other third parties through web site links or other means, and they may download content and subsequently transmit this content to others over the Internet. This could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, copyright, trademark infringement or the wrongful actions of third parties. Other theories may be brought based on the nature, publication and distribution of our content or based on errors or false or misleading information provided on our web site. Claims have been brought against online services in the past and we have received inquiries from third parties regarding these matters. The claims could be material in the future. We could also be exposed to liability for third party content posted by members on their personal web pages or by users in our chat rooms or on our bulletin boards.

  Additionally, we offer e-mail service, which a third party provides. The e-mail service may expose us to potential liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, fraudulent use of e-mail or delays in e-mail service. We also enter into agreements with commerce partners and sponsors under which we are entitled to receive a share of any revenue from the purchase of goods and services through direct links from our site. After the Azazz acquisition in February 1999, we also began selling products directly to consumers. Those arrangements may expose us to additional legal risks, regulations by local, state, federal and foreign authorities and potential liabilities to consumers of these products and services, even if we do not ourselves provide these products or services. We cannot assure you that any indemnification that may be provided to us in some of these agreements with these parties will be adequate.

  Even if these claims do not result in our liability, we could incur significant costs in investigating and defending against these claims. The imposition of potential liability for information carried on or disseminated through our systems could require us to implement measures to reduce our exposure to liability. Those measures may require the expenditure of substantial resources and limit the attractiveness of our services. Additionally, our insurance policies may not cover all potential liabilities to which we are exposed.

We may have trouble expanding internationally.

  A part of our strategy is to expand into foreign markets. In April 1999, we acquired Attitude Network, which operates Games Domain and Kids Domain through a wholly-owned U.K. subsidiary. We have not previously operated internationally. Additionally, we are not completely familiar with U.K. law and its ramifications on our business. There can be no assurance that the Internet or our community model will become widely accepted for advertising and electronic commerce in any international markets. To expand overseas we intend to seek to acquire additional web sites and enter into relationships with foreign business partners. This strategy contains risks, including:

  . we may experience difficulty in managing international operations because of distance, as well as language and cultural differences;

  . we or our future foreign business associates may not be able to successfully market and operate our services in foreign markets;

  . because of substantial anticipated competition, it will be necessary to implement our business strategy quickly in international markets to obtain a significant share of the market; and

  . we do not have the content or services necessary to substantially expand our operations in many foreign markets.

  We will unlikely be able to significantly penetrate these markets unless we gain the relevant content, either through partnerships, other business arrangements or possibly acquisitions with content-providers in these markets. There are also risks inherent in doing business on an international level, including:

  . unexpected changes in regulatory requirements;

  . trade barriers;

  . difficulties in staffing and managing foreign operations;

  . fluctuations in currency exchange rates and the introduction of the euro;

  . longer payment cycles in general;

  . problems in collecting accounts receivable;

  . difficulty in enforcing contracts;

  . political and economic instability;

  . seasonal reductions in business activity in certain other parts of the world; and

  . potentially adverse tax consequences.

Various stockholders, individually or in the aggregate, may control us.

  Before this offering, Michael S. Egan, our Chairman, beneficially owned or controlled, directly or indirectly, 12,246,048 shares of our common stock which in the aggregate represents approximately 45.3% of the outstanding shares of our common stock. Todd V. Krizelman and Stephen J. Paternot, our Co-Chief Executive Officers and Co-Presidents, together, beneficially owned 15.3% of our common stock. After this offering, Mr. Egan will beneficially own or control, directly or indirectly, approximately 31.7% of our common stock, 27.9% if the over-allotment option is exercised in full and Dancing Bear Investments, an entity he controls, determines to sell all of such over-allotment stock to the underwriters upon such exercise and 30.5% if the over-allotment option is exercised in full and we sell all of such over-allotment stock to the underwriters upon such exercise. Messrs. Krizelman and Paternot, together, will beneficially own approximately 12.4% of our common stock after the offering, and 12.4% if the over-allotment option is exercised and provided by Dancing Bear Investments and 11.9% if the over-allotment option is exercised and provided by us. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations.

  Messrs. Egan, Krizelman, Paternot and Edward A. Cespedes and Rosalie V. Arthur, each of whom is a director of our company, and we, have entered into a stockholders' agreement. As a result of the stockholders' agreement, Mr. Egan has agreed to vote for up to two nominees of Messrs. Krizelman and Paternot to the board of directors and Messrs. Krizelman and Paternot have agreed to vote for the nominees of Mr. Egan to the board, which will be up to five directors. Consequently, Messrs. Egan, Krizelman and Paternot control the ability to elect a majority of our directors. In addition, collectively Messrs. Egan, Krizelman and Paternot have the ability to control the outcome of all issues submitted to a vote of our stockholders requiring majority approval. Additionally, each party other than Mr. Egan has granted an irrevocable proxy with respect to all matters subject to a stockholder vote to Dancing Bear Investments, an entity controlled by Mr. Egan, for any shares held by that party received upon the exercise of outstanding warrants for 500,000 shares of our common stock. The stockholders' agreement also provides for tag-along and drag-along rights in connection with any private sale of these securities. See "Description of Capital Stock."

The Year 2000 issue may affect our operations.

  Year 2000 issues related to non-compliant information technology systems or non-information technology systems operated by us or by third parties may affect us. We have substantially completed an assessment of our internal and external third-party information technology systems and non-information technology systems and a test of the information technology systems that support our web site. At this point in our assessment and testing, we are not aware of any Year 2000 problems relating to systems operated by us or by third parties that would have a material effect on our business, without taking into account our efforts to avoid these problems. Based on our assessment to date, we do not anticipate that costs associated with remediating our non-compliant information technology systems or non-information technology systems will be material, although we cannot assure you that this will be the case. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of the Year 2000."

  To the extent that we finalize our assessment without identifying any material non-compliant information technology systems operated by us or by third parties, the most reasonably likely worst case Year 2000 scenario is the failure of one or more of our vendors of hardware or software or one or more providers of non-information technology systems to properly identify any Year 2000 compliance issues and remediate any issues before December 31, 1999. A failure could prevent us from operating our business, prevent users from accessing our web site, or change the behavior of advertising customers or persons accessing our web site. We believe that the primary business risks, in the event of a failure, would include, but not be limited to:

  . lost advertising revenues;

  . increased operating costs;

  . loss of customers or persons accessing our web site;

  . other business interruptions of a material nature; and

  . claims of mismanagement, misrepresentation, or breach of contract.

  Any of these risks could have a material adverse effect on our business.

Our stock price is volatile.

  The trading price of our common stock has been volatile and may continue to be volatile in response to various factors, including:

  . quarterly variations in our operating results;

  . competitive announcements;

  . changes in financial estimates by securities analysts;

  . the operating and stock price performance of other companies that investors may deem comparable to us; and

  . news relating to trends in our markets.

  The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been highly volatile. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against a company. Litigation, if instituted, whether or not successful, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business.

The sale of shares eligible for future sale in the open market could depress our stock price.

  Sales of significant amounts of common stock in the public market in the future or the perception that sales will occur could materially and adversely affect the market price of the common stock or our future ability to raise capital through an offering of our equity securities. There are approximately 12,991,680 shares of common stock held by our stockholders that are "restricted securities," as that term is defined in Rule 144 of the Securities Act of 1933. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act. In connection with our initial public offering, all of our directors, executive officers and the holders of a substantial portion of our stock agreed, with exceptions, that they would not sell any common stock without the prior consent of Bear, Stearns & Co. Inc. or us, depending on the circumstances, before May 12, 1999. In connection with this offering, the holders of substantially all of our restricted securities are restricted from selling any common stock without the prior consent of Bear, Stearns & Co. Inc. or us, depending on the circumstances, seven days before and 90 days following the date of this prospectus. We or Bear Stearns & Co. may, in our discretion, waive these lock-up provisions. After August 18, 1999, approximately 2,266,760 shares of the restricted securities will be immediately eligible for sale in the public market under

Rule 144 without volume limitation or further registration under the Securities Act, not including approximately 10,724,920 shares held by our "affiliates," within the meaning of the Securities Act. These 10,724,920 shares will be eligible for public sale subject to volume limitation. In connection with this offering, the underwriters will require all of our directors, and various officers, with the exception of any shares sold by them in the offering and other specified exceptions, to agree not to sell any common stock, without the prior consent of Bear, Stearns & Co. Inc. at any time prior to 90 days following the effective date of the registration statement of which this prospectus forms a part. Bear, Stearns & Co. Inc. may, however, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements.

  There are outstanding options to purchase 4,149,288 shares of common stock which are eligible for sale in the public market from time to time depending on vesting and the expiration of lock-up agreements. The issuance of these securities are registered under the Securities Act. In addition, there are outstanding warrants to purchase up to 4,111,534 shares of our common stock upon exercise.

  Substantially all of our stockholders holding restricted securities, including shares issuable upon the exercise of warrants to purchase our common stock, are entitled to registration rights under various conditions. See "Principal and Selling Stockholders," "Description of Capital Stock" and "Shares Eligible for Future Sale."

Anti-takeover provisions affecting us could prevent or delay a change of control.

  Provisions of our charter, by-laws and stockholder rights plan and provisions of applicable Delaware law may:

  . have the effect of delaying, deferring or preventing a change in control of our company;

  . discourage bids of our common stock at a premium over the market price;
    or

  . adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

  We must follow Delaware laws that could have the effect of delaying, deterring or preventing a change in control of our company. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless various conditions are met. In addition, provisions of our charter and by-laws, and the significant amount of common stock held by our executive officers, directors and affiliates, could together have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management. See "Description of Capital Stock--Delaware Law and Various Charter and By-laws Provisions."

We do not expect to pay cash dividends.

  We do not anticipate paying any cash dividends in the foreseeable future.

Our management can spend most of the proceeds from this offering in ways with which stockholders might not agree.

  Our management can spend most of the proceeds from this offering in ways with which the stockholders might not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See "How We Intend to Use the Proceeds from the Offering."

As a new investor, you will experience immediate and substantial dilution.

  Investors purchasing shares of common stock in the offering will incur immediate and substantial dilution in net tangible book value per share of the common stock from the offering price of $22.86 per share. To the extent outstanding options or warrants to purchase common stock are exercised, there will be further dilution. See "Dilution."

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains forward looking statements that have been made under the provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of these words and similar expressions are intended to identify forward-looking statements. We have based these statements on our current expectations about future events. Although we believe that our expectations about future events are reasonable, we cannot assure you that these expectations will be achieved. Important factors which would cause our actual results to differ materially from the forward-looking statements in this prospectus are described in the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus. We urge you to carefully consider these factors. We caution you that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

              HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

  The estimated net proceeds to us from the sale of the 4,000,000 shares of common stock we are offering are estimated to be $103.4 million at an assumed split-adjusted public offering price of $27.56 per share, the price on May 13, 1999, after deducting the estimated underwriting discount and offering expenses. Our net proceeds will be approximately $134.6 million if the underwriters' over-allotment option is exercised in full and Dancing Bear Investments declines to sell any shares to cover such over-allotment. We will not receive any proceeds from the sale of the shares that the selling stockholders are selling.

  We expect to use the net proceeds for general corporate purposes, including working capital, expansion of our sales and marketing capabilities, brand name promotions, potential acquisitions and improvements in our web site. The amounts we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described under "Risk Factors." In the ordinary course of business, we evaluate potential acquisitions of businesses, technologies and product offerings or minority investments in businesses. However, we have no current agreements with respect to any such acquisitions or investments. Pending use of the net proceeds, we intend to invest them in short-term, interest-bearing instruments, including government securities. Therefore, we will have broad discretion in the way we use the net proceeds. See "Risk Factors--Our management can spend most of the proceeds from this offering in ways with which stockholders might not agree."

                                DIVIDEND POLICY

  We have not declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends by us are subject to the discretion of the board of directors. Any future determination to pay dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the board of directors.

                        PRICE RANGE OF OUR COMMON STOCK

  Our common stock trades on the Nasdaq National Market under the symbol "TGLO." All information in this section gives effect to the 2 for 1 stock split that was distributed to stockholders on May 14, 1999. The following table sets forth the range of high and low closing sales prices of our common stock for the periods indicated:

                             Fiscal 1998                           High   Low
                             -----------                          ------ ------
     Quarter ended December 31, 1998
      (from November 13, 1998)................................... $31.75 $13.72
                             Fiscal 1999
                             -----------
     First Quarter............................................... $33.53 $15.75

  On May 13, 1999, the last reported sale price for our common stock on the Nasdaq National Market was a split-adjusted $27.56 per share. The market price for our stock is highly volatile and fluctuates in response to a wide variety of factors. See "Risk Factors--Our stock price is volatile."

                                 CAPITALIZATION

  The following table sets forth our capitalization as of March 31, 1999:

  . on an actual basis;

  . on a pro forma basis giving effect to the acquisition of Attitude
    Network, Ltd.;

  . on a pro forma as adjusted basis to reflect the pro forma events described above and the receipt of the estimated net proceeds from the sale of 4,000,000 shares of common stock, after deducting the estimated underwriting discounts and commissions and offering expenses. See "How We Intend to Use the Proceeds from the Offering."

  You should read this information together with our financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                        March 31, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                    (Dollars in thousands)
Long-term debt................................. $    --   $  2,388    $  2,388
Obligations under capital leases, excluding
 current installments..........................    1,934     1,934       1,934
Stockholders' equity:
  Preferred Stock, 3,000,000 shares authorized:
   Convertible preferred stock, Series A
   through E, $0.001 par value; 2,900,001
   shares authorized; -0- shares issued and
   outstanding.................................      --        --          --
  Common stock, $0.001 par value: 100,000,000
   shares authorized;
   21,325,554 shares issued and outstanding,
   actual; 22,896,476 and 26,896,476 shares
   issued and outstanding, pro forma and pro
   forma as adjusted, respectively(1)..........       21        23          27
  Additional paid-in capital...................   72,664   119,490     222,872
  Deferred compensation........................     (112)     (112)       (112)
  Net unrealized loss on available-for-sale
   securities..................................      (58)      (58)        (58)
  Accumulated deficit..........................  (26,716)  (26,716)    (26,716)
                                                --------  --------    --------
  Total stockholders' equity...................   45,799    92,627     196,013
                                                --------  --------    --------
    Total capitalization....................... $ 47,733  $ 96,949    $200,335
                                                ========  ========    ========

--------
(1) Excludes:

  . 4,111,534 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of approximately $1.58 per share;

  . 4,149,288 shares of our common stock issuable upon the exercise of stock options that would be outstanding at a weighted average exercise price of $8.90 per share; and

  . 881,654 shares of our common stock reserved for future issuance under our 1998 and 1995 stock option plans;

  . 400,000 shares of common stock reserved for future issuance under the 1999 Employee Stock Purchase Plan.

  Also excludes up to 1,200,000 shares which may be issued by us upon exercise of the underwriters' over-allotment option if Dancing Bear Investments declines to sell any shares to cover such over-allotment.

  See "Capitalization," "Management--Executive Compensation," "Description of Capital Stock" and the financial statements and related financial statement notes appearing elsewhere in this prospectus.

                                    DILUTION

  Our pro forma net tangible book value as of March 31, 1999 was approximately $23.0 million, or approximately $1.00 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding after giving effect to:

 . the acquisition of Azazz.com; and

 . the acquisition of Attitude Network, Ltd.

  After giving effect to the sale of the common stock offered by us hereby and after deducting the estimated underwriting discount and offering expenses payable by us, our pro forma net tangible book value, as adjusted, as of March 31, 1999, would have been approximately $126.3 million, or $4.70 per pro forma share of common stock. This represents an immediate increase in net tangible book value of $3.70 per share to existing stockholders and an immediate dilution in net tangible book value of $22.86 per share to new investors of common stock in this offering. The following table illustrates this per share dilution:

     Assumed public offering price per share.....................       $27.56
     Pro forma net tangible book value per share prior to this
      offering................................................... $1.00
     Increase per share attributable to new investors............  3.70
                                                                  -----
     Adjusted pro forma net tangible book value per share after
      the offering...............................................         4.70
                                                                        ------
     Dilution per share to new investors.........................       $22.86
                                                                        ======

  If the public offering price is higher or lower, the dilution to the new investors will be greater or less, respectively.

                            SELECTED FINANCIAL DATA
                 (Dollars in thousands, except per share data)

  The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes to those statements and other financial information included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998 are derived from the audited financial statements of theglobe.com included in this prospectus. The balance sheet data as of December 31, 1995 and 1996 and the statement of operations data for the period for May 1, 1995 (inception) to December 31, 1995 are derived from the audited financial statements of theglobe.com not included herein. The statement of operations data for each of the three-month periods ended March 31, 1998 and 1999, and the balance sheet data at March 31, 1999, are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The historical results presented here are not necessarily indicative of future results.

                         May 1, 1995
                         (inception)                                            Three Months
                           through        Year Ended December 31,              Ended March 31,
                         December 31, ----------------------------------  ---------------------------
                             1995        1996        1997        1998        1998        1999
                         ------------ ----------  ----------  ----------  ----------  ----------
                                                                               (unaudited)
Statement of Operations
 Data:
Revenues................  $       27  $      229  $      770  $    5,510  $      394  $    3,192
Cost of revenue.........          13         116         423       2,239         213       1,323
                          ----------  ----------  ----------  ----------  ----------  ----------
Gross profit............          14         113         347       3,271         181       1,869
Operating expenses:
  Sales and marketing...           1         276       1,248       9,299       1,411       2,060
  Product development...          60         120         154       2,633          85       2,114
  General and
   administrative.......          19         489       2,828       6,828       1,098       2,754
  Non-recurring charge..         --          --          --        1,370         --          --
  Amortization..........         --          --          --          --          --        1,361
                          ----------  ----------  ----------  ----------  ----------  ----------
Total operating
 expenses...............          80         885       4,230      20,130       2,594       8,289
                          ----------  ----------  ----------  ----------  ----------  ----------
Loss from operations....         (66)       (772)     (3,883)    (16,859)     (2,413)     (6,420)
Interest income
 (expense), net.........         --           22         335         892         456         196
                          ----------  ----------  ----------  ----------  ----------  ----------
Loss before provision
 for income taxes.......         (66)       (750)     (3,548)    (15,967)     (1,957)     (6,224)
                          ----------  ----------  ----------  ----------  ----------  ----------
Provision for income
 taxes..................         --          --           36          79          16          46
                          ----------  ----------  ----------  ----------  ----------  ----------
Net loss................  $      (66) $     (750) $   (3,584) $  (16,046) $   (1,973) $   (6,270)
                          ==========  ==========  ==========  ==========  ==========  ==========
Basic and diluted net
 loss per share (1).....  $    (0.03) $    (0.33) $    (1.56) $    (3.37) $    (0.38) $    (0.30)
                          ==========  ==========  ==========  ==========  ==========  ==========
Weighted average shares
 outstanding used in
 basic and diluted per
 share calculation(1)...   2,250,000   2,250,000   2,293,546   4,762,280   5,208,533  21,089,668
                          ==========  ==========  ==========  ==========  ==========  ==========

                                                 December 31,        March 31,
                                           ------------------------- ---------
                                           1995 1996  1997    1998     1999
                                           ---- ---- ------- ------- ---------
Balance Sheet Data:
Cash and cash equivalents and short-term
 investments.............................. $587 $757 $18,874 $30,149  $22,928
Working capital...........................  575  648  17,117  27,009   18,600
Total assets..............................  647  973  19,462  38,130   55,116
Capital lease obligations, excluding
 current installments.....................  --   --       99   2,006    1,934
Total stockholders' equity................  632  795  17,352  30,301   45,799

--------
(1) Weighted average shares do not include any common stock equivalents because inclusion of common stock equivalents would have been anti-dilutive. See the financial statements and related financial statement notes appearing elsewhere in this prospectus for the determination of shares used in computing pro forma basic and diluted loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  Our web site is one of the world's leading online networks with nearly 2.5 million members in the United States and abroad. In March 1999, approximately
10.2 million individuals visited our site. Our web site is a destination on the Internet where users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. We facilitate this interaction by providing various free services, including home page building, discussion forums, chat rooms, e-mail and electronic commerce. Additionally, we provide our users with news, business information, real time stock quotes, weather, movie and music reviews, multi-player gaming and personals. By satisfying our users' personal and practical needs, we seek to become our users' online home. Our primary revenue source is the sale of advertising, with additional revenues generated through electronic commerce, development fees and, to a lesser extent, the sale of membership service fees for enhanced services.

  We were incorporated in May 1995. For the period from inception through December 1995, we had minimal sales and our operating activities related primarily to the development of the necessary computer infrastructure and initial planning and development. Operating expenses in 1995 were minimal. During 1996, we continued the foregoing activities and also focused on recruiting personnel, raising capital and developing programs to attract and retain members. In 1997, we

  . moved our headquarters to New York City;

  . expanded our membership base from less than 250,000 to almost 1 million;

  . improved and upgraded our services;

  . expanded our production staff;

  . built an internal sales department; and

  . began active promotion of theglobe.com web site to increase market awareness.

  During 1998, revenues and operating expenses increased as we placed a greater emphasis on building our advertising revenues and memberships by expanding our sales force and promoting theglobe.com brand.

  To date, our revenues have been derived principally from the sale of advertisements and sponsorship placements within our site, and to a lesser extent, from subscription and electronic commerce revenues. Electronic commerce revenues have not been significant to date, but are expected to increase with the acquisition of Azazz, and as our existing electronic commerce arrangements grow and new arrangements are entered into. Advertising revenues constituted 89%, 77%, 95%, 83% and 84% of total revenues for the years ended December 31, 1998, 1997, 1996 and for the three months ended March 31, 1999 and 1998, respectively. We sell a variety of advertising packages to clients, including banner advertisements, event sponsorship, and targeted and direct response advertisements. Our advertising revenues are derived principally from short-term advertising arrangements. These arrangements average one to three months. We generally guarantee a minimum number of impressions for a fixed fee. Advertising revenues are recognized ratably in the period in which the advertisement is displayed, if no significant company obligations remain and collection of the resulting receivable is probable. Payments received from advertisers before displaying their advertisements on our web site are recorded as deferred revenues and are recognized as revenue ratably when the advertisement is displayed. To the extent minimum guaranteed impression levels are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved.

  In addition to advertising revenues, we derive other revenues primarily from our membership service fees, electronic commerce revenue, development fees and sponsorship placements within our site. Subscription fees are recognized over the membership term. A number of recent arrangements with our premier electronic commerce partners provide us with a share of any sales resulting from direct links from our web site. We recognize revenues from our share of the proceeds from our electronic commerce partners' sales upon notification from our partners of sales attributable to our web site. To date, revenues from electronic commerce arrangements have not been significant. In addition, in 1999 we began direct electronic commerce sales to users. We also earn additional revenue on sponsorship contracts for fees relating to the design, coordination, and integration of the customer's content and links. We recognize these development fees as revenue once the related activities have been performed.

  We incurred a charge of approximately $1.4 million to earnings in the third quarter of 1998 in connection with the transfer of warrants to acquire 450,000 shares of common stock by Dancing Bear Investments, Inc., which was our principal shareholder at the date of transfer, to some of our officers at approximately $1.45 per share. The amount of this non-cash charge was based on the difference between the fair market value of our stock at the date of transfer ($4.50 per share) and the exercise price of the warrant of approximately $1.45 per share. This expense was classified separately in the statement of operations as a non-recurring charge.

Results of Operations--Comparison of the Three Months Ended March 31, 1999 and 1998

  Revenues. Revenues increased to $3.2 million for the three months ended March 31, 1999 from $393,600 for the three months ended March 31, 1998, an increase of 711%. The period to period growth in revenues resulted from an increase in (1) the number of advertisers as well as the average commitment per advertiser, (2) our web site traffic, (3) the number of sales people and (4) marketing and advertising expenditures. Advertising revenues were $2.6 million or 83% of total revenues for the three months ended March 31, 1999 and $332,000 or 84% of total revenues for the three months ended March 31, 1998. Since March 1998, we significantly increased our sales force, relaunched our web site, and began a marketing campaign to promote theglobe.com web site. We anticipate that advertising revenues will continue to account for a substantial share of our total revenues for the foreseeable future. Other revenues were derived from membership service fees, development fees, electronic commerce revenue shares and sponsorship placements within our web site. At March 31, 1999, we had deferred revenues of approximately $647,600. Barter revenues were approximately 4% of total revenues for each of the three months ended March 31, 1999 and 1998.

  Cost of Revenues. Cost of revenues consist primarily of Internet connection charges, web site equipment leasing costs, depreciation, maintenance, barter advertising expenses, costs of merchandise sold, shipping and handling fees, staff costs and related expenses of operations personnel. Gross margins were 59% for the three months ended March 31, 1999 and 46% for the three months ended March 31, 1998. The increase in gross margin was primarily due to an increase in revenues relative to the increase in cost of revenues. The absolute dollar increase in cost of revenues was due to an increase in Internet connection costs to support the increase in web site traffic, as well as an increase in equipment costs, depreciation and staff costs required to support the expansion of our site and services. With the addition of Azazz, cost of revenues also increased as a result of cost of merchandise sold and shipping and handling fees. In addition, we recorded barter advertising expenses during the three months ended March 31, 1999 and 1998, which is equivalent to the barter advertising revenues recorded in the same period. The gross margins exclusive of the barter transactions for the three months ended March 31, 1999 were 61% and 48% for the three months ended March 31, 1998.

  Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and related expenses of sales and marketing personnel, commissions, advertising, public relations expenses and other marketing-related expenses. Sales and marketing expenses increased to approximately $2.1 million or 65% of total revenue for the three months ended March 31, 1999 from $1.4 million or 358% of total revenues for the three months ended March 31, 1998. The period to period increase in sales and marketing expenses in absolute dollars was primarily attributable to increased sales and marketing personnel and related expenses required to implement our branding and marketing strategy.

  Product Development Expenses. Product development expenses include professional fees, staff costs and related expenses associated with the development, testing and upgrades to our web site as well as expenses related to its editorial content and community management and support. Product development expenses increased to approximately $2.1 million or 66% of total revenues for the three months ended March 31, 1999 from $85,500 or 22% of total revenues for the three months ended March 31, 1998. The increase in product development expenses was primarily attributable to increased staffing levels required to support our web site and to enhance its content and features. Product development expenses also increased as a result of added features in connection with the launch of our site redesign in November 1998. We intend to continue recruiting and hiring experienced product development personnel and to make additional investments in product development.

  General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, human resources, facilities and legal, along with professional fees and other corporate expenses. General and administrative expenses increased to $2.8 million or 86% of total revenues for the three months ended March 31, 1999 from $1.1 million or 279% of total revenues for the three months ended March 31, 1998, an increase of approximately $1.7 million. The absolute dollar increase in these expenses was primarily due to increased salaries and related expenses associated with increased staffing in order to build our basic infrastructure, hiring of additional personnel, and increases in professional fees and travel. The increased salaries also reflect the highly competitive nature of hiring in the new media industry. The increase was also due to costs related to us operating as a public company such as directors' and officers' liability insurance, investor relations programs and professional service fees. We expect that we will incur additional general and administrative expenses as we hire additional personnel and incur additional costs related to the growth of the business. Accordingly, we anticipate that general and administrative expenses will continue to increase in absolute dollars.

  Amortization of Goodwill and Intangible Assets. We recorded amortization of approximately $1.4 million in the first quarter 1999. This amortization is in connection with the acquisition of Azazz in February 1999. The goodwill and purchased intangibles of approximately $22.7 million related to this acquisition are being amortized over the expected period of benefit ranging from two to three years (three years for goodwill). There was no similar charge for the first three months ended March 31, 1998.

  Interest and Other Income, net. Interest and other income, net includes interest income from our cash and investments, interest expenses related to our capital lease obligations and realized gains and losses from the sale of short-term investments. Other income decreased from approximately $455,000 for the three months ended March 31, 1998 to approximately $196,000 for the three months ended March 31, 1999. The decrease in other income was due to an increase in interest expense related to new capital lease obligations, which the Company entered into subsequent to March 1998.

  Income Taxes. Income taxes of $45,900 for the three months ended March 31, 1999 were based solely on state and local taxes on business and investment capital. Our effective tax rate differs from the statutory federal income tax rate, primarily as a result of the uncertainty regarding our ability to utilize our net operating loss carryforwards. Due to the uncertainty surrounding the timing or realization of the benefits of our net operating loss carryforwards in future tax returns, we have placed a valuation allowance against our otherwise recognizable deferred tax assets. As of December 31, 1998, we had approximately $29.2 million of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income. Our federal net operating loss carryforwards expire beginning 2001 through 2018, if not utilized. The Tax Reform Act of

1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Due to the change in our ownership interests in the third quarter of 1997, as defined in the Internal Revenue Code of 1986, future utilization of our net operating loss carry forwards will be affected by limitations or annual restrictions.

Liquidity and Capital Resources--Comparison of the Three Months Ended March 31, 1999 and 1998

  As of March 31, 1999, we had approximately $11.2 million in cash and cash equivalents and approximately $11.7 million in marketable securities. Net cash used in operating activities was $4.7 million and $2.9 million for the three months ended March 31, 1999 and 1998, respectively. The increase in net cash used resulted primarily from an increase in our cash net operating losses excluding amortization expense related to our acquisition of Azazz as well as payments made in 1998 related to our 1997 accrued compensation.

  Net cash (used) provided by investing activities was $(13.1) million and $2.4 million for the three months ended March 31, 1999 and 1998, respectively. Net cash used in investing activities for the three months ended March 31, 1999 was primarily related to the purchase of short-term investments with the proceeds from our initial public offering as well as security deposit payments associated with our new office space lease. For the three months ended March 31, 1998, the net cash provided by investing activities was primarily related to the sale of short-term investments in order to finance our operating expenses. In each period, additional cash was used to purchase property and equipment in connection with the build out of our infrastructure.

  Net cash used in financing activities was approximately $136,000 and $33,000 for the three months ended March 31, 1999 and 1998, respectively. Net cash used in financing activities for the three months ended March 31, 1999 consisted primarily of payments under our capital lease obligations partially offset by proceeds from the exercise of common stock options. For the three months ended March 31, 1998, cash used in financing activities was related to the payment of capital lease obligations.

  On February 1, 1999, we purchased factorymall.com, an interactive department store doing business as Azazz.com, which is being integrated into our electronic commerce site, known as "shop.theglobe.com." We expect to invest an aggregate of up to approximately $3.8 million of working capital in 1999 to support the future operation of shop.theglobe.com. On April 9, 1999, we purchased Attitude Network, an online provider of entertainment content. We expect to invest an aggregate of up to $3.5 million of working capital in 1999 to support the future operations of Attitude Network.

  Our capital requirements depend on numerous factors, including market acceptance of our services, the amount of resources we devote to investments in our web site, the resources we devote to marketing and selling our services and our brand promotions and other factors. We have experienced a substantial increase in our capital expenditures and lease arrangements since our inception consistent with the growth in our operations and staffing, and we anticipate that this will continue for the foreseeable future. Additionally, we will continue to evaluate possible investments in businesses, products and technologies, and we plan to expand our sales force. We believe that the net proceeds from the offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for our existing business for the foreseeable future. However, we may need to raise additional funds during 1999 or thereafter to obtain or operate any additional acquired businesses or as a result of our expenditures to acquire businesses or in connection with joint venture or similar arrangements. See "Risk Factors--We may need to raise additional funds, including through the issuance of debt."

Results of Operations--Comparison of the Years Ended December 31, 1998, 1997, and 1996

  Revenues. Revenues increased to approximately $5.5 million in 1998 as compared to $770,300 in 1997 and $229,400 in 1996. The year to year growth resulted from an increase in (1) the number of advertisers and the average commitment per advertiser, (2) our web site traffic, (3) the number of our sales people and (4) marketing and advertising expenditures. Advertising revenues were approximately $4.9 million or 89% of total revenues in 1998, $592,400 or 77% of total revenues in 1997 and $216,800 or 95% of total revenues in 1996. In 1998, we significantly increased our sales force and began a marketing campaign to promote theglobe.com web site. We anticipate that advertising revenues will continue to account for a substantial share of our total revenues for the foreseeable future. Other revenues were derived from membership service fees, development fees, electronic commerce revenue shares and sponsorship placements within our web site. At December 31, 1998, we had deferred revenues of approximately $673,600. Barter revenues were approximately 2% of total revenues for 1998, 22% for 1997 and 0% for 1996.

  Cost of Revenues. Cost of revenues consist primarily of Internet connection charges, web site equipment leasing costs, depreciation, maintenance, barter advertising expenses, staff costs and related expenses of operations personnel. Gross margins were 59% in 1998, 45% in 1997 and 49% in 1996. The increase in gross margin was primarily due to an increase in revenues relative to the increase in cost of revenues. The absolute dollar increase in cost of revenues was due to an increase in Internet connection costs to support the increase in web site traffic, as well as an increase in equipment costs, depreciation and staff costs required to support the expansion of our site and services. In addition, we recorded barter advertising expenses during 1998 and 1997, which was equivalent to the barter advertising revenues recorded in the same period. The gross margins exclusive of the barter transactions were 60% in 1998 and 57% in 1997. In 1996, we did not enter into any barter transactions. During the fourth quarter of 1998, we moved our web site hosting functions to a separate facility in Staten Island, New York. The new facility will allow us to support our expanded services and content.

  Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and related expenses of sales and marketing personnel, commissions, advertising and public relations expenses. Sales and marketing expenses were approximately $9.3 million or 169% of total revenues in 1998, $1.2 million or 162% of total revenues in 1997, and $275,900 or 120% of total revenues in 1996. The year-to-year increase in sales and marketing expenses was primarily attributable to expansion of our online and print advertising, public relations and other promotional expenditures, as well as increased sales and marketing personnel and related expenses required to implement our marketing strategy. Sales and marketing expenses also increased as a result of our decision to shift our advertising to an internal sales department in the second quarter of 1997.

  Product Development Expenses. Product development expenses include professional fees, staff costs and related expenses associated with the development, testing and upgrades to our web site as well as expenses related to its editorial content and community management and support. Product development expenses were approximately $2.6 million or 48% of total revenues in 1998, $153,700 or 20% of total revenues in 1997, and $120,000 or 52% of total revenues in 1996. The increase in absolute dollars in product development expenses was primarily attributable to increased staffing levels required to support our web site and to enhance its content and features. Product development expenses also increased as a result of the launch of our web site redesign in November 1998. We intend to continue recruiting and hiring experienced product development personnel and to make additional investments in product development.

  General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, human resources, facilities and legal, along with professional fees and bad debt expense and other corporate expenses. General and administrative expenses were approximately $6.8 million or 124% of total revenues in 1998, $2.8 million or 367% of total revenues in 1997, and $489,100 or 213% of total revenues in 1996. The absolute dollar increase in these expenses was primarily due to increased salaries and related expenses associated with our management's employment contracts, hiring of additional personnel, and increases in professional fees and travel. The increased salaries also reflect the highly competitive nature of hiring in the new media industry. We expect that we will incur additional general and administrative expenses as we hire additional personnel and incur additional costs related to the growth of our business and operation as a public company, including directors' and officers' liability insurance, investor relations programs and professional service fees. Accordingly, we anticipate that general and administrative expenses will continue to increase in absolute dollars.

  Non-recurring charges. We recorded a non-recurring, non-cash charge of approximately $1.4 million in the third quarter of 1998. This charge was in connection with the transfer of outstanding warrants to acquire 450,000 shares of common stock by Dancing Bear Investments, which was our principal shareholder at the time of the transfer, to some of our officers. There was no similar charge in 1997 or 1996.

  Other Income (expense). Other income (expense) includes interest income from our cash and investments, interest expenses related to our capital lease obligations, and realized gains and losses from sale of short-term investments. The year-to-year increase in interest and dividend income was due to a higher average cash, cash equivalent and investment balance as a result of the proceeds received from the issuance of shares of our preferred stock in the third quarter of 1997, and the issuance of common stock in connection with our initial public offering in November 1998.

  Interest and other expense increased in 1998 due to new capital lease obligations. We entered into our first capital lease in late December 1997. As a result, interest expense from capital lease obligations did not begin until 1998.

  Income Taxes. Income taxes were approximately $78,900 in 1998, $36,100 in 1997 and -0- in 1996. These income taxes were based solely on state and local taxes on business and investment capital. These taxes increased from year to year due to an increase in our average equity balance. The average equity balance increased as a result of the proceeds received from our issuance of shares of preferred stock in the third quarter of 1997, and our issuance of common stock in connection with our initial public offering in November 1998. Our effective tax rate differs from the statutory federal income tax rate, primarily as a result of the uncertainty regarding our ability to utilize net operating loss carryforwards. Due to the uncertainty surrounding the timing or realization of the benefits of our net operating loss carryforwards in future tax returns, we have placed a 100% valuation allowance against our deferred tax assets. As of December 31, 1998, we had approximately $29.2 million of federal and state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. Our federal net operating loss carryforwards will expire beginning in 2001 through 2018, if not utilized. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Due to the change in our ownership interests in the third quarter of 1997, as defined in the Internal Revenue Code, future utilization of our net operating loss carryforwards will be affected by limitations or annual restrictions.

Liquidity and Capital Resources--Comparison of the Years Ended December 31, 1998, 1997, and 1996

  As of December 31, 1998, we had approximately $29.3 million in cash and cash equivalents and approximately $898,500 in marketable securities. Net cash used in operating activities was approximately $13.5 million in 1998, $1.9 million in 1997 and $601,600 in 1996. The increase in net cash used in 1998 resulted primarily from an increase in our expenses which resulted in increased operating losses. In addition we had a higher level of receivables due to increased revenues and an increase in prepaid expenses. These items were partially offset by an increase in accounts payable and deferred revenues. The 1997 increase in net cash used was primarily due to an increase in net operating loss and a higher account receivable balance. These items were partially offset by the timing of payments associated with our 1997 accrued bonuses paid in the first quarter of 1998, as well as an increase in accounts payable and accrued expenses.

  Net cash provided (used) in investing activities was approximately $9.6 million in 1998, $(13.2) million in 1997 and $(138,300) in 1996. Net cash provided by investing activities in 1998 was primarily related to the sales of short-term investments to finance our working capital needs. These sales were partially offset by approximately $1.7 million in security deposits required for capital leases and the purchase of property and equipment in connection with the build out of our infrastructure. Net cash used in investing activities in 1997 was primarily related to the purchase of securities with the proceeds from our private placement in the third quarter of 1997. Cash used in investing activities in 1996 was related to the purchase of property and equipment.

  Net cash provided by financing activities was approximately $27.2 million in 1998, $20.2 million in 1997 and $910,000 in 1996. Net cash provided by financing activities during 1998 consisted primarily of $27.3 million from the issuance of 3,481,667 shares of common stock in connection with our initial public offering in November 1998. The net cash provided by financing activities in 1997 consisted primarily of approximately $20.3 million from preferred stock issuances. These amounts were partially offset by approximately $130,500 in financing costs related to the private placements. The approximately $910,000 of net cash provided in 1996 was from our private placements of preferred stock.

Impact of the Year 2000

  The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

  State of Readiness. We may be affected by Year 2000 issues related to non-compliant information technology systems or non-information technology systems operated by us or by third parties. We have substantially completed an assessment of our internal and external third-party information technology systems and non-information technology systems and a test of the information technology systems that support our web site. At this point in our assessment and testing, we are not aware of any Year 2000 problems relating to systems we or third parties operate that would have a material effect on our business or financial condition, without taking into account our efforts to avoid these problems. However, we cannot assure you that there will be no Year 2000 problems.

  Our information technology systems consist of software developed either in-house or purchased from third parties, and hardware purchased from vendors. We have contacted our principal vendors of hardware and software. All of those contacted vendors have notified us that the hardware and software that they supplied to us is Year 2000 compliant.

  We have also substantially completed an assessment of our non-information technology systems which we have identified as possibly having Year 2000 issues. At this point in our assessment, we are not aware of any Year 2000 problems relating to these systems which would have a material effect on our business or financial condition, without taking into account our efforts to avoid these problems.

  Our information technology systems and other business resources rely on information technology systems and non-information technology systems provided by service providers and therefore may be vulnerable to those service providers' failure to remediate their own Year 2000 issues. These service providers include those for our network and e-mail services and landlords for our leased office spaces. We have contacted these principal service providers and we have been notified that the information technology and non-information technology systems which they provide to us are Year 2000 compliant.

  Cost. Based on our assessment to date, we do not anticipate that costs associated with remediating our non-compliant systems will be material.

  Risks. To the extent that our assessment is finalized without identifying any material non-compliant information technology or non-information technology systems operated by us or by third parties, the most reasonably likely worst case Year 2000 scenario is the failure of one or more of our vendors of hardware or software or one or more providers of non-information technology systems to properly identify any Year 2000 compliance issues and remediate any issues before the end of the second quarter of 1999. A failure could prevent us from operating our business, prevent users from accessing our web site or change the behavior of advertising customers or persons accessing our web site. We believe that the primary business risks, in the event of a failure, would include but not be limited to:

  . lost advertising revenues;

  . increased operating costs;

  . loss of customers or persons accessing our web site;

  . other business interruptions of a material nature; and

  . claims of mismanagement, misrepresentation, or breach of contract.

  Contingency Plan. As discussed above, we are engaged in an ongoing Year 2000 assessment and testing. Following the completion of the assessment, we plan to conduct a full-scale Year 2000 simulation of our information technology systems by the end of the second quarter of 1999. The results of this simulation and our assessment will be taken into account in determining the nature and extent of any contingency plans.

Effects of Inflation

  Due to relatively low levels of inflation in 1996, 1997, 1998 and the first three months of 1999, inflation has not had a significant effect on our results of operations since inception.

Impact of Recently Issued Accounting Standards

  We adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" as of January 1, 1998. SFAS No. 130 requires us to report in our financial statements, in addition to our net income (loss), comprehensive income (loss), which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on investments in debt and equity securities. We adopted SFAS 130 as of December 31, 1997 and have presented comprehensive income for all periods presented in the statement of stockholders' equity.

  In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. We have determined that we do not have any separately reportable business segments.

  In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. We adopted SOP 98-1 effective for the year ended December 31, 1998. The adoption of SOP 98-1 is not expected to have a material impact on our financial statements.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The statement is not expected to affect us as we do not have any derivative instruments or hedging activities.

                                    BUSINESS

Overview

  theglobe.com is one of the world's leading online networks with nearly 2.5 million members in the United States and abroad. In March 1999, approximately
10.2 million individuals visited our web site. Our web site is a destination on the Internet where users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. We facilitate this interaction by providing various free services, including home page building, discussion forums, chat rooms, e-mail and electronic commerce. Additionally, we provide our users with news, business information, real time stock quotes, weather, movie and music reviews, multi-player gaming and personals. By satisfying our users' personal and practical needs, we seek to become our users' online home.

  We generate revenues primarily by selling advertisements, sponsorship placements within our site, development fees and, to a lesser extent, from electronic commerce revenues. In the first four months of 1999, we had approximately 200 advertisers, including Coca Cola, Hewlett Packard, Hilton, LEGO, Office Max, 3Com and Visa. In February 1999, we acquired factorymall.com, an online department store doing business as Azazz.com which sells a variety of name brand products directly to consumers. We have integrated Azazz.com into our electronic commerce site, now known as "shop.theglobe.com." In April 1999, we acquired Attitude Network, a provider of online entertainment content whose web sites include Happy Puppy, Games Domain and Kids Domain, three leading web sites serving game enthusiasts. Attitude Network offers innovative and current entertainment content that capitalizes on the web's unique graphical and interactive capabilities.

  Since our founding, we have experienced strong growth. Approximately 10.2 million individuals visited our site in March 1999, according to DoubleClick, as audited by ABC Interactive. We have nearly 2.5 million members in the United States and abroad who have registered with us and provided us personal information. Approximately 40% of our monthly traffic originates from abroad, reflecting our site's international appeal.

About Our Industry

  The rapid adoption of the Internet as a means to gather information, communicate, interact and be entertained, combined with the vast proliferation of web sites, has made the Internet an important new mass medium. The International Data Corporation estimates that the number of web users exceeded 97 million in 1998, and will grow to over 319 million by 2002. The Internet enables advertisers to target advertising campaigns utilizing sophisticated databases of information on the users of various sites and to directly generate revenues from these users through online transactions. As a result, the Internet has become a new means to advertise and market products and services.

  With the volume of sites and vast abundance of information available on the Internet, users are increasingly seeking an online home where they can interact with others with similar interests and quickly find information, products and services related to a particular interest or need. Community sites were developed as a solution to the challenges posed by the Internet's growth and complexity. Community sites also offer a single convenient location where users have access to electronic commerce, content and user interaction. As a result, we must offer a wide scope of services ranging from e-mail accounts, chat rooms, news, and entertainment services, among other features. By satisfying the needs of their users, online communities seek to establish a close relationship with their audience. As a result, we believe that users tend to be loyal to and spend more time online at community sites.

  Advertising. Jupiter Communications estimates that spending on Internet advertising in the United States will grow from $1.9 billion in 1998 to $7.7 billion in 2002. The Internet provides advertisers with targeting tools not available from traditional advertising media. The interactive nature of the Internet and the development of click-through advertising banners and other feedback tools enable advertisers to measure impression levels, establish a dialogue with users and receive real-time direct feedback from their target audiences. Such feedback provides advertisers with an effective means to measure the attractiveness of their offerings among targeted audiences and make modifications to their advertising campaigns on short notice.

  Community sites are generally able to provide advertisers significantly more information regarding consumers than other web sites because they collect detailed demographic data and facilitate the development of user-created affinity groups. One way community sites foster affinity groups is by providing focused third party content, such as business information or entertainment. The ability to target advertisements to broad audiences, specific regional populations, affinity groups or individuals makes community web site advertising a highly versatile and effective tool for delivering customized and cost-effective messages.

  One indicator of the Internet's popularity as an advertising medium is the growing number and diversity of Internet advertisers. Most early Internet advertisers were technology and Internet-related companies. Today, a growing number of Internet advertisers consist of traditional, consumer product and service companies. The diverse audience accessing community sites has made such sites especially attractive to consumer product and service companies advertising on the Internet.

  Electronic commerce and Direct Marketing. The Internet has become a significant marketplace for buying and selling goods and services. Jupiter Communications estimates that the amount of goods or services purchased in online consumer transactions will grow from approximately $7.1 billion in 1998 to approximately $41.1 billion in 2002. Improvements in security, interface design and transaction-processing technologies have facilitated an increase in online consumer transactions. Early adopters of such improvements include:

  . online merchants offering broad product catalogs, such as books, music
    CDs and toys;

  . those seeking distribution efficiencies, such as sellers of PCs, flowers and groceries; and

  . those offering products and services with competitive pricing, such as automobiles and mortgages.

We believe that online communities provide businesses an attractive environment for selling products and services by providing direct access to users with like interests. For the members of the communities, we believe that providing the opportunity to make purchases is both a convenience and a complimentary service.

  The Internet allows marketers to collect meaningful demographic information and feedback from consumers, and to rapidly respond to this information with new messages. This offers a significant new opportunity for businesses to increase the effectiveness of their direct marketing campaigns. In traditional media, a significant portion of all advertising budgets are spent on direct marketing because of its effectiveness. However, the effectiveness of direct marketing campaigns is dependent upon the quality of consumer data used to develop and place consumer advertisements. In addition to providing detailed demographic data, community web site participants indicate their areas of personal interest by self-selecting themselves into affinity groups. This added level of information provides direct marketers an important tool to target potential customers more accurately. Accordingly, advertisers are able to improve their direct marketing campaigns which may translate into higher sales.

theglobe.com

  Todd V. Krizelman and Stephan J. Paternot created theglobe.com to take advantage of the demand for online destinations that allow users to develop their own identities and establish relationships with users with similar interests. Our site provides breadth and depth in content and commerce and pairs this with user interaction. It is this combination that attracts and retains users. Our site has ten "Themes of Interest":

  . Arts                         . News

  . Business                     . Romance

  . Entertainment                . Sports

  . Life                         . Technology

  . Metro                        . Travel

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

  Within each theme is a combination of content, electronic commerce and interactive services. Content is both user generated as well as professional. We have several professional content relationships. These include CBS Marketwatch, Reuters, CNET, UPI, Variety, Thomson Investors Network, E! Online, and Fox Sports. Electronic commerce is woven contextually throughout themes. For example, within the Sports theme a user will find sports equipment for sale, while in the Business theme the user would find products directed at the business professional. Interactive services such as chat, discussion forums, and surveys are paired with content to promote usage.

  Members are also encouraged to generate their own webpages and aggregate in online communities. We do not limit the number of communities which our members can join and members are free to leave at any time. Because of this, communities are dynamic and evolve as members' interests change.

  The unique community focus of our site offers us several advantages that include:

  . Member Loyalty. Because we provide a homepage for our members, members develop loyalty to our site and to the communities in which they participate. We believe that this translates into more frequent usage by members and longer stays at our site.

  . Member-Developed Content. Users develop the majority of the content on our site on a voluntary basis for the benefit of all of our users. As a result, we avoid some of the costs associated with content development.

  . Third-Party Content. We have a number of arrangements with third party content providers who place original or proprietary information on our site in exchange for payment to us or a share of revenues generated from the sale of advertising attributable to this content. As a result, we avoid the costs associated with developing additional content.

  . Targeted Advertising. We allow advertisers to target their advertisements based on both demographic information and affinity group affiliations. Our volume of user traffic, frequency and average length of use also draw advertisers to our site. Our ability to reach users across a wide variety of interest areas has made our site attractive to technology companies and traditional consumer product and service companies. As of December 31, 1998, approximately 70% of our advertisers were branded consumer product and service companies.

Our Business Strategy

  Our goal is to be the leading online network. We seek to attain this goal through the following key strategies:

  Improve User Experience. We will continue efforts to improve user experience on our site by:

  . launching new services to enhance our community;

  . personalizing our site to the preferences of individual members;

  . simplifying user interfaces and otherwise improving the ease of use;

  . improving customer support;

  . developing loyalty programs to reward members for increased usage;

  . expanding the suite of personal publishing/web site building tools; and

  . creating additional opportunities for participating in existing affinity groups, and expanding the number of affinity groups.


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

  Develop Brand Identity and Awareness. We intend to expand our presence as a mass market site by building brand awareness. We plan to continue to allocate a significant portion of our resources to develop our brand in the same fashion as traditional consumer product and service companies. We believe that establishing brand awareness among consumers is instrumental in attracting new members to our site. It may also attract media buyers who tend to favor well-known and trusted companies. To build its brand within the games industry, Attitude Network's Happy Puppy is a major participant in industry related events and gives out awards to reflect users' selections of best games.

  Further Develop Electronic Commerce. We intend to increase our electronic commerce revenues by (1) selling select products directly to consumers through the integration of Azazz.com into our web site and (2) indirectly selling products to consumers through increasing the number of electronic commerce partners who establish virtual storefronts in the shop.theglobe.com site.

  We believe that integrating Azazz with our existing electronic commerce business should enhance our users' overall shopping experience. The principles behind shop.theglobe.com are convenience, diversity in product selection, and enhanced service, with a live personal shopper available to assist members. The acquisition enables us to directly offer a broad array of products, attractive prices and premium customer service. Currently, shop.theglobe.com has 18 departments, including kidsworld, home, office, sports and jewelry, each offering a variety of name brand merchandise. In particular, we will differentiate ourselves from competitors by offering Azazz's "personal shopper" application which enables customers to communicate directly with a live customer service representative during each step of the online shopping process.

  Acquisition, Joint Venture and Alliance Strategy. We review acquisition candidates and joint ventures in the ordinary course of business, some of which may be material. Our focus is to seek transactions that would complement our existing business, increase our traffic, augment the distribution of our community, enhance our technological capabilities or increase our electronic commerce revenues. We have been approached from time to time to consider and evaluate potential business combinations, either involving potential investments in our common stock or other business combinations or joint ventures, or our acquisition of other companies. If consummated, any such transaction could result in a change of control of our company or could otherwise be material to our business or to your investment in our common stock. We are currently in discussions or negotiations to acquire one or more companies in various transactions, some of which may be material, but we have not reached any binding agreements. These transactions may or may not be consummated.

  Expand Globally. We believe that significant opportunities exist to capitalize on the growth of the Internet internationally. We are pursuing strategic relationships with international companies to exploit cross-marketing, co-branding and promotional opportunities. Approximately 40% of our monthly traffic is generated by users outside of the United States. Users outside of the United States are able to communicate and publish on our site in their own languages. We have also received prominent press coverage in Europe, Asia and Australia. Attitude Network's Games Domain site is based in Birmingham, England and receives traffic at mirror sites in Russia, Greece, South Africa and Portugal.

  Enhance Membership Services. We offer additional Internet services, including increased storage space for building home pages. To attract a wider subscriber base, we intend to develop new membership programs offering premium content, shopping clubs and entertainment services.

Our Products and Services

  We provide users with the following products and services:

  Free Services. We provide a range of free services to our members including:

  . business and technology news;

  . real-time stock quotes and portfolio services;

  . ""my globe" personalized home pages;

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

  . classified listings;

  . a marketplace where members can purchase a variety of products and services;

  . home page building;

  . discussion forums;

  . chat rooms; and

  . e-mail.

  By satisfying our users' personal and practical needs, we seek to become our users' online home. Our primary revenue source is the sale of advertising, with additional revenues generated through electronic commerce. We derive electronic commerce revenues in shop.theglobe.com through merchandise sales by partners, and, beginning in April 1999, from direct merchandise sales. We believe that the addition of Azazz's broad array of products, attractive prices and premium customer service to the shop.theglobe.com site will significantly enhance the shopping experience for our millions of monthly users.

  Premier Partners. We have relationships with premier partners who pay a fixed monthly fee, generally from $5,000 to $100,000 per month, and often a percentage of sales, to receive prominent placement in the shop.theglobe.com site and on our site. Premier partner agreements typically run for a period of six months to three years. In some instances, premier partners pay us a share of the sales over a particular threshold amount from users directed to them from our site. Premier partners include:

  . Lowestfare.com. Lowestfare.com offers discounted airline, car and hotel reservations, vacation packages and cruises. Lowestfare.com has entered into a three-year agreement with us to be our exclusive provider of travel-related services. They also provide us with content, including weather, mapping, destination information and voice response e-mail. We provide Lowestfare.com with advertising and Marketplace exposure on the shop.theglobe.com site.

  . AutoNation. AutoNation owns the largest chain of new vehicle dealerships in the United States and operates a chain of used car megastores under the AutoNation USA brand name. We provide AutoNation preferred placement in our auto category under a three-year agreement.

  . Cyberian Outpost. Cyberian Outpost sells computer hardware, software and accessories directly to consumers online. We have entered into a six month arrangement with Cyberian Outpost to be our exclusive online computer hardware retailer.

  . Boxlot. We have entered into a two-year relationship with Boxlot.com to provide a customized, co-branded person-to-person auction service for theglobe.com. The co-branded auction service will be integrated throughout each of theglobe.com theme areas. Boxlot has agreed to pay us up to $2.3 million over the term of the agreement.

  . Music HQ. We have entered into a one-year partnership with Music HQ, Inc.
    to promote its music and movie retail online properties, www.musichq.com and www.dvdflix.com, on shop.theglobe.com and throughout the Entertainment theme on our site. Music HQ has agreed to pay us $1.2 million over the term of the agreement.

  Member Subscriptions. We offer additional Internet services through premium membership packages. For example, these packages provide additional storage space and the ability to host limited commercial activity.

Corporate Alliances and Relationships

  We have a number of relationships with partners and content providers to provide our users with a full suite of web services. These arrangements provide us with a cost-effective method for increasing our services without incurring significant capital expenditures. Examples include:

  . Business and Finance. By providing free real-time stock quotes, stock screening analysis and portfolio tools from the Thomson Financial Network and stock market editorial analysis and daily articles from CBS MarketWatch, we are able to assist our users in planning and tracking their investment decisions.

  . Entertainment. Through entertainment news and gossip from E! Online and Variety, and music reviews and commentary from SonicNet, we offer our users multiple viewpoints on the latest events in the entertainment industry.

  . Online Calendar and Address Book. We license Visto's Briefcase application for use on our site, which permits our users to manage all of their appointments and contact information through our site.

  . Other Key Services. We provide sports highlights and scores from Fox
    Sports, employment, real estate and automobile classified listings from Classified Warehouse and weather forecasts from AccuWeather.

  Additionally, we have recently partnered with Big Network, a provider of classic games, to augment the new games theme that is expected to be launched on theglobe.com site in the second quarter of 1999.

Advertising Customers

  With approximately 10.2 million individuals visiting our site during March 1999, and nearly 2.5 million members in the United States and abroad, we have attracted mass market consumer product companies as well as technology-related businesses to advertise on our site. We believe that our community site is well positioned to capture a portion of the growing number of consumer product and service companies advertising online.

  Our advertising clients enter into short term agreements, which typically last one to three months. Our clients generally receive a guaranteed number of impressions for a fixed fee. In 1998, no single advertiser accounted for more than 10% of total revenues and approximately 70% of our advertisers were repeat customers. In the first four months of 1999, approximately 200 advertising clients advertised on our site. Some of our advertising clients include:

    American Express     Hilton           LEGO              Polygram
    AT&T                 Intel            Levi's            Sony
    BellSouth            J. Crew          Microsoft         3Com
    Coca Cola            Kellogg's        Office Depot      USWest
    Dunkin' Donuts        Brands          Office Max        Visa
    Hewlett Packard      Kodak            Pepsi
                         Lee Jeans

  The following advertisers have purchased advertising on Attitude Network:

    Arizona Jeans                  IBM                   Silicon Graphics
    Electronic Arts                Oracle                Toys "R" Us
    Hasbro

Advertising Sales and Design

  We seek to distinguish ourselves from our competition by creating unique advertising and sponsorship opportunities designed to build brand loyalty for our corporate sponsors by seamlessly integrating their advertising messages into our content. We can deliver advertising to specific targets within our site's themed content areas, allowing advertisers to single out and effectively deliver their messages to their respective target audiences. For example, a company can target an advertisement solely to males or females over 24 years of age coming to our Business Theme area from Latin America. We believe that sophisticated targeting is a critical element for capturing worldwide advertising budgets for the Internet. Additionally, we intend to expand the amount and type of demographic information we collect from our members, which will allow us to offer more specific data to our advertising clients.

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

  While our competition generally provides banner advertising as its primary advertising option, we offer an assortment of advertising options for our clients. We work with our advertising customers to meet their needs. We offer advertisers:

                                          .Sweepstakes
  .Banner advertising


                                          .Content development
  .Button advertising


                                          .Affinity packages for advertising
  .Text links                             partners


  .Pop-up advertisements                  . Direct marketing and lead
                                            generation, if users have opted in
                                            to these programs

  .Log out links to full page advertisements


  .Various sponsorship programs           .Market research for advertising
                                          campaigns


  We have an internal sales organization of approximately 25 professionals. These professionals focus on both selling advertisements on our web site and developing long-term strategic relationships with clients. A significant portion of our sales personnel's income is commission based. We have sales offices in New York City, Chicago and San Francisco and intend to open additional sales offices in selected markets around the world.

  Attitude Network has a particular expertise in online promotions. As an example, Happy Puppy was one of only three web sites selected by Gillette to promote the October 1998 introduction of the Mach3 razor. The promotion featured a fast action shaving game created by Attitude Network and a game oriented contest through which entrants could win copies of the most popular games. A total of 25 sponsor promotions were run by Attitude Network during 1998.

Marketing and Promotions

  In 1998, we committed approximately $7.3 million to advertising in traditional offline media and in online media. In March 1998, we launched our advertising campaign through television, print, billboards, buses, telephone kiosks, online media, and other marketing efforts. These efforts were aimed at:

  . generating additional traffic to our site;

  .building and defining a desirable online destination in the minds of present and potential online consumers; and

  . creating a strong and viable brand within the Internet and advertising industries.

  We intend to continue to commit a significant part of our budget to marketing our brand.

Technology

  Our strategy is to operate our business through the application of existing technologies. The various features of our online environment are implemented using a combination of off-the-shelf and proprietary software components. Whenever possible, we favor licensing and integrating "best-of-breed" technology from industry leaders, including Oracle, Sun Microsystems and Microsoft. We believe that this component approach is more manageable, reliable and scalable than single-source solutions. In addition, our emphasis on commercial components accelerates our development time. We believe that this is an advantage in our rapidly evolving market.

  In addition to being scalable, our system has many redundancies, which benefit us if part of our system is down. Our servers are connected to the Internet through a combination of links provided through three separate carriers, AppliedTheory, UUNET and AT&T. This approach to connectivity allows us to continue operations in the event of a failure in any carrier. We plan to continue to upgrade our systems as necessary for our business plan. Our system allows us to roll out upgrades incrementally on an as-needed basis.

  To efficiently manage our system, we have developed highly automated methods of monitoring the performance of each system component. If any subsystem fails, the failed subsystem is taken out of service and requests are distributed among the remaining operational systems. We have also developed tools to perform routine management tasks such as log processing and content updates in an automated, remote-controlled fashion. We believe that our investment in automation lessens the need for the additional personnel that would otherwise be required to support the system as it grows.

  In the fourth quarter of 1998 and the first quarter of 1999, we relocated our data processing systems and servers to the New York Teleport in Staten Island, New York under a three year lease with Telehouse International Corporation. The New York Teleport facility provides security, electricity and premises for our systems. The facility has four independent battery-operated power supplies, as well as four independent diesel generators designed to provide power to these systems within seconds of a power surge. If required, the diesel generators can supply the data center's power for several days. Telehouse International Corporation does not guarantee that our Internet access will be uninterrupted, error-free or secure.

  We maintain server equipment related to shop.theglobe.com at Exodus Communications, Inc.'s facility in Seattle, Washington. Additionally, we maintain computer hardware, servers and operations relating to Attitude Network in Herndon, Virginia, which are hosted by Frontier GlobalCenter, and in London, England which are hosted by Telehouse International. Each of Exodus, Frontier and Telehouse provides and manages power, environmentals and connectivity to the Internet through multiple links on a 24 hour-a-day, seven days per week basis. None of Exodus, Frontier, and Telehouse guarantees that our Internet access will be uninterrupted, error-free or secure.

Competition

  The market for members, users and Internet advertising among web sites is new and rapidly evolving. We expect the intense competition for members, users and advertisers, as well as competition in the electronic commerce market, to increase significantly. Barriers to entry are relatively insubstantial and we face competitive pressures from many additional companies both in the United States and abroad. See "Risk Factors--Competition for members, users and advertisers, as well as competition in the electronic commerce market, is intense and is expected to increase significantly."

  All types of web sites compete for users. Competitor web sites include community sites, as well as "gateway" or "portal" sites and various other types of web sites. We believe that the principal competitive factors in attracting users to a site are:

  . functionality of the web site;

  . brand recognition;

  . member affinity and loyalty;

  . broad demographic focus;

  . open access for visitors;

  . critical mass of users, particularly for community-type sites; and

  . services for users.

  We compete for users, advertisers and electronic commerce customers with:

  . other online community web sites, such as GeoCities, which has agreed to be acquired by Yahoo!, Tripod and AngelFire, subsidiaries of Lycos, and Xoom.com;

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

  . search engines and other Internet "portal" companies, such as Excite, InfoSeek, Lycos and Yahoo!;

  . online content web sites, such as CNET, ESPN.com and ZDNet.com;

  . publishers and distributors of television, radio and print, such as CBS, NBC and CNN/Time Warner;

  . general purpose consumer online services, such as America Online and Microsoft Network;

  . web sites maintained by Internet service providers, such as AT&T
    WorldNet, EarthLink and MindSpring;

  . electronic commerce web sites, such as Amazon.com, Etoys and CDnow; and

  . other web sites serving game enthusiasts, including Ziff Davis' Gamespot and CNET's Gamecenter.

  Many of our existing competitors, as well as a number of potential new competitors, have the following advantages:

  . longer operating histories in the Internet market;

  . greater name recognition;

  . larger customer bases; and

  . significantly greater financial, technical and marketing resources.

  In addition, providers of Internet tools and services, including community-type sites, may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies, such as Microsoft and America Online. For example, Excite has agreed to be acquired by At Home, America Online acquired Netscape and Xoom announced a transaction in which NBC and CNet would merge some of their online assets with Xoom. In addition, there has been other significant consolidation in the industry. This consolidation may continue in the future. We could face increased competition in the future from traditional media companies, including cable, newspaper, magazine, television and radio companies. A number of these large traditional media companies, including Disney, CBS and NBC, have been active in Internet-related activities.

  Many of our competitors, including other community sites, have announced that they are contemplating developing Internet navigation services and are attempting to become "gateway" or "portal" sites through which users may enter the web. In the event these companies develop successful "portal" sites, we could lose a substantial portion of our user traffic. Furthermore, many non-community sites are seeking to develop community aspects in their sites. Web browsers offered by Netscape and Microsoft also increasingly incorporate prominent search buttons that direct traffic to competing services. These features could make it more difficult for Internet users to find and use our product and services. In the future, Netscape, Microsoft and other browser suppliers may also more tightly integrate products and services similar to ours into their browsers or their browsers' pre-set home page. Additionally, entities that sponsor or maintain high-traffic web sites or that provide an initial point of entry for Internet viewers, such as the Regional Bell Operating Companies, cable companies or Internet Service Providers, such as Microsoft and America Online, offer and can be expected to consider further development, acquisition or licensing of Internet search and navigation functions that compete with us. These competitors could also take actions that make it more difficult for viewers to find and use our products and services.

  We believe that the number of Internet companies relying on Internet-based advertising revenue, as well as the number of advertisers on the Internet and the number of users, will increase substantially in the future. We believe that the principal competitive factors in attracting advertisers include the following:

  . amount of traffic on a web site;

  . brand recognition;

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

  . customer service;

  . the demographics of members and users of a web site;

  . the ability to offer targeted audiences; and

  . the overall cost effectiveness of the advertising medium offered.

  In addition, many of our current advertising customers and strategic partners have established collaborative relationships with some of our existing and potential competitors. Accordingly, we will likely face increased competition. We also compete with traditional advertising media, including television, radio, cable and print, for a share of advertisers' total advertising budgets. This will result in increased pricing pressures on our advertising rates, which could have a material adverse effect on us. See "Risk Factors--We rely substantially on advertising revenues."

  Additionally, the electronic commerce market is new and rapidly evolving, and we expect the intense competition among electronic commerce merchants to increase significantly. We generate substantially all of our electronic commerce revenues from our electronic commerce partners in our Marketplace. In the future, we expect to generate electronic commerce revenues through our Azazz acquisition. Because the Internet allows consumers to easily compare prices of similar products or services on competing web sites and there are low barriers to entry for potential competitors, gross margins for electronic commerce transactions may narrow further in the future. Competition among Internet retailers or among our electronic commerce partners may have a material adverse effect on our ability to generate revenues through electronic commerce transactions or from these electronic commerce partners.

Intellectual Property and Proprietary Rights

  We regard substantial elements of our site and underlying technology as proprietary. We attempt to protect them by relying on intellectual property laws. We also generally enter into confidentiality agreements with our employees and consultants and in connection with our license agreements with third parties. We also seek to control access to and distribution of our technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently.

  We pursue the registration of our trademarks in the United States and internationally. Our efforts include:

  . the registration of a United States trademark for the globe;

  . the filing of United States trademark applications for theglobe.com, theglobe.com logo, TGLO, A Whole New Life Awaits You, globeDirect and globeStores;

  . the submission of trademark applications for theglobe.com logo in Australia, Brazil, Canada, China, the European Union, Hong Kong, Israel, Japan, New Zealand, Norway, Russian Federation, Singapore, South Africa, Switzerland and Taiwan; and

  . the submission of trademark applications for A Whole New Life Awaits You in the European Union and Switzerland.

  Additionally, Attitude Network has filed applications to register some of its trademarks in the United States, including "Attitude Network" and "Happy Puppy." Notice of Allowance has been received from the United States Patent and Trademark Office on "Happy Puppy." Kaleidoscope Networks Limited, the wholly owned subsidiary of Attitude Network, has registered the mark "GD Games Domain" in the United Kingdom.


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  Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet. Policing unauthorized use of our proprietary information is difficult. Existing or future trademarks or service marks applied for or registered by other parties and which are similar to ours may prevent us from expanding the use of our trademarks and service marks into other areas. See "Risk Factors--We rely on intellectual property and proprietary rights."

Government Regulation and Legal Uncertainties

  We are subject to laws and regulations that are applicable to various Internet activities. There are many legislative and regulatory proposals under consideration by federal, state, local and foreign governments and agencies, including matters relating to:

  . online content;

  . Internet privacy;

  . Internet taxation;

  . access charges;

  . liability for information retrieved from or transmitted over the Internet;

  . domain names;

  . database protection;

  . unsolicited commercial email messages;

  . online gambling; and

  . jurisdiction.

  New regulations may increase our costs of compliance and doing business, decrease the growth in Internet use, decrease the demand for our services or otherwise have a material adverse effect on our business.

  Online Content. Online content restrictions cover many areas, including indecent or obscene content and gambling. Several federal and state statutes prohibit the transmission of indecent or obscene information and content, including sexually explicit information and content. The constitutionality of some of these statutes is unclear at this time. For example, on the one hand in 1997 the Supreme Court of the United States held that selected parts of the federal Communications Decency Act of 1996 imposing criminal penalties for transmitting indecent and patently offensive content were unconstitutional. On the other hand, many other provisions of the Communications Decency Act, including those relating to obscenity, remain in effect. For example, on April 19, 1999, the Supreme Court summarily affirmed a lower court decision holding that selected parts of the Communications Decency Act imposing criminal penalties for transmitting indecent comments or images with an intent to annoy was constitutional, as long as those comments or images were also obscene. Prior to the Supreme Court's decision in 1997, a federal district court in New York held that some provisions of the New York penal law modeled on the Communications Decency Act violated the Constitution. A companion provision of that law, however, was subsequently upheld. Since the Supreme Court's decision in 1997, a federal district court in New Mexico held that a provision of the New Mexico penal law purporting to make it unlawful to disseminate over the Internet information that is harmful to minors violated the Constitution.

  The Child Online Protection Act became effective on November 20, 1998. It requires web sites engaged in the business of the commercial distribution of material that is deemed to be obscene or harmful to minors to restrict minors' access to this material. However, the Child Online Protection Act exempts from liability telecommunications carriers, Internet service providers and companies involved in the transmission, storage, retrieval, hosting, formatting or translation of third-party communications where these companies do not select or alter the third-party material. On February 1, 1999, a federal district court in Pennsylvania entered a preliminary injunction preventing enforcement of the harmful-to-minors portion of the act. The provisions of the act relating to obscenity, however, remain in effect. On April 2, 1999, the Justice Department appealed the federal district court's decision to the Third Circuit Court of Appeals. We cannot predict the ultimate outcome or effect of this litigation or the effect that the Child Online Protection Act may have on our business.

  On January 19, 1999, the Children's Internet Protection Act, a bill that would require public libraries and schools to use Internet filters to block access to pornography and other materials deemed harmful to children, was introduced in the Senate. Alternatively, on April 4, 1999, a senior official of the U.S. Department of Commerce sent a letter to the Federal Communications Commission stating that the Clinton administration favors the adoption of "acceptable use" federal regulations that would allow public libraries and schools to determine what policies and procedures would work best in their particular communities. We cannot predict whether this legislation or regulation or any similar legislation or regulation will be enacted, and if enacted, what effect it could have on our business.

  The U.S. Department of Justice and some state Attorneys General have intensified their efforts in taking action against businesses that operate Internet gambling activities. In the last Congress, the Senate passed the Internet Gambling Prohibition Act, which, if enacted, would have prohibited placing or receiving a bet via the Internet in any state. A similar bill has been introduced in the current Congress. We cannot predict whether similar legislation will be enacted in the current Congress. Even in the absence of new legislation directed specifically at Internet-based gambling, existing federal and state statutes criminalize some gambling activities. During 1998, online gambling advertisers accounted for under ten percent of our advertising revenues. The enactment of any legislation in the United States or abroad that limits or prevents businesses from operating online gambling would likely have an adverse effect on our advertising revenue.

  Some states, including New York and California, have enacted laws or adopted regulations that expressly or as a matter of judicial interpretation apply various consumer fraud and false advertising requirements to parties who conduct business over the Internet. The constitutionality and the enforceability of some of these statutes is unclear at this time. For example, in 1997, a federal district court held that a Georgia criminal statute violated the Constitution when it prohibited Internet transmissions that falsely identify the sender or use trade names or logos that would falsely state or imply that the sender was legally authorized to use them.

  Internet Privacy. In October 1998, the Children's Online Privacy Protection Act was signed into law. The law directs the FTC to develop regulations governing the collection of data from children by commercial web site operators. On April 20, 1999, the FTC issued its proposed regulations. The proposed rules, which are subject to public comment would, if adopted, apply to commercial web sites directed to, or that knowingly collect information from, children under 13. With certain exceptions, these sites would have to obtain parental consent before collecting, using, or disclosing personal information from children. With certain exceptions, this consent would have to be verifiable. Under the proposed rule, web site operators would select among a number of ways of implementing this requirement. Among the possible options identified in the proposed rule are: (1) a consent form to be signed by the parent and returned to the operator by postal mail or facsimile, (2) the use of a credit card by the parent, (3) a toll-free telephone number that parents could call, or (4) an e-mail accompanied by a valid digital signature. Under the proposed rule, web sites must give parents a choice as to whether their child's information can be disclosed to third parties, and give parents a chance to prevent further use or future collection of personal information from their child. Parents must also, upon request, be given a means of reviewing the personal information collected from their child. The statute includes a "safe harbor" program for industry groups or others who wish to create self-regulatory programs to govern participants' compliance. The proposed rule outlines the process by which industry groups and others may obtain certification of their guidelines. Comments on the proposed rule are due June 11, 1999.

  Several privacy bills have been introduced in the current Congress, including the Online Privacy Protection Act of 1999 which, if enacted, would require web site operators and online service providers to provide notice of the operator's identity, what information is collected, and how it is used. We cannot predict the exact form of any legislation that the Congress might enact. Accordingly, we cannot assure you that our current practices will comply with any legislative scheme that Congress ultimately adopts or that we will not have to make significant changes to comply with such laws.

  Separately, the Federal Trade Commission Act prohibits unfair and deceptive practices in and affecting commerce. The FTC Act authorizes the FTC to seek injunctive and other relief for violations of the FTC Act, and provides a basis for government enforcement of fair information practices. For instance, failure to comply with a stated privacy policy may constitute a deceptive practice in some circumstances and the FTC would have authority to pursue the remedies available under the Act for any violations. Furthermore, in some circumstances, information practices may be inherently deceptive or unfair, regardless of whether the entity has publicly adopted any privacy policies.

  In June 1998, the FTC released a report analyzing the effectiveness of self-regulation as a means of protecting consumer privacy on the Internet. The report concluded that industry self-regulation had not been adequate. The report listed four core information practices that the FTC believes must be part of any privacy protection effort: notice, choice, access and security. The FTC has indicated that in the absence of effective self-regulation, it may support federal legislation to address consumer privacy concerns. We cannot assure you that the FTC's actions in this area will not adversely affect our ability to collect demographic and personal information from members, which could have an adverse affect on our ability to attract advertisers. This could have a material adverse effect on us.

  The FTC has begun investigations into the privacy practices of companies that collect information on the Internet. For example, on February 12, 1999, the FTC made final a consent order with one of our competitors in connection with that competitor's online collection of personally identifiable data and its subsequent use of that data. Similarly, on May 6, 1999, the FTC entered into a proposed consent order with the operator of a web site directed to children and teens that focuses on issues relating to money and investing. The FTC alleged that the site falsely represented that personal information collected from children in a survey would be maintained anonymously, and that the participant would be sent an e-mail newsletter as well as prizes. The FTC's action was predicated on its allegation that the personal information about the child and family finances were in fact maintained in an identifiable manner. The proposed consent order would, upon becoming final, prohibit such alleged misrepresentations in the future and would require the operator to post a privacy notice on its sites directed toward children and obtain verifiable parental consent before collecting personally identifiable information from children.

  We are continuing to review our practices in light of the recent FTC activity and the enactment of the Children's Online Privacy Protection Act. As part of our ongoing review, we now require parental consent before allowing children 12 and younger to become members of theglobe.com web site and to post any data in our chat rooms, forums, and similar discussion groups. We cannot predict the exact form of the regulations that the FTC may adopt. Accordingly, we cannot assure you that our current practices will comply with the regulatory scheme that the FTC ultimately adopts or that we will not have to make significant changes to comply with such laws.

  Some industry groups and other organizations have proposed, or are in the process of proposing, various voluntary standards regarding the treatment of data collected over the Internet. In order to improve user and member confidence in theglobe.com web site, we recently revised our user agreement and privacy policy and became a licensee of the TRUSTe Privacy Program. As a TRUSTe licensee, we have agreed to adhere to certain established privacy principles at theglobe.com web site as well as to comply with TRUSTe's oversight and consumer resolution process. theglobe.com web site privacy policy now sets forth what personal information is being collected, how it will be used, with whom it will be shared, who is gathering the information, what options the user has, what security procedures are in place to prevent misuse or loss, and how users can correct information to control its dissemination. We may choose to join other organizations that require us to comply with other privacy principles. We may incur expenses in obtaining the endorsement of these organizations or in altering our current policies to comply with these privacy principles. We cannot assure you that the adoption of voluntary standards will preclude any legislative or administrative body from taking governmental action regarding Internet privacy.

  At the international level, the European Union adopted a directive that requires EU member countries to impose restrictions on the collection and use of personal data, effective October 25, 1998. Among other provisions, the directive generally requires member countries to prevent the transfer of personally-identifiable data to countries that do not offer equivalent privacy protections. At present, the EU has indicated that the United States does not provide protections equivalent to that of the directive. The directive could, among other things, affect United States companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States. In response to the directive, on November 4, 1998, the U.S. Department of Commerce published for comment a set of safe harbor principles regarding privacy protection for personally identifiable data. These principles were revised on April 19, 1999. The Commerce Department proposed that organizations that come within the safe harbor would be presumed to maintain an adequate level of privacy protection and could continue to receive personal data transfers from EU member countries. The draft safe harbor provides for:

  . notice regarding the organization's intended use of personal data;

  . the opportunity for an individual to choose how the organization or a third party will use personal information;

  . requirements regarding the security and integrity of personal data and access by an individual to data regarding that individual; and

  . mechanisms for ensuring an organization's compliance with the privacy principles.

  The Commerce Department and the EU are engaged in ongoing discussions about the application of the directive to United States companies. The Commerce Department has indicated that it hopes to complete an agreement with the EU by June 21, 1999. We cannot assure you that this directive will not materially adversely affect our business.

  Any additional legislation or regulations relating to consumer privacy or the application or interpretation of existing laws and regulations could affect the way in which we are allowed to conduct our business, especially those aspects that contemplate the collection or use of our members' personal information.

  Internet Taxation. Governments at the federal, state and local level, and some foreign governments, have made a number of proposals that would impose additional taxes on the sale of goods and services and various other Internet activities. In 1998, the federal Internet Tax Freedom Act was signed into law, placing a three-year moratorium on state and local taxes on Internet access and on multiple or discriminatory taxes on electronic commerce. However, this moratorium exempts existing state or local laws. The statute also creates a commission to study several Internet taxation issues. On March 8, 1999, the U.S. Conference of Mayors and the National Association of Counties filed a lawsuit seeking a permanent injunction to prevent the commission from meeting on the grounds that it is improperly constituted and therefore has no legal authority to meet. In addition, on January 29, 1999, the Senate referred a bill to the Committee on Commerce proposing that the moratorium on the imposition of taxes on the Internet be made permanent. We cannot assure you that future laws imposing taxes or other impositions on Internet commerce would not substantially impair the growth of Internet commerce and as a result materially adversely affect our business.

  The Clinton Administration has stated that the United States will advocate in the World Trade Organization and other appropriate international organizations that the Internet be declared a tariff-free environment whenever it is used to deliver products and services. In addition, the Clinton Administration has stated that the government should impose no new taxes on Internet commerce, but rather that taxation should be consistent with established principles of international taxation, should avoid inconsistent national tax jurisdictions and double taxation and should be simple to administer and easy to understand. However, we cannot assure you that foreign countries will not seek to tax Internet transactions.

  Access Charges. Several telecommunications carriers are supporting regulation of the Internet by the FCC in the same manner that the FCC regulates other telecommunications services. These carriers have alleged that the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure, resulting in interruptions in phone service. Incumbent local exchange telephone carriers have in the past petitioned the FCC to regulate Internet service providers in a manner similar to long-distance telephone carriers and to impose interstate access charges on Internet service providers. In May 1997, however, the FCC confirmed that Internet service providers will continue to be exempt from interstate access charges. In August 1998, the Eighth Circuit Court of Appeals upheld the FCC's authority to maintain the exemption. On February 25, 1999, the FCC adopted an order concerning payment by incumbent local exchange carriers of reciprocal compensation for dial-up calls to Internet service providers that obtain their local telephone service from competitive local exchange carriers. The FCC found that Internet traffic is largely interstate, and therefore subject to the FCC's jurisdiction, because end user calls to Internet service providers do not terminate at the Internet service providers' servers, but continue to Internet locations that often are outside the state or country in which the call originates. Although the FCC stated that the order does not require Internet service providers to pay access charges for calls placed through their services, the order does provide further support for a possible, ultimate finding that access charges must be paid for at least some categories of Internet services, such as Internet-based voice telephony. If the FCC were to withdraw the exemption or take other action responding to telecommunications carrier concerns, the costs of communicating through the Internet could increase substantially, potentially slowing the growth in Internet use. This could decrease demand for our services or increase our cost of doing business.

  Liability for Information Retrieved from or Transmitted over the Internet. Materials may be downloaded and publicly distributed over the Internet by the Internet services operated or facilitated by us or by the Internet access providers with which we have relationships. These third-party activities could result in potential claims against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of these materials. The Communications Decency Act of 1996 provides that no provider or user of an interactive computer service shall be treated as the publisher or speaker of any information provided by another information content provider.

  Future legislation or regulations or court decisions may hold us liable for listings and other content accessible through our web site, for content and materials posted by members on their respective personal web pages, for hyperlinks from or to the personal web pages of members, or through content and materials posted in our chat rooms or bulletin boards. Liability might arise from claims alleging that, by directly or indirectly providing hyperlinks to web sites operated by third parties or by providing hosting services for members' sites, we are liable for copyright or trademark infringement or other wrongful actions by these third parties. If any material on our web site contains informational errors, someone might sue us for losses incurred in reliance on the erroneous information. We attempt to reduce our exposure to potential liability through, among other things, provisions in member agreements, user policies, insurance and disclaimers. However, the enforceability and effectiveness of these measures are uncertain.

  In October 1998, the Digital Millennium Copyright Act, whose Title II contains the Internet Copyright Infringement Liability Clarification Act, was signed into law. This statute provides that, under some circumstances, a service provider would not be liable for any monetary relief, and would be subject to limited injunctive relief, for claims of infringement, based on copyright materials transmitted by users over its digital communications network or stored on its systems or under the control of or connected to its systems. This statute also provides that, under some circumstances, a service provider would not be liable for any claim if the service provider acted in good faith to remove access to the infringing material. With respect to infringement caused by storing material on a system or network, in order to benefit from the protections of the act, a service provider must appoint a designated agent to receive notifications of claimed infringement and must provide information about that agent to the U.S. Copyright Office and to the public in a publicly accessible place on the service. We have appointed a designated agent to receive notifications of claimed infringement on the globe.com web site, have provided that information to the Copyright Office, and made it available to the public on the site.

  A third party provides our e-mail service. This relationship exposes us to potential claims, including claims resulting from unsolicited e-mail or "spamming," lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. Some states have adopted laws that address spamming.

The federal government and other states, including New York, are considering, or have considered, similar legislation. For example, California has adopted a law permitting electronic mail service providers to sue parties who initiate unsolicited commercial messages in violation of its e-mail policy, if the initiator has notice of that policy. California also requires unsolicited e-mail advertisements to include opt-out instructions with a toll-free telephone number or a valid return address in the e-mail and requires senders of unsolicited e-mail advertisements to honor opt-out requests. California also imposes criminal penalties on parties who knowingly use Internet domain name of another party to send one or more messages where such messages damage or cause damage to a computer, computer system, or computer network. Similarly, on April 12, 1999, Virginia enacted a law that, effective July 1, 1999, will make it a crime to send unsolicited bulk e-mail containing false message headers or to sell software designed to do so and would impose civil penalties for injuries caused by unsolicited bulk e-mail. Washington has adopted a law that allows recipients of unsolicited e-mail containing false headers and misleading subject lines to bring lawsuits seeking damages of up to $500.00 for unsolicited commercial e-mail messages. On May 5, 1999, the Internet Freedom Act was introduced in the U.S. House of Representatives. This bill, if enacted, would make it a federal criminal offense to intentionally falsify Internet domain, header information, date or time stamps, originating e-mail addresses, or other e-mail identifiers or to intentionally sell or distribute any computer program designed or produced primarily for the purpose of concealing the source of routing information of bulk unsolicited e-mail. On the same date, the Internet Growth and Development Act of 1999 was also introduced in the House. This bill, if enacted, would make any person, if that person has notice of an electronic mail services provider's policy on unsolicited e-mail advertising and who knows that the service provider's facilities would be used in the dissemination of the unsolicited e-mail, liable to the service provider for any loss the service provider suffers for liquidated damages in the amount of $50 for each e-mail message initiated or delivered in violation of that policy, up to a maximum of $25,000 per day along with reasonable attorney's fees. Potential liability for information disseminated through our systems could lead us to implement measures to reduce our exposure to liability. This could require the expenditure of substantial resources and limit the attractiveness of our services. We attempt to reduce our exposure to potential liability through, among other things, provisions in member agreements, user policies and disclaimers. However, the enforceability and effectiveness of these measures are uncertain.

  We sell products directly to consumers and we also enter into agreements with commerce partners and sponsors under which we are entitled to receive a share of the revenue from the purchase of goods and services through direct links from our site. These arrangements may expose us to additional legal risks, including potential liabilities to consumers by virtue of our involvement in providing access to these products or services, even if we do not ourselves provide these products or services. Some of our agreements with these parties provide that these parties will indemnify us against liabilities. However, we cannot assure you that this indemnification will be enforceable or adequate. Although we carry general liability insurance, our insurance may not cover all potential claims or liabilities to which we are exposed. Any imposition of liability that is not covered by insurance could have a material adverse effect on our business.

  The increased attention on liability issues relating to information retrieved or transmitted over the Internet and legislative and administrative proposals in this area could decrease the growth of Internet use. This could decrease the demand for our services. We may also incur significant costs in investigating and defending against these claims.

  Domain Names. Domain names are the user's Internet addresses. Domain names have been the subject of significant trademark litigation in the United States. We have registered the domain names "theglobe.com," "shop.theglobe.com," "tglo.com," "azazz.com," "happypuppy.com," "realmx.com," "kidsdomain.com" and "gamesdomain.com." We cannot assure you that third parties will not bring claims for infringement against us for the use of these names. Moreover, because domain names derive value from the individual's ability to remember the names, we cannot assure you that our domain names will not lose their value if, for example, users begin to rely on mechanisms other than domain names to access online resources.

  The current system for registering, allocating and managing domain names has been the subject of litigation and proposed regulatory reform. We cannot assure you that our domain names will not lose their value, or that we will not have to obtain entirely new domain names in addition to or in place of our current domain names.

  Jurisdiction. Our facilities are located primarily in New York. However, due to the global reach of the Internet it is possible that the governments of other states and foreign countries might attempt to regulate Internet activity and our transmissions. Additionally, we have recently acquired web sites which are based in the United Kingdom and are subject to regulation under U.K. law. Consequently, foreign countries may take action against us for violations of their laws. We cannot assure you that violations of these laws will not be alleged or charged by state or foreign governments and that these laws will not be modified, or new laws enacted, in the future. Any actions of this type could have a material adverse effect on our business.

  Other. America Online has recently disclosed that the Department of Labor is investigating the applicability of the Fair Labor Standards Act to its Community Leader program. AOL's Community Leaders perform tasks such as answering questions from subscribers, supervising chat rooms and enforcing community rules. AOL has stated that it believes its Community Leader program reflects industry practices, that its Community Leaders are volunteers, not employees, and that its actions comply with law. AOL has also stated that it is cooperating with the DOL, but is unable to predict the outcome of the DOL's investigation. We have also implemented a community leader program. The AOL program may differ in a number of respects from our program. For this and other reasons, we cannot predict the outcome of this investigation or its effect on our business.

Employees

  As of April 9, 1999, we had approximately 210 full-time employees, including approximately 50 in sales and marketing, 110 in production, 35 in finance and administration and 15 in technology. Our future success depends, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel. Competition for these persons is intense. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. Our employees are not represented by any collective bargaining unit and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Facilities

  Our headquarters are located in a leased facility in New York City and consist of approximately 20,000 square feet of office space, a majority of which is under a lease with approximately six months remaining. We have also entered into two six-month leases for a total of 3,943 square feet of office space in New York City. We intend to relocate our headquarters in the second quarter of 1999 to a larger facility and have entered into a fifteen-year lease for approximately 47,000 square feet of commercial space in New York City for this purpose. We lease approximately 1,200 square feet of office space in San Francisco for our West Coast sales office. In connection with our acquisition of Azazz, we assumed a month-to-month lease for approximately 4,000 square feet of office space in Kirkland, Washington. We expect to enter into a sublease for approximately 14,100 square feet of office space in downtown Seattle. In connection with our acquisition of Attitude Network, we assumed a month-to-month lease for approximately 750 square feet in Naples, Florida and approximately 3,000 square feet in New York, New York. We believe that additional commercial space will be available for lease at market rates. Our principal web server equipment and operations are maintained by our personnel at the New York Teleport facility in Staten Island, New York under a Data Center Space Lease with Telehouse International Corporation of America for 2,800 square feet of commercial space for a term of three years. Web server equipment relating to shop.theglobe.com is located with and maintained by Exodus Communications, Inc. in Seattle, Washington. Additionally, we maintain computer hardware, servers and operations relating to Attitude Network in Herndon, Virginia, which are hosted by Frontier GlobalCenter, and in London, England, which are hosted by Telehouse International.

Legal Proceedings

  From time to time we are named in claims arising in the ordinary course of business. Currently, no legal proceedings or claims are pending against or involve us that, in the opinion of management, could reasonably be expected to have a material adverse effect on us.

                                   MANAGEMENT

Executive Officers and Directors

  The following table sets forth the names, ages and positions of our executive officers and directors. Our board of directors appoints executive officers. Our executive officers serve at the discretion of our board. All directors hold office until the annual meeting of our stockholders following their election or until their successors are duly elected and qualified.

 Name                  Age                       Position
 ----                  ---                       --------
 Michael S. Egan...... 59  Chairman
                       25  Co-Chief Executive Officer, Co-President and
 Todd V. Krizelman....     Director
                       25  Co-Chief Executive Officer, Co-President, Secretary
 Stephan J. Paternot..     and Director
 Dean S. Daniels...... 41  Vice President and Chief Operating Officer
 Edward A. Cespedes... 33  Vice President of Corporate Development and Director
                       46  Vice President, Chief Financial Officer and
 Francis T. Joyce.....     Treasurer
 Rosalie V. Arthur.... 40  Director
 Henry C. Duques...... 56  Director
 Robert M. Halperin... 71  Director
 David H. Horowitz.... 70  Director
 H. Wayne Huizenga.... 61  Director

  Michael S. Egan. Mr. Egan has served as our Chairman since August 1997. Mr. Egan serves as the chairman of our board of directors and as an executive officer with primary responsibility for day-to-day strategic planning and financing arrangements. Mr. Egan has been the controlling investor of Dancing Bear Investments, a privately held investment company, since 1996. Dancing Bear Investments holds a controlling interest in us. From 1986 to 1996, he was the majority owner and Chairman of Alamo Rent-A-Car, Inc., now a subsidiary of AutoNation. Mr. Egan began his career with Alamo in 1976 and held various management and ownership positions during this period until he bought a controlling interest in 1986. Mr. Egan is also Chairman and Chief Executive Officer of Certified Vacations, a wholesale tour operator. Mr. Egan is a director of Florida Panthers Holdings, Inc. and Lowestfare.com, Inc. Mr. Egan began in the car rental business with Olins Rent-A-Car, where he held various positions, including President. Before acquiring Alamo, Mr. Egan held various administrative positions at Yale University and administrative and teaching positions at the University of Massachusetts at Amherst. Mr. Egan is a graduate of Cornell University, where he received a Bachelor's degree in Hotel Administration.

  Todd V. Krizelman. Mr. Krizelman co-founded us in the fall of 1994. He is our Co-Chief Executive Officer and Co-President and has served in various capacities with us since our founding. Mr. Krizelman graduated from Cornell University in 1996, where he received a Bachelor's degree in Biology.

  Stephan J. Paternot. Mr. Paternot co-founded us in the fall of 1994. He is our Co-Chief Executive Officer, Co-President and Secretary and has served in various capacities with us since our founding. Mr. Paternot graduated from Cornell University in 1996, where he received Bachelor's degrees in Business and Computer Science.

  Dean S. Daniels. Mr. Daniels was appointed our Vice President and Chief Operating Officer in August 1998. From February 1997 until joining us, Mr. Daniels served as Vice President and General Manager of CBS New Media, a subsidiary managing all of CBS Television Network's activity on the Internet. From March 1996 to February 1997, Mr. Daniels was the Director of Interactive Services at CBS News. From 1994 to 1996, Mr. Daniels served as Director of Affiliate News Services at CBS NEWSPATH. From 1992 to 1994, Mr. Daniels was Director of News of WCBS-TV, a CBS owned television station in New York. Before that time, Mr. Daniels held various positions at WCBS-TV, including executive producer, and was the recipient of four Emmy Awards.

  Edward A. Cespedes. Mr. Cespedes was appointed Vice President of Corporate Development in July 1998 and has served as one of our directors since August 1997. As Vice President for Corporate Development, Mr. Cespedes has primary responsibility for corporate development opportunities including mergers and acquisitions. Mr. Cespedes is also a Managing Director of Dancing Bear Investments. Mr. Cespedes joined Dancing Bear Investments at its inception in 1996, where his responsibilities include venture capital investments, mergers and acquisitions and finance. Before joining Dancing Bear Investments, Mr. Cespedes served as Director of Corporate Finance for Alamo in 1996, where he was responsible for general corporate finance in the United States and in Europe. From 1988 to 1996, Mr. Cespedes worked in the Investment Banking Division of J.P. Morgan & Company, where he most recently focused on mergers and acquisitions. Mr. Cespedes received a Bachelor's degree in International Relations from Columbia University.

  Francis T. Joyce. Mr. Joyce was appointed our Vice President, Chief Financial Officer and Treasurer in July 1998. From 1997 until joining us, Mr. Joyce served as Chief Financial Officer of the Reed Travel Group, a division of Reed Elsevier Plc, which is an international publisher of travel information. From 1994 to 1997, Mr. Joyce was the Chief Financial Officer at Alexander Consulting Group, a division of Alexander & Alexander Services, Inc., an international professional services firm, which included a human resources consulting firm, an insurance brokerage unit and an executive planning life insurance unit. From 1988 to 1994, Mr. Joyce worked as a Senior Vice President and controller at Bates Worldwide, a division of Saatchi & Saatchi Co., an advertising firm. Mr. Joyce received a Bachelor of Science in Accounting from the University of Scranton and a Master of Business Administration from Fordham University. He is a Certified Public Accountant.

  Rosalie V. Arthur. Ms. Arthur has served as one of our directors since August 1997. Ms. Arthur is a Senior Managing Director and Vice President of Mergers and Acquisitions of Dancing Bear Investments. She currently serves on the Board of Directors of Dancing Bear Investments and several companies affiliated with Michael Egan. She also served on the Board of Directors of Alamo and affiliated entities and Nantucket Nectars. Before joining Dancing Bear Investments, she served as Chief of Staff and Financial Counselor to the Chairman of Alamo from 1986 to 1996, when the company was sold. Ms. Arthur was the Manager of Financial Reporting at Sensormatic Electronics Corporation from 1984 to 1986 and worked in the audit department of KPMG Peat Marwick from 1980 to 1984. Ms. Arthur received her Bachelor of Science in Accounting from the University of South Florida. She is a Certified Public Accountant.

  Henry C. Duques. Mr. Duques has served as one of our directors since September 1998. Mr. Duques is Chairman and Chief Executive Officer of First Data Corporation, a position he has held since April 1989. From September 1987 to 1989, he served as President and Chief Executive Officer of the Data Based Services Group of American Express Travel Related Services Company, Inc., the predecessor to First Data Corporation. He was Group President of Financial Services and a member of the board of directors of Automatic Data Processing, Inc. from 1984 to 1987. Mr. Duques is currently a director of Unisys Corporation. Mr. Duques holds a Bachelor of Business Administration in Accounting and an MBA in Accounting and Finance from George Washington University.

  Robert M. Halperin. Mr. Halperin has served as one of our directors since 1995. Mr. Halperin has acted as an advisor to Greylock Management, a venture capital firm, for the past five years. He is a member of the board of directors of Avid Technology, Inc. In addition, Mr. Halperin serves on the Board of Directors of the Associates of Harvard Business School, the Harvard Business School Publishing Co. and Stanford Health Services and also is a Life Trustee of the University of Chicago. He is the former Vice Chairman of Raychem Corporation's Board of Directors and also served as its President and Chief Operating Officer. Mr. Halperin joined Raychem Corporation in 1957. Mr. Halperin received a Master of Business Administration degree from Harvard Business School, and he earned a Bachelor's degree in liberal arts from the University of Chicago and a Bachelor's degree in Mechanical Engineering from Cornell University.

  David H. Horowitz. Mr. Horowitz has served as one of our directors since December 1995. Mr. Horowitz has acted as an investor and consultant in the media and communications industries for at least the past five years, and as a consultant to the American Society of Composers, Authors and Publishers, and a Lecturer at the Columbia University School of Law. From 1973 to 1984, Mr. Horowitz was an officer and director of Warner Communications, Inc., and until 1985 he was President and CEO of MTV Networks, Inc. Mr. Horowitz is a graduate of Columbia University, where he received a Bachelor's degree, and is a graduate of Columbia Law School.

  H. Wayne Huizenga. Mr. Huizenga has served as one of our directors since July 1998. Mr. Huizenga has served as the Chairman of the Board of AutoNation since August 1995, as its Co-Chief Executive Officer since October 1996 and as its Chief Executive Officer from August 1995 until October 1996. Mr. Huizenga also serves as the Chairman of the Board and Chief Executive Officer of Republic Services, Inc., as the Chairman of the Board of Florida Panthers Holdings, Inc., as the Chairman of the Board of Extended Stay America, Inc. and a director of NationsRent, Inc. From September 1994 until October 1995, Mr. Huizenga served as the Vice Chairman of Viacom Inc., and as the Chairman of the Board of Blockbuster Entertainment Group, a division of Viacom. From April 1987 through September 1994, Mr. Huizenga served as the Chairman of the Board and Chief Executive Officer of Blockbuster. In September 1994, Blockbuster merged into Viacom. In 1971, Mr. Huizenga co-founded Waste Management, Inc. and served in various capacities, including President, Chief Operating Officer and a director from its inception until 1984. Mr. Huizenga also owns or controls the Miami Dolphins professional sports franchise, and Pro Player Stadium, in South Florida.

Key Employees

  The following table sets forth the names and positions of our key employees.

   Name           Position
   ----           --------
   Vance Huntley  Director of Technology
                  Director of
   Esther Loewy   Communications
                  Director of
                  Advertising
   Will Margiloff Sales
   Richard Mass   General Counsel
   David Tonkin   Director of
                  Human Resources

  Vance Huntley. Vance Huntley joined us in August 1995 as our Director of Technology. Between 1991 and 1994, Mr. Huntley held software development positions with Delta-Epsilon Software and the Cornell Institute of Social Economic Research. In 1994 Mr. Huntley developed a Transmission Electron Microscopy simulation for the Cornell Materials Science Center while completing his BS in the Applied & Engineering Physics program at Cornell University. In 1990, Mr. Huntley wrote simulation software at the Lawrence Livermore National Laboratory Supercomputing Center.

  Esther Loewy. Ms. Loewy joined us in May 1997 as our Director of Communications. Ms. Loewy is responsible for managing the in-house communications department for the Company and the direction of our media and public relations. Before joining us, Ms. Loewy was a consultant for the @Cafe in New York and other media companies from 1995 to 1997. From 1992 to 1995 Ms. Loewy was a Senior Account Executive at Charles Levine Communication.

  Will Margiloff. Mr. Margiloff joined us in March 1998 as our Director of Advertising Sales. Mr. Margiloff is responsible for the management and direction of our sales force in New York and San Francisco, and the expansion of our advertising efforts both domestically and internationally. Before joining us, from 1997 to 1998 Mr. Margiloff was the Vice President of East Coast Sales for 24/7 Media. From 1995 to 1998 Mr. Margiloff held the senior sales management position at software site Jumbo!

  Richard W. Mass. Mr. Mass was appointed our General Counsel in September 1998. From 1994 until joining us, Mr. Mass served as a senior attorney supporting AT&T's Internet services and was also the chief counsel for Downtown Digital, AT&T's digital production facility that developed interactive television programming and Web sites. From 1992 to 1994, Mr. Mass was an attorney at Gray Cary Ware & Freidenrich in Palo Alto, California. From 1991 to 1992, Mr. Mass was a Visiting Assistant Professor of Law at the University of Miami and from 1987 to 1990 Mr. Mass was an attorney at Proskauer, Rose, Goetz & Mendelsohn in New York. Mr. Mass received a Bachelor of Arts in Economics from Williams College and received a law degree from Stanford Law School.

  David Tonkin. Mr. Tonkin joined us in May 1998 as our Director of Human Resources. Mr. Tonkin is responsible for managing the recruiting, hiring and human resource administration of all employees at theglobe.com. Before joining us, from 1995 to 1998 Mr. Tonkin worked as a Senior Resource Manager for Knowledge Transfer International, responsible for recruiting, developing and managing consulting staffing services. Before that time, from 1994 to 1995, Mr. Tonkin worked as Human Resource Manager for NightRider (Alco Management Service). From 1993 to 1994 Mr. Tonkin worked as Operations Manager for Premier Shoe Company.

Board Committees

  The Audit Committee of our board of directors reviews and monitors our corporate financial reporting and our internal and external audits. Some of these tasks include reviewing and monitoring the following:

  . our control functions;

  . the results and scope of the annual audit and other services provided by our independent accountants; and

  . our compliance with legal matters that have a significant impact on our financial condition.

  The Audit Committee consults with our management and our independent accountants before the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the Audit Committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent accountants. The current members of the Audit Committee are Messrs. Halperin and Horowitz and Ms. Arthur.

  The Compensation Committee of our board of directors reviews and makes recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. Some of these tasks include reviewing and monitoring the following:

  . annual salaries and bonuses; and

  . stock option and other incentive compensation arrangements.

  In addition, the Compensation Committee reviews bonus and stock compensation arrangements for all of our other employees. The current members of the Compensation Committee are Messrs. Egan, Halperin and Horowitz and Ms. Arthur. Before July 15, 1998, the Compensation Committee consisted of Messrs. Egan, Halperin, Krizelman and Paternot. Either the entire board or a subcommittee of the Compensation Committee consisting of Messrs. Horowitz and Halperin approves stock option grants.

  The Nominating Committee of our board of directors makes recommendations to our board of directors regarding nominees for our board of directors. The current members of the Nominating Committee are Messrs. Egan, Krizelman and Paternot.

Executive Officers

  Our board of directors appoints our executive officers. Our executive officers serve at the discretion of our board of directors.

Directors' Compensation

  Directors who are also our employees receive no compensation for serving on our board of directors. We intend to reimburse non-employee directors for all travel and other expenses incurred in connection with attending board of directors and committee meetings. Non-employee directors are also eligible to receive automatic stock option grants under our 1998 stock option plan.

  Under the 1998 stock option plan each eligible non-employee director as of July 15, 1998 received an initial grant of options to acquire 50,000 shares of our common stock. Each director who became an eligible non-employee director for the first time after July 15, 1998 received an initial grant of options to acquire 25,000 shares of our common stock. In addition, each eligible non-employee director will receive an annual grant of options to acquire 7,500 shares of our common stock on the first business day following each of our annual meeting of shareholders that occurs while the 1998 stock plan is in effect. All of these stock options will be granted with per share exercise prices equal to the fair market value of our common stock as of the date of grant.

Executive Compensation

  The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid by us to our Chairman, Co-Chief Executive Officers and our three other most highly compensated executive officers during the last two fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                            Long-Term
                           Annual Compensation            Compensation
                        --------------------------    ---------------------
  Name and Principal                                  Number of Securities      All Other
      Position(1)       Year(1) Salary($) Bonus($)    Underlying Options(#) Compensation($)(2)
  ------------------    ------- --------- --------    --------------------- ------------------
Michael S. Egan(3).....  1998        --       -- (4)         320,000                  --
 Chairman                1997        --       --                 --                   --

Todd V. Krizelman......  1998   $140,554      -- (4)         300,500                  --
 Co-Chief Executive
  Officer and                        --       --             200,000(8)               --
 Co-President            1997   $ 76,000  $18,750            289,952             $500,000

Stephan J. Paternot....  1998   $140,554      -- (4)         300,500                  --
 Co-Chief Executive
  Officer,                           --       --             200,000(8)               --
 Co-President and
  Secretary              1997   $ 76,000  $18,750            289,952             $500,000

Edward Cespedes(5).....  1998   $ 83,625      -- (4)         107,500                  --
 VP Corporate
  Development                        --       --              50,000(9)               --

Francis T. Joyce,
 CFO(6)................  1998   $ 80,769      --             225,000                  --

Dean S. Daniels,
 COO(7)................  1998   $ 80,731      --             225,000                  --

--------
(1) We do not have any executive officers other than those named in the table. Other than Messrs. Krizelman and Paternot, we did not have any other executive officers whose aggregate salary, bonus and other compensation exceeded $100,000 during the fiscal year ended December 31, 1997.
(2) Reflects a one-time payment of $500,000 associated with our sale of preferred stock and warrants to Dancing Bear Investments in August 1997.
(3) Mr. Egan became an executive officer in July 1998. We did not pay Mr. Egan a base salary in 1998.
(4) Included in long-term compensation are 70,000, 100,000, 100,000 and 50,000 options granted in January 1999 at an exercise price of $15.75 related to bonuses earned in 1998 for Messrs. Egan, Krizelman, Paternot and Cespedes, respectively.
(5) Mr. Cespedes became an officer in July 1998.
(6) Mr. Joyce became an officer in July 1998.
(7) Mr. Daniels became an officer in August 1998.
(8) Represents the transfer of 200,000 Series E Warrants from Dancing Bear Investments, Inc. at an exercise price of approximately $1.45.
(9) Represents the transfer of 50,000 Series E Warrants from Dancing Bear Investments, Inc. at an exercise price of approximately $1.45.

  The following table sets forth, as of December 31, 1998, for each of the executives listed in the Summary Compensation table (a) the total number of unexercised options for common stock (exercisable and unexercisable) held and
(b) the value of those options that were in-the-money on December 31, 1998 based on the difference between the closing price of our common stock on December 31, 1998 and the exercise price of the options on that date.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                          1998 YEAR END OPTION VALUES

                                                     Number of Securities Underlying         Value of Unexercised
                                                      Unexercised Stock Options at        In-the-Money Stock Options
                                                           Fiscal Year-End (#)             at Fiscal Year-End ($)(2)
                                                     ----------------------------------   -----------------------------
                             Shares
                           Acquired on      Value
          Name           Exercise (#)(1) Realized($)  Exercisable       Unexercisable     Exercisable    Unexercisable
          ----           --------------- ----------- ---------------   ----------------   -------------  --------------
Michael Egan............       --            --                 12,500            237,500        149,219       2,835,156
Todd Krizelman..........       --            --                214,976            345,476      3,474,226       4,725,770
Stephan Paternot........       --            --                214,976            345,476      3,474,226       4,725,770
Edward Cespedes.........       --            --                 12,500             45,000        149,219         537,188
Francis T. Joyce........       --            --                    --             225,000            --        2,804,063
Dean S. Daniels.........       --            --                    --             225,000            --        2,685,938

--------
(1) The named executive officers did not exercise any options in 1998.

(2) Based on a per share fair market value of our common stock equal to $16.44, as of December 31, 1998.

                                                                                               Potential
                                                                                              Realizable
                                                                                           Value at Assumed
                                                                                                 Rates
                                                                                            of Stock Price
                                                                                           Appreciation for
                                                                                                Option
                                                                                                Term(2)
                                                                                          -------------------
                           Number of     Percent of Total
                           Securities        Options
                           Underlying       Granted to
                            Options        Employees in   Exercise or Base   Expiration
                         Granted (#)(1)        1998         Price ($/sh)        Date         5%       10%
                         --------------  ---------------- ---------------- -------------- -------- ----------
Michael Egan............     50,000(3)         2.72%            4.50       July 2008      $114,501 $  358,592
                            200,000(4)        10.90%            4.50       July 2008      $566,005 $1,434,368

                             OPTION GRANTS IN 1998

Todd Krizelman..........        500(5)         0.03%            4.50       July 2008      $  1,415 $    3,586
                            200,000(4)        10.90%            4.50       July 2008      $566,005 $1,434,368

Stephan Paternot........        500(5)         0.03%            4.50       July 2008      $  1,415 $    3,586
                            200,000(4)        10.90%            4.50       July 2008      $566,005 $1,434,368

Edward Cespedes.........     50,000(3)         2.72%            4.50       July 2008      $141,501 $  358,592
                              7,500(6)         0.41%            4.50       July 2008      $ 21,225 $   53,789

Francis T. Joyce........    175,000(7)         9.54%            3.83       July 2008      $420,966 $1,066,811
                             50,000(8)         2.72%            4.50       July 2008      $141,501 $  358,592

Dean S. Daniels.........    175,000(9)         9.54%            4.50       September 2008 $495,255 $1,255,072
                             50,000(10)        2.72%            4.50       September 2008 $141,501 $  358,592

--------

 (1) In the event of a change in control of our company, all of these options become immediately and fully exercisable.
 (2) These amounts represent various assumed rates of appreciation only and are displayed in connection with SEC disclosure rules. Actual gains, if any, on stock option exercises are dependent on future performance of our common stock.
 (3) One-fourth of these options are exercisable. The remaining three-fourths will become exercisable with respect to one-third of the shares covered thereby on July 15 in each of 1999, 2000 and 2001.

 (4) These options become exercisable on July 15, 1999.
 (5) These options become exercisable on July 24, 1999.
 (6) These options become exercisable with respect to one-fourth of the shares indicated on July 31 in each of 1999, 2000, 2001 and 2002.
 (7) These options become exercisable with respect to one-third of the shares indicated on July 15 in each of 1999, 2000 and 2001.
 (8) These options become exercisable with respect to one-seventh of the shares indicated on July 15 in each of 1999, 2000, 2001, 2002, 2003, 2004 and
     2005. However, options covering 25,000 shares have accelerated vesting if specified financial targets are met in 1999.
 (9) These options become exercisable with respect to one-third of the shares indicated in September in each of 1999, 2000 and 2001.
(10) These options become exercisable with respect to one-seventh of the shares indicated in September each of 1999, 2000, 2001, 2002, 2003, 2004 and 2005. However, options covering 25,000 shares have accelerated vesting if specified financial targets are met in 1999.

Employment Agreements

  CEO Employment Agreements: On August 13, 1997, we entered into employment agreements with our co-CEOs, Todd V. Krizelman and Stephan J. Paternot. Each CEO agreement provides for the following:

  . employment as one of our executives;

  . an annual base salary of $125,000 with eligibility to receive annual increases amounting to no less than 15% of the executive's then-base salary;

  . a discretionary annual cash bonus, which will be awarded at our board's discretion and upon the achievement of target performance objectives presented in our budget; and

  . a right to participate in our stock option plans and all health, welfare, and other benefit plans provided by us to our most senior executives.

  Each of the CEO agreements is for a term expiring on August 13, 2002, with possible earlier termination as provided in each CEO agreement. Each of the CEO agreements provides that, in the event of termination by us without cause, the executive will be entitled to receive from us:

  . any earned and unpaid base salary;

  . reimbursement for any reasonable and necessary monies advanced or expenses incurred in connection with the executive's employment;

  . a pro-rata portion of the annual bonus for the year of termination; and

  . for one year following termination or the remainder of the term of the CEO agreement, whichever is less, continued salary payments and employee benefits.

  In addition, termination without cause automatically triggers the vesting of all stock options held by the executive.

  In the event of our change in control or a dissolution, each executive may elect to terminate his employment by delivering a notice within 60 days to us and receive (1) any earned and unpaid base salary as of the termination date and (2) an amount reimbursing the executive for expenses incurred on our behalf before the termination date.

  Each CEO agreement contains a provision that the CEO will not compete with us for a period of five years from the date of each CEO agreement or, in the case of termination without cause or after a change in control, the earlier of a period of one year immediately following termination of employment or five years from the date of our initial public offering.

  Chief Operating Officer Employment Agreement. We have entered into an employment agreement with Dean S. Daniels. The following are key terms of the Daniels employment agreement:

  . employment as our Chief Operating Officer effective August 31, 1998;

  . an annual base salary of not less than $250,000 per year;

  . an annual cash bonus of $50,000; and

  . stock options to purchase 225,000 shares of our common stock. The options were granted at an exercise price of $4.50 per share. Of these options, 175,000 will vest with respect to one-third of the shares on each of the first three anniversaries of the date of grant, and 50,000 will vest with respect to one-seventh of the shares on each of the first seven anniversaries of the date of grant. The Daniels employment agreement also provides for the accelerated vesting of an aggregate of 25,000 of these options upon our attainment of financial targets in our 1999 fiscal year.

  In addition, the Daniels employment agreement is for a term expiring on August 31, 2001, with possible earlier termination as provided in the Daniels employment agreement. The Daniels employment agreement provides that, in the event of termination by us without cause, Mr. Daniels will be entitled to receive from us:

  . any earned and unpaid base salary as of the termination date and salary continuation during a one-year non-competition period following termination;

  . reimbursement for any and all reasonable monies advanced or expenses incurred in connection with his employment; and

  . his annual bonus for the year of termination.

  In addition, termination without cause automatically triggers the vesting of all options held by Mr. Daniels.

  The Daniels employment agreement contains a provision that he will not compete with us for a period of one year following the date of his termination of employment.

  Chief Financial Officer Employment Agreement. On July 13, 1998, we entered into an employment agreement with Francis T. Joyce. The following are the key terms of the Joyce employment agreement:

  . employment as our Chief Financial Officer;

  . an annual base salary of not less than $200,000 per year with eligibility to receive annual increases in base salary as determined by our Co-Chief Executive Officers and Co-Presidents;

  . an annual cash bonus of $50,000; and

  . Mr. Joyce received a stock option grant to purchase 225,000 shares of our common stock, 175,000 of which have an exercise price per share equal to 85% of the initial public offering price. As a result, we recorded a charge for deferred compensation expense of $118,100 in the third quarter of 1998, representing the difference between the deemed value of our common stock, the initial public offering price for accounting purposes, and the exercise price of these options at the date of grant. This amount is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options. The remaining options were granted at an exercise price of $4.50 per share. Of these options, 175,000 will vest with respect to one-third of the shares on each of the first three anniversaries of the date of grant, and 50,000 will vest with respect to one-seventh of the shares on each of the first seven anniversaries of the date of grant. The Joyce employment agreement also provides for the accelerated vesting of an aggregate of 25,000 of these options upon our attainment of financial targets in our 1999 fiscal year.

  In addition, the Joyce employment agreement is for a term expiring on July 13, 2001, with possible earlier termination as provided in the Joyce employment agreement. The Joyce employment agreement provides that, in the event of termination by us without cause, Mr. Joyce will be entitled to receive from us:

  . any earned and unpaid base salary as of the termination date and salary continuation during a non-competition period following termination which will be six months or one year, if we elect to pay Mr. Joyce his salary during this period;

  . reimbursement for any and all monies advanced or expenses incurred in connection with his employment; and

  .a pro rata portion of his annual bonus for the year of termination.

  In addition, termination without cause automatically triggers the vesting of all stock options held by Mr. Joyce.

1998 Stock Option Plan

  Our board of directors adopted our 1998 stock option plan on July 15, 1998, and our stockholders approved it as of July 15, 1998. In March 1999, our board of directors approved an amendment of our 1998 stock option plan in order to increase the number of shares authorized for issuance from 2,400,000 to 3,400,000 and to increase the amount of options which may be granted to an individual during any three consecutive calendar year period, subject to stockholder approval. The 1998 stock option plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and stock options which do not so qualify. Our and our subsidiaries' directors, officers, employees and consultants are eligible to receive grants under the 1998 stock option plan. The 1998 stock option plan also provides for discretionary stock bonus awards for some community leaders. The 1998 stock option plan is designed to comply with the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code, and the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 under the Exchange Act.

  The purpose of the 1998 stock option plan is to provide an incentive to our directors, officers, employees and consultants and encourage them to devote their abilities to the success of our business. The 1998 stock option plan is administered by and options may be granted by a stock option committee of our board comprised of two or more "non-employee directors" within the meaning of Rule 16b-3 and unless otherwise determined by our board of directors, "outside directors" within the meaning of Section 162(m), who will administer the 1998 stock option plan in our discretion. Generally, the stock option committee has the right to grant options to eligible participants and to determine the terms and conditions of option agreements, including the vesting schedule and exercise price of options. In addition, our directors who are not also employees are eligible to receive automatic formula option grants as provided in the 1998 stock option plan. Formula option grants include an initial grant of options to acquire 50,000 shares to the eligible non-employee directors who served on our board as of July 15, 1998, and 25,000 shares to eligible non-employee directors who become directors for the first time after July 15, 1998, and annual grants of options to acquire 7,500 shares to eligible non-employee directors on the day following each annual shareholders meeting.

  The 1998 stock option plan, as amended, authorizes for issuance 3,400,000 shares of our common stock, with adjustment in the case of changes in capitalization affecting the options. In January 1999, the compensation committee of our board of directors approved for grant 100,000 options to each of Messrs. Krizelman and Paternot, 70,000 options to Mr. Egan, 50,000 options to Mr. Cespedes and 30,000 options to Ms. Arthur pursuant to the plan as bonus payments for 1998, all of which were immediately vested. No individual may be granted options with respect to more than 1,000,000 shares during any three consecutive calendar year period.

  The 1998 stock option plan provides that the term of any option may not exceed ten years. In the event of a change in control all outstanding options will become immediately and fully vested. If a participant's employment, or service as a director, is terminated following a change in control, any options vested at that time will remain outstanding until the earlier of the first anniversary of termination and the expiration of the option term.

  In the event of a change in capitalization, the stock option committee will adjust the maximum number and class of shares which may be granted under the 1998 stock option plan or to any individual in any three calendar year period, the number and class of shares which are subject to any outstanding options and the purchase price of the option, and the number and class of shares to be granted to directors as formula option grants.

  We issued shares of our common stock to our community leaders under the 1998 stock option plan. Each of our community leaders, as of July 23, 1998, were issued 22 fully vested shares of our common stock, approximately 7,000 in the aggregate. As a result, we recorded a charge for compensation expense estimated at $31,500 in the fourth quarter of 1998 for the value of our common stock issued to our community leaders.

1995 Stock Option Plan

  Our 1995 stock option plan, as amended, was adopted by our board of directors on May 26, 1995. The 1995 stock option plan provides for the grant of incentive stock options and non-qualified stock options. Our directors, employees and consultants and our affiliates are eligible to receive grants under the 1995 stock option plan. The 1995 stock option plan authorizes for issuance 1,582,000 shares of our common stock, with adjustment in the case of changes in capitalization affecting options. The remaining options under the 1995 stock option plan may be granted by Messrs. Krizelman and Paternot under the terms of the 1995 stock option plan.

Azazz.com 1998 Stock Option Plan

  Prior to our acquisition of Azazz.com, Azazz.com had established its 1998 stock option plan and granted options to purchase shares of Azazz.com common stock to its officers, directors, consultants and employees. As a result of our acquisition of Azazz.com, we assumed the obligations of Azazz.com under its stock plan, and the outstanding options granted under the plan were converted into options entitling each option holder to purchase shares of our common stock. The other terms of the converted options remain unchanged. No additional grants will be made under the Azazz.com stock plan.

  Generally, our compensation committee will administer and interpret the Azazz.com stock plan and its determinations are final. The compensation committee has the authority to make amendments or modifications to outstanding options consistent with the plan's terms.

  Except as otherwise provided in an option agreement, in the event of a change in control of Azazz.com, each converted option that is outstanding at that time will automatically accelerate so that the converted option will immediately prior to the date for the change in control be 100% vested and exercisable. The option will not accelerate, however, if and to the extent that, in connection with the change in control, it is either assumed by the successor corporation or replaced with a comparable award for the purchase of shares of the stock of the successor corporation. Any such converted options held by an officer that are assumed or replaced in connection with Azazz.com 's change in control and do not otherwise accelerate at that time will be accelerated in the event that the officer's employment terminates within two years following the change in control, unless the officer's employment was terminated by the successor corporation for cause or by the officer without good reason.

Attitude Network Ltd. 1996 Stock Option Plan

  Prior to our acquisition of Attitude Network, it had established the Attitude Network, Ltd. 1996 stock option plan and granted options to purchase shares of Attitude Network common stock to its officers, directors, consultants and employees. As a result of our acquisition of Attitude Network, we assumed the obligations of Attitude Network under the Attitude Network stock option plan, and the outstanding options granted under the plan were converted into options entitling each option holder to purchase shares of our common stock, instead of Attitude Network common stock. The other terms of the converted options remain unchanged. No additional grants will be made under the Attitude Network stock option plan.

  Generally, our compensation committee will administer and interpret the Attitude stock plan and its determinations are final. The compensation committee has the authority to make amendments or modifications to outstanding options consistent with the plan's terms.

  In the event of a change in control of Attitude Network, our board of directors must either provide

  (a) for the substitution of any converted options outstanding at that time with options to purchase shares of the successor corporation, or

  (b) upon written notice to the optionee that the option must be exercised within 60 days of the date of such notice or it will be terminated.

401(k) Savings Plan

  We have established a savings and profit-sharing plan that qualifies as a tax-deferred saving plan under Section 401(k) of the Internal Revenue Code for some of our eligible employees. Under the savings plan, participants may contribute up to 15% of their eligible compensation, up to $10,000, in any year on a pre-tax basis. Employee contributions are fully vested at all times. In addition, we may, in our discretion, make additional contributions on behalf of participants. All amounts contributed under the savings plan are invested in one or more investment accounts administered by the plan administrator.

1999 Employee Stock Purchase Plan

  Our board of directors adopted our 1999 Employee Stock Purchase Plan on February 18, 1999, subject to approval by a majority of our stockholders present and represented at any special or annual meeting of the stockholders held within 12 months after adoption of the plan. If the plan is not approved by a majority of the stockholders, it will not become effective. We intend to have the plan qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. We will administer the plan in a manner consistent with the requirements of that section of the Internal Revenue Code.

  The purpose of the plan is to strengthen our company by providing our employees and our subsidiaries' employees the opportunity to acquire a proprietary interest in our company through the purchase of shares of common stock at a discount. These purchases will be made through regular payroll deductions of up to 10% of a participant's gross cash wages, salary and overtime earnings for each pay period during an offering period. A committee consisting solely of no fewer than two non-employee directors appointed by our board will administer the plan.

  Each full-time employee who has completed six consecutive months of full-time employment with us or a subsidiary and who is employed by us or a subsidiary may participate in the plan with respect to offering periods beginning after the six-month period. There will be four offering periods to purchase shares of the common stock during each twelve-month period. On the first day of each offering period, each participant is deemed to have been granted an option to purchase a maximum number of shares of common stock the fair market value of which is equal to

  . that percentage of the participant's compensation which the participant has elected to have withheld multiplied by

  . the participant's compensation during the offering period then divided by

  . the applicable price at which the shares of common stock are being offered during that offering period.

  The maximum number of shares of common stock that a participant may purchase during an individual offering period is 4,000. The offering price for shares for any offering period is the lower of 85% of the closing price of the stock on the first day or the last day of the offering period. Each participant will automatically purchase stock on the last day of the offering period with the accumulated payroll deductions in the participant's account at the time of purchase and at the offering price for that offering period.

  Upon termination of a participant's employment for any reason the participant's payroll deductions accumulated prior to such termination, if any, will be applied toward purchasing full shares of common stock in the then-current offering period. Any cash balance remaining after the purchase of shares in such offering period will be refunded to him or her and his or her participation in the plan will be terminated.

  In the event of a change in capitalization, appropriate and proportionate adjustments may be made by the committee in both the number and/or kind of shares to be purchased under the plan and in their purchase price, and the number and/or kind of shares to be purchased in the current offering period and their purchase price. Upon the occurrence of various corporate transactions, each participant during the offering period will be entitled to receive on the last day of the offering period, for each share to be purchased as nearly as reasonably may be determined, the cash, securities and/or property which a holder of one share of the common stock was entitled to receive upon and at the time of such transaction.

  Other than the 1998 stock option plan and the employment agreements described above, there are no compensation plans or arrangements in which the co-CEO's or three other most highly paid executive officers participate that provide for payments or other benefits in the event of their termination of employment or a change in control.

Compensation Committee Interlocks and Insider Participation

  On July 15, 1998, Michael S. Egan, Robert M. Halperin, David H. Horowitz and Rosalie V. Arthur were appointed as members of the compensation committee of our board. Before that date, the compensation committee was comprised of Messrs. Egan, Halperin, Krizelman and Paternot. Mr. Egan, effective as of July 22, 1998, also serves as one of our executive officers in his role as Chairman. Mr. Egan is also the controlling investor of Dancing Bear Investments, and Ms. Arthur is a Senior Managing Director of Dancing Bear Investments. See "Certain Relationships and Related Transactions-Arrangements with Entities Controlled by Various Directors and Officers." Although Mr. Egan does not receive a salary from us, in 1998 we granted stock options to Mr. Egan for 200,000 shares of our common stock under the 1998 stock option plan, as consideration for his performance of services in his capacity as an executive officer. Additionally, in January 1999, we granted stock options to Mr. Egan and Ms. Arthur for 70,000 and 30,000 shares, respectively, as bonus payments for 1998.

Key Man Insurance

  We do not have and currently do not intend to purchase key man insurance.

Indemnification Agreements

  We have entered into indemnification agreements with our directors and officers. These agreements provide, in general, that we shall indemnify and hold harmless directors and officers to the fullest extent permitted by law against any judgments, fines, amounts paid in settlement, and expenses, including attorneys' fees and disbursements, incurred in connection with, or in any way arising out of, any claim, action or proceeding, whether civil or criminal, against, or affecting, the directors and officers resulting from, relating to or in any way arising out of, the service of the directors and officers as our directors and officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Arrangements with Entities Controlled by Various Directors and Officers

  We entered into an electronic commerce contract with AutoNation, an entity affiliated with H. Wayne Huizenga, under which we have granted a right of first negotiation with respect to the exclusive right to engage in or conduct an automotive "clubsite" on theglobe.com. Additionally, AutoNation has agreed to purchase advertising from us for a three-year period at a price which will be adjusted to match any more favorable advertising price quoted to a third party by us, excluding various short-term advertising rates.

  In addition, we have entered into an electronic commerce arrangement with InteleTravel, an entity controlled by Michael S. Egan, under which we developed a Web community for InteleTravel in order for its travel agents to conduct business through our Web site in exchange for access to InteleTravel customers for distribution of our products and services.

  In April 1999, Mr. Egan was appointed to the board of directors of Lowestfare.com, an entity with which we have a premier partner relationship which was entered into prior to Mr. Egan being elected to their board.

  We believe that the terms of the foregoing arrangements are on comparable terms as if they were entered into with unaffiliated third parties. During 1998, we received $83,300 from AutoNation and $265,000 from InteleTravel in connection with these arrangements.

Stockholders' Agreement

  Messrs. Egan, Krizelman, Paternot and Cespedes, Ms. Arthur and Dancing Bear Investments, an entity controlled by Mr. Egan, entered into a stockholders' agreement under which Dancing Bear Investments and Mr. Egan, referred to as the Egan group, agreed to vote for some nominees of the Krizelman and Paternot groups to our board of directors and the Krizelman and Paternot groups agreed to vote for the Egan group's nominees to our board, who will represent a majority of our board.

  Additionally, under the terms of the stockholders' agreement, Messrs. Krizelman, Paternot and Cespedes and Ms. Arthur have granted an irrevocable proxy to Dancing Bear Investments with respect to any shares that may be acquired or beneficially owned by them upon the exercise of outstanding warrants transferred to each of them by Dancing Bear Investments. These shares will be voted by Dancing Bear Investments, which is controlled by Mr. Egan. Dancing Bear Investments will have a right of first refusal upon transfer of these shares.

  The stockholders' agreement also provides that if the Egan group sells shares of our common stock and warrants representing 25% or more of our outstanding common stock, including the warrants, in any private sale, the Krizelman and Paternot groups, Mr. Cespedes and Ms. Arthur will be required to sell up to the same percentage of their shares as the Egan group sells. If the Egan group sells shares of our common stock or warrants representing 25% or more of our outstanding common stock, including the warrants, or the Krizelman and Paternot groups collectively sell shares or warrants representing 7% or more of our shares and warrants in any private sale, each other party to the stockholders' agreement, including entities controlled by them and their permitted transferees, may, at their option, sell up to the same percentage of their shares.

Transactions with Directors, Executive Officers and 5% Stockholders

  Since our inception, we have raised capital primarily through the sale of shares of our common stock and preferred stock. The following table summarizes the shares of our common stock purchased from us by our executive officers, directors and 5% stockholders and persons associated with them since our inception.

 Executive Officers,
   Directors and 5%                                                    Common
     Stockholders                                                      Stock
 -------------------                                                 ----------
Dancing Bear Investments, Inc. (1).................................. 12,093,548
Michael S. Egan (1)................................................. 12,093,548
Robert M. Halperin (2)..............................................    145,538
David H. Horowitz (3)...............................................    156,944
Todd Krizelman (4)..................................................  1,094,910
Stephan Paternot (5)................................................  1,200,000

--------
(1) 8,047,530 of the shares represents 51 shares of preferred stock which were converted into 8,047,530 shares of our common stock upon our initial public offering. 4,046,018 of the shares represents warrants to purchase an aggregate of 4,046,018 shares of our common stock. Dancing Bear Investments paid $20 million for its initial investment in the series D preferred stock and the warrants. Upon our initial public offering, shares of the series D preferred stock were converted into 8,047,530 shares of our common stock. Includes the shares that Mr. Egan is deemed to beneficially own as the controlling investor of Dancing Bear Investments.
(2) Mr. Halperin paid $8,172 in 1998 in connection with the exercise of options for 85,418 shares of our common stock. Mr. Halperin paid $25,001 for the series B preferred stock issued in December 1995 and $25,000 for the series C preferred stock issued in November 1996. Upon our initial public offering, shares of the series B and the series C preferred stock were converted into 47,620 and 12,500 shares of our common stock.
(3) Mr. Horowitz paid $3,111 in 1997 in connection with the exercise of options for 31,944 shares of our common stock. Mr. Horowitz paid $52,000 for his series B preferred stock issued in December 1995 and $50,000 for the series C preferred stock issued in November 1996. Upon our initial public offering, shares of the series B and series C preferred stock were converted into 100,000 and 25,000 shares of our common stock.
(4) Mr. Krizelman paid $2,184 for his 1,050,000 shares of common stock issued in May 1995 and $3,500 for the series A preferred stock issued in November 1995. Upon our initial public offering, shares of the series A preferred stock were converted into 44,910 shares of common stock.
(5) Mr. Paternot paid $2,496 for his 1,200,000 shares of common stock issued in May 1995.

  All of our directors and executive officers are also parties to registration rights agreements with us which are described under "Description of Capital Stock--Registration Rights." We also have entered into indemnification agreements with our directors and officers. See "Management--Indemnification Agreements."

  Concurrently with our initial public offering, we sold 1,111,112 shares of our common stock to some of our officers and directors, their relatives and their business associates at the same price paid per share in the initial public offering. See "Principal Stockholders."

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The table below sets forth information with respect to the beneficial ownership of our common stock as of May 13, 1999 and as adjusted to reflect the sale of the shares offered hereby, by each of the following:

  . each person who is known by us to beneficially own 5% or more of our common stock;

  . each of our directors;

  . each of our executive officers;

  . all directors and executive officers as a group;

  . each selling stockholder owning more than 1% of our common stock; and

  . other selling stockholders, each owning less than 1% of our common stock.

  Unless otherwise indicated, the address of each person named in the table below is theglobe.com, inc., 31 West 21st Street, New York, New York 10010. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information set forth in the following table (1) assumes that the over-allotment option by the underwriters has not been exercised and (2) excludes any shares purchased in the offering by the respective beneficial owner:

                            Number of Shares                     Number of Shares
                           Beneficially Owned    Number of      Beneficially Owned
                           Before the Offering  Shares to be    After the Offering
                          --------------------- Sold in the    ---------------------
          Name              Number   Percentage   Offering       Number   Percentage
          ----            ---------- ---------- ------------   ---------- ----------
Dancing Bear Invest-
 ments, Inc. (1)........  12,093,548    44.9%    2,440,000(2)   9,653,548    31.2%
Michael S. Egan (3).....  12,246,048    45.3%    2,440,000(2)   9,806,048    31.6%
Todd V. Krizelman (4)...   1,754,862     7.4%      120,000      1,634,862     5.9%
Stephan J. Paternot
 (5)....................   1,859,952     7.9%       80,000      1,779,952     6.5%
Dean S. Daniels (6).....           0       *             0              0       *
Edward A. Cespedes (7)..     112,500       *        50,000         62,500       *
Francis T. Joyce (8)....           0       *             0              0       *
Rosalie V. Arthur (9)...     102,500       *        50,000         52,500       *
Henry C. Duques (10)....      12,500       *             0         12,500       *
Robert M. Halperin
 (11)...................     203,176       *        18,690        184,486       *
David H. Horowitz (12)..     230,556     1.0%       69,167        161,389       *
H. Wayne Huizenga (13)..      12,500       *             0         12,500       *
All directors and
 executive officers as a
 group (11 persons)
 (14)...................  16,534,594      58%    2,827,857     13,706,737    41.9%
John P. Naylor (15).....     259,554     1.1%       44,554        215,000       *
78 other selling
 stockholders, each of
 whom beneficially owns
 less than 1% of the
 outstanding common
 stock prior to the
 offering...............   2,479,782    10.8%    1,150,379      1,329,403     4.9%

--------
* Less than one percent

 (1) Includes: (1) 3,546,018 shares of our common stock issuable upon exercise of warrants at $1.45 per share and (2) 500,000 shares of our common stock issuable upon exercise of warrants held by persons other than Dancing Bear Investments but as to which Dancing Bear Investments has voting power upon exercise under a stockholders' agreement. Of the 500,000 shares issuable upon exercise of warrants, 100,000 shares are being sold in the offering. Dancing Bear Investments' mailing address is 333 East Las Olas Blvd., Ft. Lauderdale, FL 33301.

 (2) If the underwriters' over-allotment option is exercised in full, Dancing Bear Investments may at its option elect to sell up to 1,200,000 of its shares of common stock to satisfy such option. To the extent Dancing Bear Investments does not elect to sell all of such shares, theglobe will sell newly issued shares to the underwriters to satisfy such option. If Dancing Bear Investments sold 1,200,000 shares pursuant to such over-allotment option, its percentage interest in our company would be 27.4%.

 (3) Includes the following shares that Mr. Egan is deemed to beneficially own as the controlling investor of Dancing Bear Investments: (1) 3,546,018 shares of our common stock issuable upon exercise of warrants at $1.45 per share and (2) 500,000 shares of our common stock issuable upon exercise of warrants held by persons other than Mr. Egan but as to which Mr. Egan has voting power upon exercise under a stockholders' agreement. Of the 500,000 shares issuable upon exercise of warrants, 100,000 shares are being sold in the offering. Also includes (1) 82,500 shares of common stock issuable upon exercise of options that are currently exercisable, (2) 56,000 shares of common stock held by certain trusts for the benefit of Mr. Egan's children, as to which he disclaims beneficial ownership, and (3) 14,000 shares of our common stock held by Mr. Egan's wife, as to which he disclaims beneficial ownership. Excludes 237,500 shares of common stock issuable upon exercise of options that will not be exercisable within 60 days of May 13, 1999. Mr. Egan's mailing address is c/o our company.

 (4) Includes (1) 459,952 shares of our common stock issuable upon exercise of options that are currently exercisable and (2) 200,000 shares of our common stock issuable upon exercise of warrants. Excludes 200,500 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of May 13, 1999. Mr. Krizelman's mailing address is c/o our company.

 (5) Includes (1) 459,952 shares of our common stock issuable upon exercise of options that are currently exercisable and (2) 200,000 shares of our common stock issuable upon exercise of warrants. Excludes 200,500 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of May 13, 1999. Mr. Paternot's mailing address is care of our company.

 (6) Excludes 225,000 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of May 13, 1999.

 (7) Includes (1) 62,500 shares of our common stock issuable upon exercise of options that are currently exercisable, and (2) 50,000 shares of our common stock issuable upon exercise of warrants. Excludes 45,000 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of May 13, 1999.

 (8) Excludes 225,000 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of May 13, 1999.

 (9) Includes (1) 42,500 shares of our common stock issuable upon exercise of options that are currently exercisable, (2) 50,000 shares of our common stock issuable upon exercise of warrants, and (3) 10,000 shares of our common stock. Excludes (1) 45,000 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of May 13, 1999, and (2) shares held by Dancing Bear Investments for which Ms. Arthur serves as an officer and a director, and as to which Ms. Arthur disclaims beneficial ownership.

(10) Includes 12,500 shares of our common stock issuable upon exercise of options that are currently exercisable. Excludes 37,500 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of May 13, 1999.

(11) Includes 57,640 shares of our common stock issuable upon exercise of options that are currently exercisable. Excludes 64,444 shares of our common stock issuable upon exercise of options that are not currently exercisable. Excludes 180,360 shares of our common stock owned by Mr. Halperin's children for which he has a power of attorney but as to which he disclaims beneficial ownership. Mr. Halperin has notified us that he may transfer approximately 32,000 shares to various charitable organizations.
(12) Includes 73,612 shares of our common stock issuable upon exercise of options that are currently exercisable. Excludes 51,944 shares of our common stock issuable upon exercise of options that are not currently exercisable.

(13) Includes 12,500 shares of our common stock issuable upon exercise of options that are exercisable within 60 days of May 13, 1999. Excludes 45,000 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of May 13, 1999.
(14) See footnotes 2 through 13 above.

(15) Mr. Naylor's mailing address is 3080 116th Avenue NE, Bellevue, Washington 98004.

                          DESCRIPTION OF CAPITAL STOCK

  Our Fourth Amended and Restated Certificate of Incorporation provides that our authorized capital stock consists of 100 million shares of common stock and three million shares of preferred stock, par value $.001 per share. As of May 13, 1999 there were 22,917,412 shares of common stock outstanding. Our preferred stock is convertible into shares of common stock at any time.

  The following descriptions of our capital stock do not purport to be complete and are qualified in their entirety by the provisions of our certificate and our by-laws, which are included as exhibits to our registration statement, and by the provisions of applicable law.

Common Stock

  As of May 13, 1999, 22,917,412 shares of our common stock were outstanding. As of March 10, 1999, there were approximately 146 holders of our common stock. All of the issued and outstanding shares of our common stock are fully paid and non-assessable. Each holder of shares of our common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights.

  The holders of our common stock are entitled to dividends and other distributions as may be declared from time to time by our board of directors out of legally available funds, if any. See "Price Range of Our Common Stock and Dividend Policy." Upon our liquidation, dissolution or winding up, the holders of shares of our common stock would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock as described below.

  The holders of our common stock have no preemptive or other subscription rights to purchase shares of our stock, nor are holders entitled to the benefits of any redemption or sinking fund provisions.

Preferred Stock

  As of May 13, 1999, we had no shares of preferred stock outstanding. Our board of directors has the authority, without further action by our stockholders, to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of any series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of that series. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change of control or to serve as an entrenchment device for incumbent management. The issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of our common stock.

Warrants

  As of May 13, 1999, we had issued and outstanding warrants to purchase 4,111,534 shares of our common stock, with some possible anti-dilution adjustments, at a weighted average exercise price of approximately $1.58 per share. The warrants may be exercised at any time on or before August 13, 2004. After expiration of the exercise period, the holder of the warrants will have no future rights to exercise the warrants.

Rights Agreement

  Our board of directors adopted a Rights Agreement. Under the Rights
Agreement:

  . our board of directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of our common stock; and

  . each Right entitles the registered holder to purchase from us one one-thousandth of a share of a new series of junior participating preferred stock, par value $.001 per share (the "Junior Preferred Stock"), at a price to be determined by our board of directors, per one one-thousandth of a share (the "Purchase Price"), with adjustment.

  The description and terms of the Rights are described in a Rights Agreement between us and the designated Rights Agent. The description presented below is intended as a summary only and is qualified in its entirety by reference to the Rights Agreement, a form of which has been filed as an exhibit to our registration statement. See "Where You Can Find More Information."

  The Rights are attached to all certificates representing outstanding shares of our common stock, and no separate Right Certificates were distributed. The Rights will separate from the shares of our common stock as soon as one of the following two events occur:

  . a public announcement that, without the prior consent of our board of directors, a person or group (an "Acquiring Person"), including any affiliates or associates of that person or group, acquired beneficial ownership of securities having 15% or more of the voting power of all our outstanding voting securities. Dancing Bear Investments, Michael S. Egan, Todd V. Krizelman, Stephan J. Paternot or any entities controlled by these persons are not included in the definition of Acquiring Person; and

  . ten business days, or a later date as our board of directors may determine, following the commencement of, or announcement of an intention that remains in effect for five business days to make, a tender offer or exchange offer that would result in any person or group becoming an Acquiring Person.

  We refer to the earlier of these dates as the "Distribution Date." The first date of public announcement that a person or group has become an Acquiring Person is the "Stock Acquisition Date."

  Until the Distribution Date, Rights will be transferred with and only with the shares of our common stock. In addition, until the Distribution Date, or earlier redemption or expiration, of the Rights:

  . new common stock certificates issued upon transfer or new issuance of shares of common stock will contain a notation incorporating the Rights Agreement by reference; and

  . the surrender for transfer of any certificates for shares of common stock outstanding, even without a notation, will also constitute the transfer of the Rights associated with the shares of common stock represented by the certificate.

  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of common stock as of the close of business on the Distribution Date, and to each initial record holder of various shares of common stock issued after the Distribution Date. The separate Right Certificates alone will evidence the Rights.

  The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York, New York time, on the tenth anniversary of the date of issuance, unless earlier redeemed by us as described below.

  If any person becomes an Acquiring Person, except by a Permitted Offer as defined below, each holder of a Right will have, under the terms of the Rights Agreement, the right (the "Flip-In Right") to receive upon exercise the number of shares of common stock, or, in the discretion of our board of directors, the number of one-thousandths of a share of Junior Preferred Stock, or, in some circumstances, our other securities, having a value immediately before the triggering event equal to two times the Purchase Price. Notwithstanding the description above, following the occurrence of the event described above, all Rights that are, or generally were, beneficially owned by any Acquiring Person or any affiliate or associate of an Acquiring Person will be null and void.

  A "Permitted Offer" is a tender or exchange offer for all outstanding shares of common stock which is at a price and on terms determined, before the purchase of shares under the tender or exchange offer, by a majority of Disinterested Directors, as defined below, to be adequate, taking into account all factors that the Disinterested Directors deem relevant, and otherwise in our best interests and our stockholders' best interest, other than the person or any affiliate or associate on whose behalf the offer is being made, taking into account all factors that the Disinterested Directors may deem relevant.

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

  "Disinterested Directors" are our directors who are not our officers and who are not Acquiring Persons or affiliates or associates of Acquiring Persons, or representatives of any of them.

  If, at any time following the Stock Acquisition Date,

  . we are acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of common stock immediately before the consummation of the transaction are not the holders of all of the surviving corporation's voting power; or

  . more than 50% of our assets or earning power is sold or transferred with or to an Interested Stockholder; or

  . if in the transaction all holders of shares of common stock are not offered the same consideration as any other person;

then each holder of a Right, except Rights which previously have been voided as described above, shall afterwards have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not the holder exercises or surrenders the Flip-In Right.

  The Purchase Price payable, and the number of one-thousandths of a share of Junior Preferred Stock or other securities issuable, upon exercise of the Rights may be adjusted from time to time to prevent dilution in the event of any one of the following:

  . a stock dividend on, or a subdivision, combination or reclassification of, the shares of Junior Preferred Stock;

  . the grant to holders of the shares of Junior Preferred Stock of various rights or warrants to subscribe for or purchase shares of Junior Preferred Stock at a price, or securities convertible into shares of Junior Preferred Stock with a conversion price, less than the then current market price of the shares of Junior Preferred Stock; or

  . the distribution to holders of the shares of Junior Preferred Stock of evidences of indebtedness or assets, excluding regular quarterly cash dividends, or of subscription rights or warrants, other than those referred to above.

  The Purchase Price payable, and the number of one-thousandths of a share of Junior Preferred Stock or other securities issuable, upon exercise of the Rights may also be adjusted in the event of a stock split of the shares of common stock, or a stock dividend on the shares of common stock payable in shares of common stock, or subdivisions, consolidations or combinations of the shares of common stock occurring, in any case, before the Distribution Date.

  With some exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional one-thousandths of a share of Junior Preferred Stock will be issued and, instead, an adjustment in cash will be made based on the market price of the shares of Junior Preferred Stock on the last trading day before the date of exercise.

  At any time before the earlier to occur of (1) a person becoming an Acquiring Person or (2) the expiration of the Rights, we may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of our board of directors. Additionally, we may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price at any one of the following times:

  . after the triggering of the Flip-In Right and before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving us in which all holders of shares of our common stock are not offered the same consideration but not involving an Interested Stockholder, as defined in the Rights Agreement;

  . following an event giving rise to, and the expiration of the exercise period for, the Flip-in Right if and for as long as no person beneficially owns securities representing 15% or more of the voting power of our voting securities; and

  . when the Acquiring Person reduces his ownership below 5% in transactions not involving us.

  The redemption of Rights described above shall be effective only as of the time when the Flip-in Right is not exercisable, and in any event, only after 10 business days' prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  The shares of Junior Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and junior to any other series of preferred stock we may issue, unless otherwise provided in the terms of the stock. Each share of Junior Preferred Stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of common stock, but in no event less than $1. In the event of liquidation, the holders of Junior Preferred Stock will receive a minimum preferred liquidation payment equal to the greater of $1 or 1,000 times the payment made per each share of common stock. Each share of Junior Preferred Stock will have 1,000 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Junior Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock. The rights of the Junior Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Junior Preferred Stock will be issuable; however, we may elect to distribute depositary receipts in lieu of fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the Junior Preferred Stock on the last trading date before the date of exercise.

  Until a Right is exercised, the holder will have no rights as our stockholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights was not taxable to our stockholders, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of some subsequent events.

  The Rights have various anti-takeover effects. The Rights will cause substantial dilution to a person or group of persons that attempts to acquire us on terms not approved by our board of directors. The Rights should not interfere with any merger or other business combination approved by our board of directors before the time that a person or group has acquired beneficial ownership of 15% or more of our common stock since the Rights may be redeemed by us at the Redemption Price until that time.

  "Interested Stockholder" means any Acquiring Person or any of their affiliates or associates, or any other person in which an Acquiring Person or their affiliates or associates have in excess of 5% of the total combined economic or voting power, or any person acting in concert or on behalf of any Acquiring Person or their affiliates or associates.

Registration Rights

  Investor Rights Agreement. Under the terms of an Investor Rights Agreement, dated as of August 13, 1997, holders of 25% of all of the common stock converted from our series B, series C, series D and series E preferred stock or purchased upon the exercise of warrants originally exercisable for series E preferred stock, or 50% of the registrable securities issued or issuable in respect of our series B and series C preferred stock, have the right to require us to file a registration statement covering all or part of their shares. Holders of an aggregate of 10,947,470 shares of our common stock, including 4,046,018 shares issuable upon the exercise of warrants, may exercise these registration rights up to four times under the Investor Rights Agreement at our expense, subject the following restrictions:

  . we will not be obligated to register the shares if the holders propose to sell the securities at an aggregate price to the public of less than $5 million;

  . we are not required to effect more than one demand registration on behalf of the holders in any 12 calendar month period;

  . we may defer registration for up to 120 days if our board of directors determines that it would be seriously detrimental to us and our stockholders to register the registrable securities at the requested time;

  . no demand registration statement will be effected within 90 days of the effective date of this offering or any subsequent public offering; and

  . we are not required in most cases to pay the registration expenses for any requested registration that is subsequently withdrawn by the requesting holders.

  Holders of registrable securities have piggyback rights to include their shares in a registration statement filed by us for purposes of a public offering, including this registration statement. An underwriter participating in these offerings may limit the number of shares offered, and the number shall be allocated first to us, then generally to holders of registrable securities under this agreement and other agreements on a pro rata basis. We have the right to terminate or withdraw any registration and will bear the expenses of any registration we withdraw. We are not obligated further after we have effected five registrations for holders of registrable securities.

  Under the Investor Rights Agreement, holders of registrable securities have agreed with us to lock-up periods of up to seven days before and 90 days after the effective date of any registration statement filed in connection with an underwritten public offering. Any right described in this section may be amended and waived by our written consent and the written consent of holders of a majority of the registrable securities. All registration rights under the Investor Rights Agreement terminate on November 12, 2001. Approximately 2.8 million shares of these holders are being sold in connection with this offering.

  Registration Rights Agreement. Under the terms of a Registration Rights Agreement, dated September 1, 1998, with Dancing Bear Investments, various holders of series A preferred Stock and Messrs. Krizelman and Paternot and us, we have granted registration rights similar to the rights granted under the Investor Rights Agreement. Holders of 25% of all of the registrable securities covered by the Registration Rights Agreement, or 50% of the total number of shares of common stock originally issued as series A preferred stock, have the right to require us to file a registration statement covering all or part of their shares. Holders of a majority of these shares also have registration rights for their shares under the Investor Rights Agreement described above. These holders have the right to require us to file up to four registration statements covering their shares, subject to the same restrictions set forth above under the description of the Investor Rights Agreement. Piggyback rights and lock-up periods are substantially the same as under the Investor Rights Agreement. The holders of registrable securities will cease to have registration rights at the time they are sold to the public pursuant to a registration statement or Rule 144 under the Securities Act of 1933. Approximately 700,000 shares of these holders are being sold in connection with this offering.

  Attitude Network and Azazz Registration Rights. We entered into registration rights agreements, as amended, with various Azazz and Attitude Network shareholders granting them registration rights with respect to shares of our common stock issued to them in connection with the acquisitions. Under these agreements, the former Azazz and Attitude Network shareholders have piggyback rights to include the same percentage of their registrable securities in a registration statement filed by us for purposes of a public offering as other shareholders of ours in the aggregate include in the registration statement. The former Azazz shareholders own approximately 353,303 registrable shares of common stock and the former Attitude Network shareholders own approximately 808,732 registrable shares of common stock. These holders are entitled to piggyback rights in this offering and the next two registration statements filed by us that become effective. Additionally, the holders will cease to have registration rights at the time their shares are sold or are eligible to be sold to the public pursuant to a registration statement or Rule 144. Approximately 300,000 shares of these holders are being sold in connection with this offering. None of the holders have any right to include their shares in any over-allotment option in connection with a registration statement. See "Principal and Selling Stockholders."

  We have the right to terminate, withdraw, or delay any registration initiated by us and will bear the expenses of any registration we withdraw.

  Under the agreements, these holders have agreed with us to lock-up periods of up to seven days before and 90 days following the effective date of any registration statement filed in connection with an underwritten public offering of our common stock, including this offering.

Limitation of Director Liability

  Our certificate limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

  . for any transaction from which the director derived an improper personal benefit.

Delaware Law and Various Charter and By-Laws Provisions

  Delaware Law. We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

  A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between the Company and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

  . our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; and

  . the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Special Meetings. Our by-laws provide that special meetings of stockholders for any purpose or purposes can be called only upon the request of our chairman of the board, our president, our board of directors, or the holders of shares entitled to at least a majority of the votes at the meeting.

  Amendment of Our By-Laws. To adopt, repeal, alter or amend the provisions of our by-laws, our by-laws require either the affirmative vote of the holders of at least a majority of the voting power of all of the issued and outstanding shares of our capital stock entitled to vote on the matter or by our board of directors.

  Advance Notice Provisions for Stockholder Nominations and Proposals. Our by-laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of our stockholders.

  These procedures provide that only persons who are nominated by or at the direction of our board of directors, or by a stockholder who has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as one of our directors. Further, these procedures provide that at an annual meeting, the only business that may be conducted is the business that has been specified in the notice of the meeting given by, or at the direction of, our board or by a stockholder who has given timely written notice to our secretary of such stockholder's intention to bring that business before the meeting.

  Under these procedures, notice of stockholder nominations to be made or business to be conducted at an annual meeting must be received by us not less than 60 days nor more than 90 days before the date of the meeting, or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, the 10th day following the earlier of (1) the day notice was mailed or (2) the day public disclosure was made. Under these procedures, notice of a stockholder nomination to be made at a special meeting at which directors are to be elected must be received by us not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

  Under our by-laws, a stockholder's notice nominating a person for election as a director must contain specific information about the proposed nominee and the nominating stockholder. If our chairman determines that a nomination was not made in the manner described in our by-laws, the nomination will be disregarded. Similarly, a stockholder's notice proposing the conduct of business must contain specific information about the business and about the proposing stockholder. If our chairman determines that business was not properly brought before the meeting in the manner described in our by-laws, the business will not be conducted.

  By requiring advance notice of nominations by stockholders, our by-laws afford our board an opportunity to consider the qualifications of the proposed nominee and, to the extent deemed necessary or desirable by our board, to inform stockholders about these qualifications. By requiring advance notice of other proposed business, our by-laws also provide an orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by our board, provides our board with an opportunity to inform stockholders, before meetings, of any business proposed to be conducted at the meetings, together with any recommendations as to our board's position regarding action to be taken with respect to the business, so that stockholders can better decide whether to attend a meeting or to grant a proxy regarding the disposition of any business.

  Although our certificate does not give our board any power to approve or disapprove stockholder nominations of the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of these nominees or proposals might be harmful or beneficial to us and our stockholders.

Written Consent Provisions

  Our by-laws provide that any action required or permitted to be taken by the holders of capital stock at any meeting of our stockholders may be taken without a meeting only by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of our common stock, including shares issuable upon the exercise of stock options, in the public market after the lapse of the restrictions described below, or the perception that these sales may occur, could materially adversely affect the prevailing market prices for our common stock and our ability to raise equity capital in the future. Limited information is currently available and no prediction can be made as to the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time. See "Risk Factors--The sale of shares eligible for future sale in the open market could depress our stock price."

  Upon consummation of the offering, we will have approximately 26,917,412 outstanding shares of our common stock, and 4,149,288 shares of our common stock issuable upon exercise of outstanding options and we have an additional 881,654 shares of common stock reserved for issuance under such plans. See "Management--Executive Compensation." In addition, 4,111,534 shares of our common stock will be issuable upon exercise of outstanding warrants. Of the outstanding shares, the 6,963,334 shares issued in our initial public offering, the 4,000,000 newly issued shares of our common stock issued by us and sold in this offering the 4,000,000 shares of our outstanding common stock sold by selling stockholders in this offering will be immediately eligible for sale in the public market without restriction or further registration under the Securities Act, unless purchased by or issued to any of our "affiliates" under the Securities Act of 1933. Substantially all of the other shares of our common stock outstanding are "restricted securities" as the term is defined under Rule
144. These shares were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than under Rule 144, 144(k) or 701 promulgated under the Securities Act of 1933 or another exemption from registration. All of the restricted securities other than the 2,258,754 shares issued in the Azazz and Attitude Network acquisitions have been held for at least one year.


  In general, under Rule 144 as currently in effect, any of our affiliates or any person, or persons whose shares are aggregated under Rule 144, who has beneficially owned shares of our common stock which are treated as restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed:

  . the greater of 1% of the outstanding shares of our common stock, which would be approximately 269,174 shares based upon the number of shares outstanding after the offering, or

  . the reported average weekly trading volume in the common stock during the four weeks preceding the date on which notice of the sale was filed under Rule 144.

  Sales under Rule 144 must comply with sale restrictions and notice requirements and to the availability of current public information concerning us. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirements, to sell shares of our common stock that are not restricted securities, such as common stock acquired by affiliates in market transactions. Furthermore, if a period of at least two years has elapsed from the date restricted securities were acquired from us or our affiliates, a holder of restricted securities who is not an affiliate at the time of the sale and who has not been an affiliate for at least three months before the sale would be entitled to sell the shares immediately without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

  Holders of substantially all of our outstanding restricted common stock have various demand registration rights with respect to the shares of our common stock, under some circumstances and with some conditions, to require us to register their shares of our common stock under the Securities Act of 1933, and various rights to participate in any future registration of our securities. See "Description of Capital Stock--Registration Rights." The 2,000,000 shares of common stock being offered by the selling stockholders hereunder have been registered pursuant to the registration rights. These rights are limited by the 90-day lock-up arrangement described below. We are not required to effect more than one demand registration on behalf of these holders in any twelve calendar month period. Under the agreements by which the registration rights were granted, holders of registrable securities have agreed to lock-up periods of not more than seven days before and 90 days after the effective date of any registration statement filed in connection with a public underwritten equity offering. We may waive these lock-up restrictions in our sole discretion at any time without notice.

  We have filed registration statements on Form S-8 covering substantially all of the shares issuable under our option plans, which will make those shares freely tradable upon issuance. In the near future, we intend to file an additional registration statement on Form S-8 for the balance of any shares issuable under our option plans which have not yet been registered. This registration statement became effective immediately upon filing and shares covered by this registration statement will be eligible for sale in the public markets, limited by any applicable lock-up agreements and Rule 144 limitations applicable to affiliates.

  In connection with this offering, we, the selling stockholders and all of our directors and various officers will enter into agreements providing that we will not, for a period of 90 days after the date of this prospectus, enter into any of the transactions referred to in the preceding paragraph without the prior written consent of Bear, Stearns & Co. Inc. The foregoing agreements shall not apply to:

  . in our case, the shares of common stock to be sold in this offering;

  . the issuance of any shares of our common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus and referred to in this prospectus;

  . in our case, any shares of our common stock issued or options to purchase our common stock granted under our existing employee benefit plans referred to in this prospectus;

  . the pledge by some of our directors and some of the directors of Dancing
    Bear Investments or our affiliates or affiliates of Dancing Bear Investments of shares of our common stock to a financial institution in connection with a bona fide financing transaction;

  . transfers of shares of our common stock to immediate family members or trusts for the benefit of these family members as long as the transferee enters into a similar lock-up agreement;

  . the transfer of all or part of any warrants held by Dancing Bear
    Investments on the date of this prospectus to any employee of Dancing Bear Investments, any of our employees, Michael S. Egan or a family transferee of Michael S. Egan, as long as each transferee has executed a similar lock-up agreement;

  . the transfer by Dancing Bear Investments to entities under common control with Dancing Bear Investments, as long as each transferee has executed a similar lock-up agreement; and

  . subject to specified limitations, shares of our common stock issued by us in connection with any merger, recapitalization, consolidation or acquisition by us or our subsidiaries; provided that the persons receiving the common stock agree to a similar lock-up.

  Bear Stearns may, however, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements.

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

                    UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

  The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders. A "Non-U.S. Holder" is a person other than:

  . an individual who is a citizen or resident of the U.S.,

  . a corporation, partnership or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision thereof, other than a partnership treated as foreign under U.S. Treasury regulations,

  . an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source, and

  . a trust, in general, if it is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

  An individual may, subject to certain exceptions, be treated as a resident of the U.S. for U.S. federal income tax purposes, instead of a non-resident, by, among other things, being present in the U.S. for at least 31 days in the calendar year and for a total of at least 183 days during a three-year period ending in the current calendar year--counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Such residents are subject to tax as if they were U.S. citizens.

  This discussion does not consider:

  . U.S. state and local or non-U.S. tax consequences,

  . specific facts and circumstances that may be relevant to a particular
   Non-U.S. Holder's tax position, including, if the Non-U.S. Holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level,

  . the tax consequences for the shareholders, partners or beneficiaries of a Non-U.S. Holder,

  . special tax rules that may apply to certain Non-U.S. Holders, including without limitation, banks, insurance companies, dealers in securities and traders in securities, or

  . special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction."

  The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which may change retroactively or prospectively. The following summary is for general information. Each Non-U.S. Holder should consult a tax advisor regarding the U.S. federal tax consequences of holding and disposing of our common stock, as well as any tax consequences under the laws of any U.S. state, local or other U.S. or non-U.S. taxing jurisdiction.

Dividends

  We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Should we pay dividends, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate which an applicable income tax treaty specifies. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

  Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the U.S. (or, if an income tax treaty applies, attributable to a permanent establishment, or, in the case of an individual, a "fixed base" in the U.S., as provided in such treaty) ("U.S. trade or business income") are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but generally are not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payer. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate which an applicable income tax treaty specifies.

  Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of an income tax treaty rate. For dividends paid after 2000:

  . a Non-U.S. Holder of common stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements.

  . in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership, and the partnership will be required to provide certain information, including a U.S. taxpayer identification number.

  . look-through rules will apply to tiered partnerships.

  A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

Disposition of Common Stock

  A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

  . the gain is U.S. trade or business income, in which case the branch profits tax described above may also apply to a corporate Non-U.S. Holder,

  . the Non-U.S. Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements,

  . the Non-U.S. Holder is subject to tax under provisions of U.S. tax law applicable to certain U.S. expatriates, or

  . we are or have been a "U.S. real property holding corporation" for U.S.
   federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

  The tax relating to stock in a "U.S. real property holding corporation" will not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal Estates Taxes

  Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

  We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of the dividends paid to that holder and any tax withheld with respect to those dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting those dividends and withholding may also be made available, under an applicable income tax treaty or agreement, to the tax authorities in the country in which the Non-U.S. Holder resides.

  Under certain circumstances, U.S. Treasury regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to 2001 to an address outside the U.S. For dividends paid after 2000, however, a Non-U.S. Holder of common stock that fails to certify its Non-U.S. Holder status in accordance with applicable U.S. Treasury regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

  The payment of the proceeds of the disposition of common stock by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock by or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. related person." In the case of the payment of proceeds from disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person," information reporting, but currently not backup withholding, on the payment applies unless, in general, the holder certifies its status as a Non-U.S. Holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

  . a "controlled foreign corporation" for U.S. federal income tax purposes,

  . a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or

  . effective after 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business.

Effective after 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" unless certain certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

  Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the required information is furnished to the U.S. Internal Revenue Service.

                                  UNDERWRITING

  The underwriters of the offering named below, for whom Bear, Stearns & Co. Inc., is acting as representative, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, the form of which has been filed as an exhibit to the registration statement on Form S-1 of which this prospectus is a part, to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   Bear, Stearns & Co. Inc............................................
   NationsBanc Montgomery Securities LLC..............................
   Volpe Brown Whelan & Company.......................................
   Wit Capital Corporation............................................
                                                                       ---------
     Total............................................................ 8,000,000
                                                                       =========

  The underwriting agreement provides that the obligations of the several underwriters are subject to approval of certain legal matters by counsel and to various other conditions. We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities. The nature of the underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of common stock if any are purchased.

  If the underwriters sell more than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,200,000 shares to cover such sales from Dancing Bear Investments, an entity controlled by Michael Egan, or at Dancing Bear Investments' option, from us. The underwriters may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in the same proportion as set forth in the table above.

  We, the selling stockholders and all of our directors and various officers have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., which may be waived, we will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of our common stock (or securities convertible into, exercisable for or exchangeable for our common stock) of our company or of any of our subsidiaries.

  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Paid by us
   Per share..................................................  $        $
   Total......................................................  $        $
   Paid by Selling Stockholders
   Per share..................................................  $        $
   Total......................................................  $        $

  Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up
to $    per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers
or dealers at a discount of up to $    per share from the public offering
price. If all the shares are not sold at the offering price, the representative may change the offering price and the other selling terms.

  In connection with the offering, certain persons participating in the offering may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  A prospectus in electronic format is being made available on an Internet web site maintained by Wit Capital. In addition, all dealers purchasing shares from Wit Capital in this offering have agreed to make a prospectus in electronic format available on web sites maintained by each of these dealers. Other than the prospectus in electronic format, the information on such web site and any information contained on any other web site maintained by Wit Capital is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

  Certain persons participating in this offering may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq national market limited by the prices of independent market makers and affecting purchases limited by such prices and in response to order flow. Rule 103 of Regulation M promulgated by the Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid.

  Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

  The representative of the underwriters has advised us that Bear, Stearns & Co. Inc., NationsBanc Montgomery Securities LLC and Volpe Brown Whelan & Company each currently acts as a market maker for our common stock and currently intends to continue to act as a market maker following this offering. Since the average daily trading volume of our common stock exceeds $1 million and our public float exceeds $150 million, the provisions of Regulation M permit such underwriters to continue market making activities during the period of the offering. However, the underwriters are not obligated to do so and may discontinue any market making at any time.

  We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $800,000. We are paying the expenses of the selling stockholders, all applicable stock transfer taxes, fees of counsel for the selling stockholders and commissions, concessions and discounts of brokers, dealers or other agents.

  From time to time, our underwriters have or may provide financial advisory services to us for which they will receive customary fees.

                                 LEGAL MATTERS

  The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Various partners and employees of Fried, Frank, Harris, Shriver & Jacobson have, collectively, approximately 4,000 shares of our common stock. Various legal matters in connection with the offering will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York.

                                    EXPERTS

  Our balance sheets as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the three years in the period ended December 31, 1998 and the balance sheets of factorymall.com, inc. as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997 and the period from April 26, 1996 (inception) to December 31, 1996 have been included in reliance on the reports of KPMG LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

  The consolidated balance sheets of Attitude Network, Ltd. and its subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997 have been included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting. The report of PricewaterhouseCoopers LLP covering the December 31, 1998 and 1997 financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission.

  We have filed a registration statement on Form S-1 with the Commission. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement at the Commission's public reference room in Washington, D.C., and at the Commission's regional offices in Chicago, Illinois and New York, New York. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Commission filings and the registration statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
THEGLOBE.COM, INC. FINANCIAL STATEMENTS

Report of Independent Accountants........................................   F-2

Balance Sheets at December 31, 1997 and 1998 and March 31, 1999
 (unaudited).............................................................   F-3

Statements of Operations for the years ended December 31, 1996, 1997 and
 1998 and for the three months ended March 31, 1998 (unaudited) and 1999
 (unaudited).............................................................   F-4

Statements of Stockholders' Equity for the years ended December 31, 1996,
 1997 and 1998 and for the three months ended March 31, 1999
 (unaudited).............................................................   F-5

Statements of Cash Flows for the years ended December 31, 1996, 1997 and
 1998 and for the three months ended March 31, 1998 (unaudited) and 1999
 (unaudited).............................................................   F-6

Notes to Financial Statements............................................   F-7

THEGLOBE.COM, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
 INFORMATION

Unaudited Pro Forma Condensed Consolidated Financial Information.........  F-23

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31,
 1999....................................................................  F-25

Unaudited Pro Forma Condensed Consolidated Statement of Operations for
 the year ended
 December 31, 1998 and for the three months ended March 31, 1999.........  F-26

Notes to the Unaudited Pro Forma Condensed Consolidated Financial
 Statements as of March 31, 1999 and for the year ended December 31, 1998 and for the three months ended March 31, 1999...........................  F-28

FACTORYMALL.COM, INC. FINANCIAL STATEMENTS

Report of Independent Accountants........................................  F-30

Balance Sheets at December 31, 1998 and 1997.............................  F-31

Statements of Operations for the years ended December 31, 1998 and 1997 and the period from
 April 25, 1996 (inception) to December 31, 1996.........................  F-32

Statements of Stockholders' Equity (Deficit) for the years ended December
 31, 1998 and 1997 and the period from April 25, 1996 (inception) to
 December 31, 1996.......................................................  F-33

Statements of Cash Flows for the years ended December 31, 1998 and 1997 and the period from
 April 25, 1996 (inception) to December 31, 1996.........................  F-34

Notes to Financial Statements............................................  F-35

ATTITUDE NETWORK, LTD. CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants.......................  F-40

Consolidated Balance Sheets at December 31, 1998 and 1997................  F-41

Consolidated Statements of Operations for the years ended December 31,
 1998 and 1997...........................................................  F-42

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1998
 and 1997................................................................  F-43

Consolidated Statements of Cash Flows for the years ended December 31,
 1998 and 1997...........................................................  F-44

Notes to Consolidated Financial Statements...............................  F-45

ATTITUDE NETWORK, LTD. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
 STATEMENTS

Unaudited Condensed Consolidated Balance Sheet at March 31, 1999.........  F-53

Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 1999 and 1998....................................  F-54

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 1999 and 1998....................................  F-55

Notes to Unaudited Condensed Consolidated Financial Statements...........  F-56

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
theglobe.com, inc.:

  We have audited the accompanying balance sheets of theglobe.com, inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. In connection with our audits of the financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of theglobe.com, inc. as of December 31, 1997 and 1998, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                          /s/ KPMG LLP

New York, New York
February 20, 1999
                               theglobe.com, inc.

                                 BALANCE SHEETS

                                             December 31,          March 31,
                                        ------------------------  ------------
                                           1997         1998          1999
                                        -----------  -----------  ------------
                                                                  (unaudited)
                Assets
Current assets:
  Cash and cash equivalents............ $ 5,871,291  $29,250,572  $ 11,241,436
  Short-term investments...............  13,003,173      898,546    11,686,863
  Accounts receivable, less allowance
   for doubtful accounts of $12,000,
   $300,136 and $390,140 in 1997, 1998
   and 1999, respectively..............     254,209    2,004,875     2,319,339
  Prepaids and other current assets....         --       678,831       736,407
                                        -----------  -----------  ------------
    Total current assets...............  19,128,673   32,832,824    25,984,045
Property and equipment, net............     325,842    3,562,559     4,315,793
Goodwill and other intangible assets,
 net ..................................         --           --     21,293,591
Restricted investments.................         --     1,734,495     3,522,987
Other assets...........................       7,657          --            --
                                        -----------  -----------  ------------
    Total assets....................... $19,462,172  $38,129,878  $ 55,116,416
                                        ===========  ===========  ============
 Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable..................... $   396,380  $ 2,614,445  $  2,930,524
  Accrued expenses.....................     325,454      817,463     1,662,174
  Accrued compensation.................   1,148,999      691,279       771,640
  Deferred revenue.....................     113,290      673,616       647,641
  Deferred rent........................         --           --        246,623
  Current installments of obligations
   under capital leases................      27,174    1,026,728     1,125,077
                                        -----------  -----------  ------------
    Total current liabilities..........   2,011,297    5,823,531     7,383,679
Obligations under capital leases,
 excluding current installments........      98,826    2,005,724     1,933,856
Stockholders' equity:
  Preferred Stock, 3,000,000 shares
   authorized:
  Convertible preferred stock, Series A
   through E, $0.001 par value;
   2,900,001 shares authorized;
   2,899,991, -0- and
   -0-, shares issued and outstanding
   at December 31, 1997 and 1998, and
   as of March 31, 1999, respectively;
   aggregate liquidation preference of
   $21,886,110, -0- and
   -0- at December 31, 1997 and 1998,
   and as of March 31, 1999
   respectively........................       2,900          --            --
  Common stock, $0.001 par value;
   100,000,000 shares authorized;
   2,308,542, 20,624,512 and 21,325,554
   shares issued and outstanding at
   December 31, 1997 and 1998 and at
   March 31, 1999, respectively........       2,309       20,625        21,326
  Additional paid-in capital...........  21,864,360   50,904,181    72,663,635
  Deferred compensation................     (76,033)    (128,251)     (111,832)
  Net unrealized loss on securities....     (41,201)     (50,006)      (57,980)
  Accumulated deficit..................  (4,400,286) (20,445,926)  (26,716,268)
                                        -----------  -----------  ------------
    Total stockholders' equity.........  17,352,049   30,300,623    45,798,881
Commitments............................         --           --            --
                                        -----------  -----------  ------------
    Total liabilities and stockholders'
     equity............................ $19,462,172  $38,129,878  $ 55,116,416
                                        ===========  ===========  ============

                See accompanying notes to financial statements.

                               theglobe.com, inc.

                            STATEMENTS OF OPERATIONS

                                                                 Three Months Ended
                              Year Ended December 31,                 March 31,
                         ------------------------------------  ------------------------
                           1996        1997          1998         1998         1999
                         ---------  -----------  ------------  -----------  -----------
                                                                     (unaudited)
Revenues................ $ 229,363  $   770,293  $  5,509,818  $   393,586  $ 3,191,804
Cost of revenues........   116,780      423,706     2,238,871      212,552    1,322,751
                         ---------  -----------  ------------  -----------  -----------
  Gross profit..........   112,583      346,587     3,270,947      181,034    1,869,053
Operating expenses:
  Sales and marketing...   275,947    1,248,349     9,298,683    1,410,500    2,060,517
  Product development...   120,000      153,667     2,632,613       85,532    2,113,806
  General and
   administrative.......   489,073    2,827,591     6,828,134    1,097,608    2,754,031
  Non-recurring charge..       --           --      1,370,250          --           --
  Amortization of
   goodwill and
   intangible assets....       --           --            --           --     1,360,778
                         ---------  -----------  ------------  -----------  -----------
    Loss from
     operations.........  (772,437)  (3,883,020)  (16,858,733)  (2,412,606)  (6,420,079)
                         ---------  -----------  ------------  -----------  -----------
Other income (expense):
  Interest and dividend
   income...............    25,966      334,720     1,083,400      455,179      294,667
  Interest and other
   expense..............    (3,709)         --       (191,389)         --       (99,041)
                         ---------  -----------  ------------  -----------  -----------
    Total other income
     (expense), net.....    22,257      334,720       892,011      455,179      195,626
                         ---------  -----------  ------------  -----------  -----------
    Loss before
     provision for
     income taxes.......  (750,180)  (3,548,300)  (15,966,722)  (1,957,427)  (6,224,453)
                         ---------  -----------  ------------  -----------  -----------
Provision for income
 taxes..................       --        36,100        78,918       16,025       45,889
                         ---------  -----------  ------------  -----------  -----------
    Net loss............ $(750,180) $(3,584,400) $(16,045,640) $(1,973,452) $(6,270,342)
                         =========  ===========  ============  ===========  ===========
Basic and diluted net
 loss per share......... $   (0.33) $     (1.56) $      (3.37) $     (0.38) $     (0.30)
                         =========  ===========  ============  ===========  ===========
Weighted average basic
 and diluted shares
 outstanding............ 2,250,000    2,293,546     4,762,280    5,208,533   21,089,668
                         =========  ===========  ============  ===========  ===========




                See accompanying notes to financial statements.

                               theglobe.com, inc.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                      Convertible
                    preferred stock       Common stock
                   ------------------  ------------------
                                                                                     Other
                                                          Additional                Compre-                     Total
                                                            paid-in      Deferred   hensive   Accumulated   stockholders'
                     Shares    Amount    Shares   Amount    capital    compensation   Loss      deficit        equity
                   ----------  ------  ---------- ------- -----------  ------------ --------  ------------  -------------
Balance as of
 December 31,
 1995............   2,269,820  $2,270   2,250,000 $ 2,250 $   692,903   $     --    $    --   $    (65,706)  $   631,717
Net loss.........         --      --          --      --          --          --         --       (750,180)     (750,180)
                                                                                                             -----------
Comprehensive
 loss............                                                                                               (750,180)
                                                                                                             -----------
Issuance of
 Series B
 convertible
 preferred
 stock...........      47,620      48         --      --       24,937         --         --            --         24,985
Issuance of
 Series C
 convertible
 preferred
 stock...........     442,500     442         --      --      884,528         --         --            --        884,970
Deferred
 compensation....         --      --          --      --       25,053     (25,053)       --            --            --
Amortization of
 deferred
 compensation....         --      --          --      --          --        4,000        --            --          4,000
                   ----------  ------  ---------- ------- -----------   ---------   --------  ------------   -----------
Balance at
 December 31,
 1996............   2,759,940   2,760   2,250,000   2,250   1,627,421     (21,053)       --       (815,886)      795,492
Net loss.........         --      --          --      --          --          --         --     (3,584,400)   (3,584,400)
Net unrealized
 loss on
 securities......         --      --          --      --          --          --     (41,201)          --        (41,201)
                                                                                                             -----------
Comprehensive
 loss............                                                                                             (3,625,601)
                                                                                                             -----------
Issuance of
 Series C
 convertible
 preferred
 stock...........     140,000     140         --      --      279,860         --         --            --        280,000
Exercise of stock
 options.........         --      --       58,542      59       4,448         --         --            --          4,507
Issuance of
 Series D
 convertible
 preferred stock,
 net of expense
 of $130,464.....          51     --          --      --   19,869,536         --         --            --     19,869,536
Deferred
 compensation....         --      --          --      --       83,095     (83,095)       --            --            --
Amortization of
 deferred
 compensation....         --      --          --      --          --       28,115        --            --         28,115
                   ----------  ------  ---------- ------- -----------   ---------   --------  ------------   -----------
Balance at
 December 31,
 1997............   2,899,991   2,900   2,308,542   2,309  21,864,360     (76,033)   (41,201)   (4,400,286)   17,352,049
Net loss.........         --      --          --      --          --          --         --    (16,045,640)  (16,045,640)
Change in net
 unrealized loss
 on securities...         --      --          --      --          --          --      (8,805)          --         (8,805)
                                                                                                             -----------
Comprehensive
 loss............                                                                                            (16,054,445)
                                                                                                             -----------
Deferred
 compensation....         --      --          --      --      118,125    (118,125)       --            --            --
Amortization of
 deferred
 compensation....         --      --          --      --          --       65,907        --            --         65,907
Exercise of stock
 options.........         --      --      398,166     398     254,619         --         --            --        255,017
Conversion of
 preferred stock
 in connection
 with the
 Company's IPO...  (2,899,991) (2,900) 10,947,470  10,947      (8,047)        --         --            --            --
Issuance of
 Common Stock in
 connection for
 services........         --      --        7,000       7      31,493         --         --            --         31,500
Issuance of
 common stock in
 connection with
 the Company's
 IPO, net of
 issuance costs
 of $4,054,658...         --      --    6,963,334   6,964  27,273,381         --         --            --     27,280,345
Transfer of
 warrants from
 significant
 shareholder to
 officers........         --      --          --      --    1,370,250         --         --            --      1,370,250
                   ----------  ------  ---------- ------- -----------   ---------   --------  ------------   -----------
Balance at
 December 31,
 1998............         --   $  --   20,624,512 $20,625 $50,904,181   $(128,251)  $(50,006) $(20,445,926)  $30,300,623
Net loss.........         --      --          --      --          --          --         --     (6,270,342)   (6,270,342)
Change in net
 unrealized loss
 on securities...         --      --          --      --          --          --      (7,974)          --         (7,974)
                                                                                                             -----------
Comprehensive
 loss............         --      --          --      --          --          --         --            --     (6,278,316)
                                                                                                             -----------
Exercise of stock
 options.........         --      --       13,210      13      97,387         --         --            --         97,400
Non cash
 compensation....         --      --          --      --       31,769         --         --            --         31,769
Issuance of
 common stock in
 connection with
 acquisition.....         --      --      687,832     688  21,630,298         --         --            --     21,630,986
Amortization of
 deferred
 compensation....         --      --          --      --          --       16,419        --            --         16,419
                   ----------  ------  ---------- ------- -----------   ---------   --------  ------------   -----------
Balance at March
 31, 1999
 (unaudited).....         --   $  --   21,325,554 $21,326 $72,663,635   $(111,832)  $(57,980) $(26,716,268)  $45,798,881
                   ==========  ======  ========== ======= ===========   =========   ========  ============   ===========

                See accompanying notes to financial statements.

                               theglobe.com, inc.

                            STATEMENTS OF CASH FLOWS

                                                                         Year ended December 31,
                                                                   -------------------------------------
                                                                     1996         1997          1998
                                                                   ---------  ------------  ------------
Cash flows from operating activities:
 Net loss.................................................         $(750,180) $ (3,584,400) $(16,045,640)
   Adjustments to reconcile net loss to net cash used in
    operating activities:
     Depreciation and amortization........................            47,595        60,210       715,410
     Transfer of stock warrants from significant
      shareholder to officers.............................               --            --      1,370,250
     Issuance of common stock for services................               --            --         31,500
     Amortization of deferred compensation................             4,000        28,115        65,907
     Non cash compensation................................               --            --            --
   Changes in operating assets and liabilities, net of
    effect of acquisition:
     Accounts receivable, net.............................           (63,103)     (188,081)   (1,750,666)
     Prepaids and other current assets....................            (2,377)        2,377      (678,831)
     Other assets.........................................               --            --          7,657
     Accounts payable.....................................           120,684       265,902     2,218,065
     Accrued expenses.....................................             9,635       310,220       492,009
     Accrued compensation.................................               --      1,148,999      (457,720)
     Deferred rent........................................               --            --            --
     Deferred revenue.....................................            32,144        81,146       560,326
                                                                   ---------  ------------  ------------
   Net cash used in operating activities..................          (601,602)   (1,875,512)  (13,471,733)
                                                                   ---------  ------------  ------------
Cash flows from investing activities:
 Purchase of securities...................................               --    (13,044,374)          --
 Proceeds from sale of securities.........................               --            --     12,095,822
 Purchases of property and equipment......................          (138,309)     (119,984)     (730,359)
 Cash paid for acquisition of Azazz, net of cash
  acquired................................................               --            --            --
 Payment of security deposits.............................               --            --     (1,734,495)
                                                                   ---------  ------------  ------------
    Net cash (used in) provided by investing activities...          (138,309)  (13,164,358)    9,630,968
                                                                   ---------  ------------  ------------
Cash flows from financing activities:
 Payments under capital lease obligations.................               --            --       (315,316)
 Proceeds from exercise of common stock options...........               --          4,507       255,017
 Net proceeds from issuance of common stock...............               --            --     27,280,345
 Payment of financing costs...............................               --       (130,464)          --
 Proceeds from issuance of convertible preferred Series A,
  B and C stock...........................................           909,955       280,000           --
 Proceeds from issuance of convertible preferred Series D stock..        --     20,000,000           --
                                                                   ---------  ------------  ------------
   Net cash provided by (used in) financing activities....           909,955    20,154,043    27,220,046
                                                                   ---------  ------------  ------------
   Net change in cash and cash equivalents................           170,044     5,114,173    23,379,281
Cash and cash equivalents at beginning of period..........           587,074       757,118     5,871,291
                                                                   ---------  ------------  ------------
Cash and cash equivalents at end of period................         $ 757,118  $  5,871,291  $ 29,250,572
                                                                   =========  ============  ============
Supplemental disclosure of cash flow information:
 Cash paid during the period for:
     Interest.............................................         $   3,709  $        --   $    123,724
                                                                   =========  ============  ============
     Income taxes.........................................         $     --   $        --   $     69,890
                                                                   =========  ============  ============
 Supplemental disclosure of noncash transactions:
     Equipment acquired under capital leases..............         $     --   $    126,000  $  3,221,769
                                                                   =========  ============  ============
                                                                   Three months ended March
                                                                             31,
                                                                   --------------------------
                                                                      1998          1999
                                                                   ------------ -------------
                                                                         (unaudited)
Cash flows from operating activities:
 Net loss.................................................         $(1,973,452) $ (6,270,342)
   Adjustments to reconcile net loss to net cash used in
    operating activities:
     Depreciation and amortization........................             107,671     1,623,321
     Transfer of stock warrants from significant
      shareholder to officers.............................                 --            --
     Issuance of common stock for services................                 --            --
     Amortization of deferred compensation................              11,560        16,419
     Non cash compensation................................                 --         31,769
   Changes in operating assets and liabilities, net of
    effect of acquisition:
     Accounts receivable, net.............................             (70,387)     (314,464)
     Prepaids and other current assets....................             (52,043)      (51,108)
     Other assets.........................................                 --            --
     Accounts payable.....................................             340,007       (23,084)
     Accrued expenses.....................................             (57,497)       59,269
     Accrued compensation.................................          (1,148,999)      (20,573)
     Deferred rent........................................                 --        246,623
     Deferred revenue.....................................             (25,667)      (25,975)
                                                                   ------------ -------------
   Net cash used in operating activities..................          (2,868,807)   (4,728,145)
                                                                   ------------ -------------
Cash flows from investing activities:
 Purchase of securities...................................                 --    (10,796,291)
 Proceeds from sale of securities.........................           2,600,891           --
 Purchases of property and equipment......................            (197,288)     (566,611)
 Cash paid for acquisition of Azazz, net of cash
  acquired................................................                 --          2,511
 Payment of security deposits.............................                 --     (1,785,011)
                                                                   ------------ -------------
    Net cash (used in) provided by investing activities...           2,403,603    13,145,402
                                                                   ------------ -------------
Cash flows from financing activities:
 Payments under capital lease obligations.................             (32,776)     (232,989)
 Proceeds from exercise of common stock options...........                 --         97,400
 Net proceeds from issuance of common stock...............                 --            --
 Payment of financing costs...............................                 --            --
 Proceeds from issuance of convertible preferred Series A,
  B and C stock...........................................                 --            --
 Proceeds from issuance of convertible preferred Series D stock..          --            --
                                                                   ------------ -------------
   Net cash provided by (used in) financing activities....             (32,776)     (135,589)
                                                                   ------------ -------------
   Net change in cash and cash equivalents................            (497,980)  (18,009,136)
Cash and cash equivalents at beginning of period..........           5,871,291    29,250,572
                                                                   ------------ -------------
Cash and cash equivalents at end of period................         $ 5,373,311  $ 11,241,436
                                                                   ============ =============
Supplemental disclosure of cash flow information:
 Cash paid during the period for:
     Interest.............................................         $       --   $     97,710
                                                                   ============ =============
     Income taxes.........................................         $       --   $     31,883
                                                                   ============ =============
 Supplemental disclosure of noncash transactions:
     Equipment acquired under capital leases..............         $   836,642  $    178,864
                                                                   ============ =============

                See accompanying notes to financial statements.

                               theglobe.com, inc.

                         NOTES TO FINANCIAL STATEMENTS

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)

(1) Organization and Summary of Significant Accounting Policies

 (a) Description of Business

  theglobe.com, inc. (the "Company") was incorporated on May 1, 1995 (inception) and commenced operations on that date. theglobe.com is an online network with members and users in the United States and abroad. theglobe.com's users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. The Company's primary revenue source is the sale of advertising, with additional revenues generated through electronic commerce arrangements, development fees and the sale of membership service fees for enhanced services.

  The Company's business is characterized by rapid technological change, new product development and evolving industry standards. Inherent in the Company's business are various risks and uncertainties, including its limited operating history, unproven business model and the limited history of commerce on the Internet. The Company's success may depend in part upon the emergence of the Internet as a communications medium, prospective product development efforts and the acceptance of the Company's solutions by the marketplace.

 (b) Initial Public Offerings

  On November 13, 1998, the Company completed an initial public offering and concurrent offering directly to certain investors in which it sold 6,963,334 shares of Common Stock, including 763,334 shares in connection with the exercise of the underwriters' over-allotment option, at $4.50 per share. Upon the closing of the offerings, all of the Company's preferred stock, par value $0.001 per share (the "Preferred Stock") automatically converted into an aggregate of 10,947,470 shares of Common Stock. Net proceeds from the offerings, after underwriting and placement agent fees of $2.0 million and offering costs of $2.0 million were $27.3 million.

 (c) Unaudited Interim Consolidated Financial Information

  The interim consolidated financial statements of the Company for the three months ended March 31, 1998 and 1999, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.

  In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 1998 and 1999, and the results of its operations and its cash flows for the three months ended March 31, 1998 and 1999.

  The Company's financial statements as of and for the three months ended March 31, 1999 include the accounts of the Company and its wholly-owned subsidiary from the date of acquisition (February 1, 1999 for Azazz--See Note 10). All significant intercompany transactions and balances have been eliminated in consolidation.

 (d) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and
                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)

liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 (e) Goodwill and Other Purchased Intangibles

  Goodwill and other purchased intangibles is stated net of accumulated amortization of $1,360,778 at March 31, 1999. Goodwill and all other purchased intangibles are being amortized on a straight-line basis over their expected period of benefit, ranging from two to three years (three years for goodwill).

 (f) Cash and Cash Equivalents

  The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents. Cash equivalents at December 31, 1997 and 1998 were approximately $3,997,000 and $2,955,044, respectively, and $2,940,059 as of March 31, 1999, which consisted of corporate bonds and mutual funds.

 (g) Short-term Investments

  Short-term investments are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. These investments are corporate bonds, commercial paper and corporate bond funds which are stated at their estimated fair value based upon publicly available market quotes. Unrealized gains and losses are computed on the basis of specific identification and are included in stockholders' equity. Realized gains, realized losses and declines in value, judged to be other-than-temporary, are included in other income. There were no material gross realized gains or losses from sales of securities in the periods presented. The costs of securities sold are based on the specific-identification method and interest earned is included in interest income. As of December 31, 1997, the Company had gross unrealized losses of $41,678 and gross unrealized gains of $477 from its short-term investments. As of December 31, 1998, the Company had gross unrealized losses of $50,006 from its short-term investments. As of March 31, 1999, the Company had gross unrealized losses of $59,939 and gross unrealized gains of $1,959 from its short-term investments.

 (h) Property and Equipment

  Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

 (i) Restricted Investments

  Restricted investments included security deposits held in certificates of deposit and other interest bearing accounts as collateral for certain capital lease equipment and office space leases.

 (j) Impairment of Long-Lived Assets

  The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be
                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)

generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recorded.

 (k) Income Taxes

  The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

 (l) Revenue Recognition

  The Company's revenues are derived principally from the sale of banner advertisements under short-term contracts. To date, the duration of the Company's advertising commitments has generally averaged from one to three months. Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of the Company's online properties.

  The Company also derived other revenues from its membership service fees, electronic commerce revenue shares and sponsorship placements within the Company's site. Membership service fees are deferred and recognized ratably over the term of the subscription period. Revenues from the Company's share of proceeds from its electronic commerce partner's sales are recognized upon notification from its partners of sales attributable to the Company's site. The Company also earns additional revenue on sponsorship contracts for fees relating to the design, coordination, and integration of the customer's content and links. These development fees are recognized as revenue once the related activities have been performed. Other revenues accounted for 5%, 23%, 11%, 16% and 17% of revenues for the years ended December 31, 1996, 1997, 1998 and for the three months ended March 31, 1998 and 1999, respectively.

  The Company trades advertisements on its web properties in exchange for advertisements on the Internet sites of other companies. Barter revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as income when advertisements are delivered on the Company's web properties. Barter expense is recognized when the Company's advertisements are run on other companies' web sites, which is typically in the same period when the barter revenue is recognized. Barter revenues and expenses were approximately $-0- for the year ended December 31, 1996, $166,500 for 1997, $103,000 for 1998, and $14,506 and $126,401 for the
three months ended March 31, 1998 and 1999, respectively.

 (m) Product Development

  Product development expenses include professional fees, staff costs and related expenses associated with the development, testing and upgrades to the Company's web site as well as expenses related to its editorial content and community management and support. Product development costs and enhancements to existing
                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)

products are charged to operations as incurred. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

 (n) Advertising

  Advertising costs are expensed as incurred. Advertising costs totaling $202,986 million for the year ended December 31, 1996, $1,057,606 for 1997, $7.3 million for 1998 and $1,079,204 and $679,366 for the three months ended March 31, 1998 and 1999, respectively, are included in sales and marketing expenses in the Company's statements of operations.

 (o) Stock-Based Compensation

  The Company has adopted Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principle Board ("APB") Opinion No. 25 and provide pro forma net earnings disclosures for employee stock option grants if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

 (p) Net Loss Per Common Share

  The Company adopted SFAS No. 128, "Computation of Earnings Per Share," during the year ended December 31, 1997. In accordance with SFAS No. 128 and the SEC Staff Accounting Bulletin No. 98, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon the conversion of the Convertible Preferred Stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the Treasury Stock method); common equivalent shares are excluded from the calculation if their effect is anti-dilutive. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of an IPO, are required to be included in the calculation of basic and diluted net loss per share, as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

  Diluted loss per share has not been presented separately, as the outstanding stock options, warrants and contingent stock purchase warrants are anti-dilutive for each of the periods presented.

  Diluted net loss per common share for the year ended December 31, 1996, 1997, 1998 and for the three months ended March 31, 1998 and 1999 does not include the effects of options to purchase 684,098, 1,443,958, 2,830,242, 1,493,810 and
3,935,662 shares of common stock, respectively; -0-, 3,522,732, 4,046,018
3,522,732 and 4,064,828 common stock warrants, respectively; and 2,759,940, 9,906,654, -0-, 9,906,654 and -0- shares of convertible preferred stock on an "as if" converted basis, respectively.

 (q) Fair Value of Financial Instruments

  The carrying amount of certain of the Company's financial instruments, including cash, short-term investment, accounts receivable, accounts payable and accrued expenses, approximate fair value because of their short maturities. The carrying amount of the Company's capital lease obligations approximate the fair value of such instruments based upon the implicit interest rate of the leases.

                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)

 (r) Recent Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. We adopted SFAS 130 as of December 31, 1997 and have presented comprehensive income for all periods presented in the Statement of Shareholders' Equity.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of and Enterprise and Related Information." SFAS No. 131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires statement of earlier periods presented. The Company has determined that it does not have any separately reporting business segments.

  In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Corporate Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. We adopted SOP 98-1 effective for the year ended December 31, 1998. The adoption of SOP 98-1 is not expected to have a material impact on our financial statements.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement does not apply to the Company as the Company currently does not have any derivative instruments or hedging activities.

 (s) Stock Split

  In May 1996, the Company authorized and implemented a ten-for-one common stock split. In August 1997, the Company authorized and implemented an additional ten-for-one preferred stock split. In September 1998, the Company authorized a one-for-two reverse stock split of all common and preferred stock. All share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of the stock splits and the reverse stock split. See Note 10 regarding an additional two-for-one stock split that will be effective once the split occurs on May 14, 1999.

(2) Concentration of Credit Risk

  Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable. The Company invests its cash and cash equivalents among a diverse group of issuers and instruments. The Company performs periodic evaluations of these investments. From time to time, the Company's cash balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

  The Company's customers are concentrated in the United States. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral and establishes an
                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)

allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information; to date, such losses have been within management's expectations.

  For the year ended December 31, 1996, one customer accounted for approximately 71% of total revenues generated by the Company and 90% of accounts receivable at December 31, 1996.

  For the year ended December 31, 1998, there were no customers that accounted for over 10% of revenues generated by the Company, or of accounts receivable at December 31, 1998.

  For the year ended December 31, 1997, there were no customers that accounted for over 10% of revenues generated by the Company or of accounts receivable at December 31, 1997.

  For the three months ended March 31, 1998 and 1999, there were no customers that accounted for over 10% of revenues generated by the Company, or of accounts receivable at March 31, 1998 and 1999.

(3) Property and Equipment

  Property and equipment consist of the following:

                                          December 31, December 31,  March 31,
                                              1997         1998        1999
                                          ------------ ------------ -----------
                                                                    (unaudited)
Computer equipment, including assets
 under capital leases of $126,000,
 $3,305,598, and $3,573,331
 respectively............................  $ 421,164   $ 4,298,702  $ 5,298,835
Furniture and fixtures, including assets
 under capital leases of $-0-, $42,171,
 and $42,171 respectively................     14,230        88,819      183,027
                                           ---------   -----------  -----------
                                             435,394     4,387,521    5,481,862
Less accumulated depreciation and
 amortization, including amounts related
 to assets under capital leases of $-0-,
 $460,988, and $611,823 respectively.....    109,552       824,962    1,166,069
                                           ---------   -----------  -----------
  Total..................................  $ 325,842   $ 3,562,559  $ 4,313,793
                                           =========   ===========  ===========

(4) Income Taxes

  Income taxes for the year ended December 31, 1997 and 1998 are based solely on state and local taxes on business and investment capital. The Company did not incur any income taxes for the year ended December 31, 1996.

  The difference between the provision for income taxes computed at the statutory rate and the reported amount of tax expense (benefit) attributable to income before income taxes for the years ended December 31, 1996, 1997 and 1998 are as follows:

                                             1996        1997         1998
                                           ---------  -----------  -----------
Tax benefit at statutory rates............ $(257,781) $(1,218,695) $(5,588,353)
Increase (reduction) in income taxes
 resulting from:
  State and local income taxes, net of
   Federal income tax benefit.............   (45,131)    (458,817)  (1,665,150)
  Meals and entertainment.................       268        3,266       13,521
  Other, net..............................       --           --       (44,324)
  Valuation allowance adjustment..........   302,644    1,710,346    7,363,224
                                           ---------  -----------  -----------
                                           $     --   $    36,100  $    78,918
                                           =========  ===========  ===========

                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1998 are presented below.

                                                           1997        1998
                                                        ----------  -----------
Deferred tax assets:
  Net operating loss carryforwards..................... $2,018,635  $13,411,724
  Allowance for doubtful accounts......................      5,520      138,063
  Depreciation.........................................        --       (27,600)
  Issuance of warrants.................................        --       630,315
  Deferred compensation................................     14,773       45,090
  Other................................................        --        96,600
                                                        ----------  -----------
    Total gross deferred tax assets....................  2,038,928   14,294,192
Less valuation allowance............................... (2,038,928) (14,294,192)
                                                        ----------  -----------
    Net deferred tax assets............................ $      --   $       --
                                                        ==========  ===========

  Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance for deferred tax assets as of December 31, 1997 was $2,038,928 and as of December 31, 1998 was $14,294,192. The net change in the total valuation allowance for the year ended December 31, 1997 was $1,710,346 and $12,255,264 for 1998. In
assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Of the total valuation allowance of $14,294,192, subsequently recognized tax benefits, if any, in the amount of $4,892,040 will be applied directly to contributed capital.

  At December 31, 1998, the Company had net operating loss carryforwards available for federal and state income tax purposes of $29.2 million. These carryforwards expire through 2018 for federal purposes and state purposes.

  Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the utilization of net operating loss carryforwards may be limited under the change in stock ownership rules of the Code. As a result of ownership changes which occurred in August 1997, the Company's operating tax loss carryforwards and tax credit carryforwards are subject to these limitations.

(5) Capitalization

 Authorized Shares

  In July 1998, the Company amended and restated its certificate of incorporation. As a result, the total number of shares which the Company is authorized to issue is 103,000,000 shares: 100,000,000 of these shares are Common Stock, each having a par value of $0.001; and 3,000,000 shares are Preferred Stock, each having a par value of $0.001.

 Common Stock

  The Company issued 58,542, 398,166 and 13,210 shares of Common Stock in connection with the exercise of certain stock options during the years ended December 31, 1997 and 1998 and for the three months ended
                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)

March 31, 1999, respectively. In November 1998, the Company issued 6,963,334 shares of Common Stock in connection with its initial public offering and concurrent offering. Upon consummation of the offerings, all of the Company's outstanding Preferred Stock was converted into 10,947,470 shares of Common Stock.

 Convertible Preferred Stock

  As of December 31, 1997, the Company had five series of Convertible Preferred Stock (collectively "Preferred Stock") authorized and of which only four of the series were outstanding. The holders of the various series of Preferred Stock generally have the same rights and privileges. Each class of the Company's Preferred Stock is convertible into Common Stock, as defined below, and has rights and preferences which are generally more senior to the Company's Common Stock and are more fully described in the Company's amended and restated certificate of incorporation.

  In 1996, the Company completed a private placement of 442,500 shares of Series C Preferred Stock at $2.00 per share for an aggregate price of approximately $885,000, paid in cash.

  In April 1997, the Company amended the Series C Preferred Stock agreement in order to extend the above private placement of Series C Preferred Stock to April 15, 1997. In connection with this private placement, the Company issued an additional 140,000 shares of Series C Preferred Stock at $2.00 per share for an aggregate price of $280,000 in 1997.

  In August 1997, the Company authorized and issued 51 shares of Series D Preferred Stock for an aggregate cash amount of $20,000,000 in connection with the investment by Dancing Bear Investments, Inc., an entity controlled by the Chairman, which holds a majority interest in the Company. These shares constituted 51% of the fully diluted capital stock of the Company at the time of exercise, as defined. In addition to the Series D Preferred Stock, Dancing Bear Investments, Inc. also received warrants which provided the right to purchase up to 5 shares of Series E Preferred Stock representing 10% of the fully diluted capital stock of the Company at the time of exercise for an aggregate purchase price of $5,882,353, if exercised in total. In connection with the Dancing Bear investment, two officers and shareholders of the Company received $500,000 each as signing bonuses in connection with their employment agreements. Such amounts were accrued for at that time and were subsequently paid in the first quarter of 1998.

  The conversion rate of the Series A, B and C Preferred Stock, as defined in the original private placement agreements was the quotient obtained by dividing the applicable series' original issue price by the applicable series' conversion price. The original issue price and conversion price was $0.10 per share for Series A, $0.525 per share for Series B and $2 per share for Series C, as determined by negotiations among the parties. Each share of Series D and E Preferred Stock was convertible into an amount of common representing 1% of the fully diluted capital stock, as defined in the original private placement agreement. Such conversion features were determined by negotiations among the parties.

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, as defined, on a pari passu basis, an amount equal to $0.10 per share for Series A, $0.525 per share for Series B, $4 per share for Series C, $392,156.86 per share for Series D and $588,235.30 per share for Series E, would be paid out of the assets of the Company available for distribution before any such payments would be made on any shares of the Company's common shares or any other capital stock of the Company other than the Preferred Stock, plus any declared but unpaid dividends.

  Upon consummation of the offerings, all of the Company's outstanding Preferred Stock was converted into 10,947,470 shares of Common Stock.

                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)


  The following table summarizes the Convertible Preferred Stock authorized, issued and outstanding and liquidation preferences:

                                      Preferred Shares                  Equivalent Shares of
                                   Issued and Outstanding                   Common Stock
                            ------------------------------------- --------------------------------
                                                                      December 31,
                              Shares                   March 31,  --------------------  March 31,  -----------
                            Authorized   1997    1998    1999        1997      1998       1999
                            ---------- --------- ---- ----------- ---------- --------- -----------
                                                      (Unaudited)                      (Unaudited)
   Series A................ 1,165,990  1,165,990 --        --      1,165,990       --         --
   Series B................ 1,151,450  1,151,450 --        --      1,151,450       --         --
   Series C................   582,500    582,500 --        --        582,500       --         --
   Series D................        51         51 --        --      7,006,714       --         --
   Series E................        10        --  --        --      3,522,732 4,046,018  4,046,018
                            ---------  --------- ---      ---     ---------- ---------  ---------
                            2,900,001  2,899,991 --        --     13,429,386 4,046,018  4,046,018
                            =========  ========= ===      ===     ========== =========  =========

                                                       Liquidation  Preference
                                                     ---------------------------
                                       Liquidation    December 31,
                                      Preference Per ---------------  March 31,
                                          Share         1997    1998    1999
                                      -------------- ---------- ---- -----------
                                                                     (Unaudited)
   Series A..........................  $      0.10      116,599 --        --
   Series B..........................  $     0.525      604,511 --        --
   Series C..........................  $      2.00    1,165,000 --        --
   Series D..........................  $392,156.86   20,000,000 --        --
   Series E..........................  $588,235.30          --  --        --
                                                     ---------- ---      ---
                                                     21,886,110 --        --
                                                     ========== ===      ===

  The number of common shares that the outstanding Series E Warrants are convertible into upon exercise became fixed as a result of the consummation of the offerings at 4,046,018 shares. These warrants are immediately exercisable at approximately $1.45 per share.

(6) Non-Recurring Charge

  The Company recorded a non-cash, non-recurring charge of $1,370,250 to earnings in the third quarter of 1998 in connection with the transfer of Series E Warrants to acquire 450,000 shares of Common Stock by Dancing Bear Investments, Inc. (the Company's principal shareholder at the date of transfer) to certain officers of the Company, at an exercise price of approximately $1.45 per share. The Company accounted for such transaction as if it were a compensatory plan adopted by the Company. Accordingly, such amount was recorded as a non-cash, non-recurring compensation expense in the Company's statement of operation for services provided by such officers to the Company with an offsetting increase to additional paid-in capital. The amount of such non-cash charge was based on the difference between the fair market value at the time of the transfer ($4.50 per share) and the exercise price per warrant of approximately $1.45 per share.

(7) Stock Option Plan

  During 1995, the Company established the 1995 Stock Option Plan, which was amended (the "Amended Plan") by the Board of Directors in December 1996. Under the Amended Plan, the Board of Directors may issue incentive stock options or nonqualified stock options to purchase up to 1,332,000 common shares. Incentive stock options must be granted at the fair market value of the Company's Common Stock at the date the option is issued.

                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)


  Nonqualified stock options may be granted to officers, directors, other employees, consultants and advisors of the Company. The option price for nonqualified stock options shall be at least 85% of the fair market value of the Company's Common Stock. The granted options under the amended plan shall be for periods not to exceed ten years. Incentive options granted to stockholders who own greater than 10% of the total combined voting power of all classes of stock of the Company must be issued at 110% of the fair market value of the stock on the date the options are granted.

  In connection with the Dancing Bear Investments investment, the Company reserved an additional 250,000 shares of its common stock for issuance upon the exercise of options to be granted in the future under the Amended Plan.

  In July 1998, the Company's 1998 Stock Option Plan (the "1998 Plan") was adopted by the Board of Directors and approved by the stockholders of the Company. The 1998 Plan authorized the issuance of 2,400,000 shares of Common Stock, subject to adjustment as provided in the 1998 Plan. The 1998 Plan provides for the grant of "incentive stock options" intended to qualify under
Section 422 of the Code and stock options which do not so qualify. The granting of incentive stock options is subject to limitation as set forth in the 1998 Plan. Directors, officers, employees and consultants of the Company and its subsidiaries are eligible to receive grants under the 1998 Plan.

  The per share weighted-average fair value of stock options granted during 1996, 1997 and 1998 was $0.08, $0.16 and $4.02, respectively, on the date of grant using the option-pricing method with the following weighted-average assumptions: 1996--risk-free interest rate 6.18%, and an expected life of two years; 1997--risk-free interest rate 6.00%, and an expected life of three years; 1998--risk-free interest rate 5.00%, and an expected life of four years, and a volatility of 150%. As permitted under the provisions of SFAS No. 123, and based on the historical lack of a public market for the Company's units, no factor for volatility has been reflected in the option pricing calculation for 1996 and 1997.

  The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, compensation cost of $4,000, $28,115 and $65,887 has been recognized for its stock options granted below fair market value in 1996, 1997 and 1998, respectively, in the accompanying financial statements.

                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)


  Stock option activity during the periods indicated is as follows:

                                                                     Weighted
                                                        Options      average
                                                        granted   exercise price
                                                       ---------  --------------
Outstanding at December 31, 1995......................   350,000      $0.01
Granted...............................................   334,098      $0.06
Exercised.............................................       --
Canceled..............................................       --
                                                       ---------
Outstanding at December 31, 1996......................   684,098      $0.03
Granted...............................................   823,402      $0.37
Exercised.............................................   (58,542)     $0.08
Canceled..............................................    (5,000)     $0.41
                                                       ---------
Outstanding at December 31, 1997...................... 1,443,958      $0.22
Granted............................................... 1,835,100      $4.51
Exercised.............................................  (405,166)     $0.63
Canceled..............................................   (43,650)     $0.39
                                                       ---------
Outstanding at December 31, 1998...................... 2,830,242      $2.93
                                                       ---------
Vested at December 31, 1997...........................   795,966
                                                       =========
Vested at December 31, 1998...........................   694,346
                                                       =========
Options available at December 31, 1997................    79,502
                                                       =========
Options available at December 31, 1998................   688,050
                                                       =========

  The following table summarizes information about stock options outstanding at December 31, 1998:

                                      Options Outstanding                  Options Exercisable
                         --------------------------------------------- ----------------------------
                                         Weighted
                                         Average          Weighted                     Weighted
        Range of           Number       Remaining     Average Exercise   Number    Average Exercise
     Exercise Price      Outstanding Contractual Life      Price       Outstanding      Price
     --------------      ----------- ---------------- ---------------- ----------- ----------------
$0.01-$0.0525...........    272,862        6.9 years       $ 0.02        240,972        $0.02
$0.20-$0.35.............    655,680        8.4             $ 0.33        326,274        $0.33
$0.41-$1.39.............    219,100        9.0             $ 0.83         52,100        $0.41
$2.30-$4.50.............  1,638,100        9.6             $ 4.40         75,000        $4.50
$13.72-$20.22...........     44,500        9.9             $15.11            --         $0.00
                          ---------                                      -------
                          2,830,242                                      694,346
                          =========                                      =======

  At December 31, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $0.01-20.22 and 9.03 years, respectively.

  During the three month period ended March 31, 1999, the Company granted 1,036,596 options with a weighted average exercise price of $21.17 per share and a weighted average remaining contractual life of 9.8 years. The range of exercise prices was $15.75--$26.44.

                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)


  The Company applies APB No. 25 in accounting for its stock options granted to employees and, accordingly, no compensation expense has been recognized in the financial statements (except for those options issued with exercise prices less than fair market value at date of grant). Had the Company determined compensation expense based on the fair value at the grant date for its stock options issued to employees under SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below:

                                              1996       1997        1998
                                            --------  ----------  -----------
   Net loss--as reported................... $750,180  $3,584,400  $16,045,640
                                            ========  ==========  ===========
   Net loss--pro forma..................... $756,135  $3,621,373  $21,289,917
                                            ========  ==========  ===========
   Basic net loss per common share--as
    reported............................... $  (0.33) $    (1.56) $     (3.37)
                                            ========  ==========  ===========
   Basic net loss per common share--pro
    forma.................................. $  (0.34) $    (1.58) $     (4.47)
                                            ========  ==========  ===========

(8) Commitments

 (a) Office Leases

  The Company leases several facilities under noncancelable leases for varying periods through 2014.

  Rent expense for the operating leases was $26,181, $81,157 and $424,494 for the years ended December 31, 1996, 1997 and 1998, respectively.

  Future minimum payments under the various office operating leases are as follows:

   Year ended December 31,                                            Amount
   -----------------------                                          -----------
   1999............................................................ $ 1,642,791
   2000............................................................   1,645,080
   2001............................................................   1,548,246
   2002............................................................   1,361,579
   2003............................................................   1,361,579
   Thereafter......................................................  16,068,980
                                                                    -----------
   Total minimum lease payments.................................... $23,628,255
                                                                    ===========

                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)


 (b) Equipment Leases

  The Company's lease obligations are collateralized by CDs and interest bearing accounts at December 31, 1998. Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease obligations as of December 31, 1998 are:

                                                           Capital   Operating
   Year ending December 31,                                 Leases    Leases
   ------------------------                               ---------- ---------
   1999.................................................. $1,353,905  $25,158
   2000..................................................  1,316,604   13,073
   2001..................................................    936,191    9,060
   2002..................................................     19,992    7,567
   2003..................................................      1,666      --
                                                          ----------  -------
   Total minimum lease payments.......................... $3,628,358  $54,858
                                                          ==========  =======
   Less amount representing interest (at rates ranging
    from 11% to 16.8%)...................................    595,906
                                                          ----------
   Present value of minimum capital lease payments.......  3,032,452
                                                          ----------
   Less current installments of obligation under capital
    leases...............................................  1,026,728
                                                          ----------
   Obligations under capital leases, excluding current
    installments......................................... $2,005,724
                                                          ==========

 (c) Employment Agreements

  The Company maintains employment agreements expiring in 2001 and 2002, with four executive officers of the Company. The employment agreements provide for minimum salary levels, incentive compensation and severance benefits, among other items.

(9) Related Party Transactions

  Certain officers and directors of the Company also serve as officers and directors of Dancing Bear Investments, Inc.

  The Company has entered into an electronic commerce contract with Republic Industries, Inc. ("Republic"), an entity affiliated with a Director of the Company, pursuant to which the Company has granted a right of first negotiation with respect to the exclusive right to engage in or conduct an automotive "clubsite" on theglobe.com web site through AutoNation, a subsidiary of Republic. Additionally, Republic has agreed to purchase advertising from the Company for a three-year period at a price which will be adjusted to match any more favorable advertising price quoted to a third party by the Company, excluding certain short-term advertising rates. In addition, the Company has entered into an electronic commerce arrangement with InteleTravel, an entity controlled by the Chairman of the Company, whereby the Company developed a web community for InteleTravel in order for its travel agents to conduct business through theglobe.com in exchange for access to InteleTravel customers for distribution of the Company's products and services. The Company believes that the terms of the foregoing arrangements are on comparable terms as if they were entered into with unaffiliated third parties. As of December 31, 1998, the Company received $83,300 and $265,000 from Republic and InteleTravel, respectively, in connection with these arrangements.

Stockholders' Agreement

  The Chairman, the Co-Chief Executive Officers, a Vice President and a Director of the Company and Dancing Bear Investments, Inc. (an entity controlled by the Chairman) entered into a Stockholders' Agreement
                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)

(the "Stockholders' Agreement") pursuant to which the Chairman and Dancing Bear Investments, Inc. or certain entities controlled by the Chairman and certain permitted transferees (the "Chairman Group") will agree to vote for certain nominees of the Co-Chief Executive Officers or certain entities controlled by the Co-Chief Executive Officers and certain permitted transferees (the "Co-Chief Executive Officer Groups") to the Board of Directors and the Co-Chief Executive Officer Groups will agree to vote for the Chairman Group's nominees to the Board, who will represent up to five members of the Board. Additionally, pursuant to the terms of the Stockholders' Agreement, the Co-Chief Executive Officers, a Vice President and a Director have granted an irrevocable proxy to Dancing Bear Investments, Inc. with respect to any shares that may be acquired by them pursuant to the exercise of outstanding Warrants transferred to each of them by Dancing Bear Investments, Inc. Such shares will be voted by Dancing Bear Investments, Inc., which is controlled by the Chairman, and will be subject to a right of first refusal in favor of Dancing Bear Investments, Inc. upon certain private transfers. The Stockholders' Agreement also provides that if the Chairman Group sells shares of Common Stock and Warrants representing 25% or more of the Company's outstanding Common Stock (including the Warrants) in any private sale after the Offerings, the Co-Chief Executive Officer Groups, a Vice President and a Director of the Company will be required to sell up to the same percentage of their shares as the Chairman Group sells. If either the Chairman Group sells shares of Common Stock or Warrants representing 25% or more of the Company's outstanding Common Stock (including the Warrants) or the Co-Chief Executive Officer Groups sell shares or Warrants representing 7% or more of the shares and Warrants of the Company in any private sale after the Offerings, each other party to the Stockholders' Agreement, including entities controlled by them and their permitted transferees, may, at their option, sell up to the same percentage of their shares.

(10) Subsequent Events (Unaudited)

  (a) Acquisitions

  factorymall.com, inc.

  On February 1, 1999, theglobe.com formed Nirvana Acquisition Corp. ("Merger Sub"), a Washington corporation and a wholly-owned subsidiary of theglobe.com. Merger Sub was merged with and into factorymall.com, inc., a Washington corporation d/b/a Azazz ("factorymall"), with factorymall as the surviving corporation. The merger was effected pursuant to the Agreement and Plan of Merger, dated February 1, 1999, by and among theglobe.com, Merger Sub, and factorymall and certain shareholders thereof. As a result of the Merger, factorymall became a wholly-owned subsidiary of theglobe.com. factorymall operates Azazz, a leading interactive department store.

  The consideration payable by theglobe.com in connection with the merger consists of 614,000 newly issued shares of common stock, par value $0.001, of theglobe.com. In addition, options to purchase shares of factorymall's common stock, without par value, were exchanged for options to purchase approximately 82,034 shares of theglobe.com Common Stock. Warrants to purchase shares of factorymall Common Stock were exchanged for warrants to purchase approximately 18,810 shares of theglobe.com Common Stock. theglobe.com also assumed certain bonus obligations of factorymall triggered in connection with the Merger which will result in the issuance by theglobe.com of approximately 73,728 shares of theglobe.com Common Stock and payment by theglobe.com of approximately $451,232 in cash. The Company also incurred expenses of approximately $694,300 related to the Merger.

                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)

  The total purchase price for this transaction was approximately $22.8 million. The difference between the fair market value of factorymall's net tangible assets and the purchase price will be accounted for as goodwill and other purchased intangible assets and will be amortized over the expected period of benefit ranging from two to three years (three years for goodwill).

      Acquired        Effective       Acquisition   Net Tangible   Intangibles/
       Company           Date            Costs         Assets        Goodwill
     -----------   ----------------   -----------   ------------   ------------
     factorymall   February 1, 1999    $694,300       $126,000     $22,650,000

  The following unaudited pro forma consolidated amounts give effect to the acquisition as if it had occurred on January 1, 1998, by consolidating the results of operations of factorymall with the results of the Company for the three months ended March 31, 1999 and 1998.

                                                       Three Months Three Months
                                                          Ended        Ended
                                                        March 31,    March 31,
                                                           1999         1998
                                                       ------------ ------------
Total revenues........................................   3,200,160      428,429
Net loss..............................................  (8,066,303)  (4,198,204)
Net loss per share--basic and diluted.................      $(0.38)      $(0.71)
Weighted average shares used in basic and diluted
 net loss per share calculation (1)...................  21,318,945    5,896,365

  The unaudited pro forma consolidated statements of operations are not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of the beginning of the periods presented and should not be construed as being representative of future operating results.

(1) The Company computes net loss per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share." Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. The weighted average common shares used to compute pro forma basic net loss per share includes the actual weighted average common shares outstanding for the historical three months ended March 31, 1999 and 1998, respectively, plus the common shares issued in connection with the acquisition of factorymall from January 1, 1998. The common stock issued in connection with the acquisition of factorymall was 687,832 shares, which was adjusted for the weighted average period such shares were considered to be outstanding during 1999. In addition, diluted net loss per share is equal to basic net loss per share as common stock issuable upon exercise of employee stock options and upon exercise of outstanding warrants are not included because they are antidilutive. In future periods, the weighted average shares used to compute diluted earnings per share will include the incremental shares of common stock relating to outstanding options and warrants to the extent such incremental shares are dilutive.

  Attitude Network, Ltd.

  On April 5, 1999, theglobe.com formed Bucky Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of theglobe.com. Merger Sub was merged with and into Attitude Network, Ltd., a Delaware corporation ("Attitude"), with Attitude as the surviving corporation. The merger was effected pursuant to the Agreement and Plan of Merger, dated April 5, 1999, which closed on April 9, 1999, by and among theglobe.com, Merger Sub, and Attitude and certain shareholders thereof. As a result of the Merger, Attitude became a wholly-owned subsidiary of theglobe.com. Attitude publishes entertainment web sites including Happy Puppy and Games Domain.

  The consideration payable by theglobe.com in connection with the merger consists of approximately 1,570,000 newly issued shares of common stock, par value $0.001, of theglobe.com. In addition, options to purchase shares of Attitude's common stock, par value $0.001, were exchanged for options to purchase
                               theglobe.com, inc.

               December 31, 1997 and 1998 and March 31, 1999

      (All information subsequent to December 31, 1998 is Unaudited)

approximately 84,760 shares of theglobe.com common stock. Warrants to purchase shares of Attitude common stock were exchanged for warrants to purchase approximately 46,706 shares of theglobe.com common stock. The Company also incurred expenses of approximately $800,000 related to the Merger.

  The total purchase price for this transaction was approximately $46.8 million. The difference between the fair market value of Attitude's net tangible assets and the purchase price will be accounted for as goodwill and will be amortized over three years, the expected period of benefit.

  (b) Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan ("ESPP") was adopted by the Board of Directors in February 1999. The ESPP will provide eligible employees of the Company the opportunity to apply a portion of their compensation to the purchase of shares of the Company at a 15% discount. The Company has reserved 400,000 authorized but unissued shares of common stock for issuance under the ESPP. The ESPP is subject to stockholder approval.

  (c) Stock Option Plan

  In March 1999, the Board of Directors authorized an increase in the number of shares reserved for issuance under the Company's 1998 Stock Option Plan from 2,400,000 to 3,400,000.

  (d) Stock Split

  On April 8, 1999, the Company announced a two-for-one stock split that is payable May 14, 1999 to shareholders of record as of May 3, 1999. Such stock split will be effective once the split occurs on May 14, 1999. All share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of the stock split.

                               theglobe.com, inc.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

Acquisition of FactoryMall.com, Inc.

  On February 1, 1999, theglobe.com formed Nirvana Acquisition Corp. ("Merger Sub"), a Washington corporation and a wholly-owned subsidiary of theglobe.com. Merger Sub was merged with and into factorymall.com, inc., a Washington corporation d/b/a Azazz ("factorymall"), with factorymall as the surviving corporation. The merger was effected pursuant to the Agreement and Plan of Merger, dated February 1, 1999, by and among theglobe.com, Merger Sub, and factorymall and certain shareholders thereof. As a result of the Merger, factorymall became a wholly-owned subsidiary of theglobe.com. factorymall operates Azazz, a leading interactive department store.

  The consideration payable by theglobe.com in connection with the merger consists of approximately 614,000 newly issued shares of common stock, par value $0.001, of theglobe.com. In addition, options to purchase shares of factorymall's common stock, without par value, were exchanged for options to purchase approximately 82,034 shares of theglobe.com common stock. Warrants to purchase shares of factorymall common stock were exchanged for warrants to purchase approximately 18,810 shares of theglobe.com common stock. theglobe.com also assumed certain bonus obligations of factorymall triggered in connection with the Merger which will result in the issuance by theglobe.com of approximately 73,728 shares of theglobe.com common stock and payment by theglobe.com of approximately $451,232 in cash. The Company also incurred expenses of approximately $694,300 related to the Merger.

  The total purchase price for this transaction was approximately $22.8 million. The difference between the fair market value of factorymall's net tangible net assets and the purchase price will be accounted for as goodwill and other purchased intangible assets and will be amortized over the expected period of benefit ranging from two to three years (three years for goodwill).

Acquisition of Attitude Network Ltd.

  On April 5, 1999, theglobe.com formed Bucky Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of theglobe.com. Merger Sub was merged with and into Attitude Network, Ltd., a Delaware corporation ("Attitude"), with Attitude as the surviving corporation. The merger was effected pursuant to the Agreement and Plan of Merger, dated April 5, 1999, which closed on April 9, 1999, by and among theglobe.com, Merger Sub, and Attitude and certain shareholders thereof. As a result of the Merger, Attitude became a wholly-owned subsidiary of theglobe.com. Attitude publishes entertainment web sites including Happy Puppy and Games Domain.

  The consideration payable by theglobe.com in connection with the merger consists of approximately 1,570,000 newly issued shares of common stock, par value $0.001, of theglobe.com. In addition, options to purchase shares of Attitude's common stock, par value $0.001, were exchanged for options to purchase approximately 84,760 shares of theglobe.com common stock. Warrants to purchase shares of Attitude common stock were exchanged for warrants to purchase approximately 46,706 shares of theglobe.com common stock. The Company also incurred expenses of approximately $800,000 related to the Merger.

  The total purchase price for this transaction was approximately $46.8 million. The difference between the fair market value of Attitude's net tangible liabilities and the purchase price will be accounted for as goodwill and will be amortized over three years, the expected period of benefit.

Unaudited Pro Forma Condensed Consolidated Financial Statements

  The accompanying unaudited Pro Forma Condensed Consolidated Statements of Operations (the "Pro Forma Statements of Operations") for the year ended December 31, 1998 and for the three months ended March 31, 1999 gives effect to the acquisition of factorymall and Attitude (the "Acquisitions") as if it had yoccurred on January 1, 1998. The Pro Forma Statements of Operations are based on historical results of operations of the theglobe.com and the Acquisitions for the year ended December 31, 1998 and for the three months ended March 31, 1999. The unaudited Pro Forma Condensed Consolidated Balance Sheet at March 31, 1999 gives effect to the acquisition of Attitude as if the acquisition had occurred on that date.

  The unaudited Pro Forma Condensed Consolidated Financial Statements have been included as required by the rules of the Securities and Exchange Commission and are provided for informational purposes only. The unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to be indicative of the results of operations or financial position that would have been obtained if the transactions had been effected on the date indicated or which may be obtained in the future.

  The accompanying unaudited Pro Forma Condensed Consolidated Financial Statements should be read in connection with the historical financial statements of theglobe.com, inc. which are contained elsewhere in this prospectus.

                               theglobe.com, inc.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                              March 31, 1999
                          ------------------------------------------------------------
                                              Attitude
                                              Network,
                          theglobe.com, inc.    Ltd.      Adjustments      Pro Forma
                          ------------------ -----------  -----------     ------------
ASSETS
Cash and cash
 equivalents............     $11,241,436     $ 1,496,611  $       --      $ 12,738,047
Short-term investments..      11,686,863             --           --        11,686,863
Accounts receivable,
 net....................       2,319,339         320,406          --         2,639,745
Prepaids and other
 current assets.........         736,407             --           --           736,407
                             -----------     -----------  -----------     ------------
 Total current assets...      25,984,045       1,817,017                    27,801,062
Property and equipment,
 net....................       4,315,793         273,443          --         4,589,236
Restricted investments..       3,522,987          20,624          --         3,543,611
Goodwill and intangible
 assets, net............      21,293,591       1,262,205   47,115,980 (b)   69,671,776
                             -----------     -----------  -----------     ------------
 Total assets...........     $55,116,416     $ 3,373,289  $47,115,980     $105,605,685
                             ===========     ===========  ===========     ============
LIABILITIES AND
 STOCKHOLDERS' EQUITY
 (DEFICIT)
Accounts payable........     $ 2,930,524     $   368,332          --      $  3,298,856
Accrued expenses........       1,662,174         158,112          --         1,820,286
Accrued compensation....         771,640             --           --           771,640
Deferred revenue........         647,641         546,775          --         1,194,416
Deferred rent...........         246,623             --           --           246,623
Current portion of notes
 payable to related
 party..................             --        1,023,764   (1,023,764)(d)          --
Current portion of long-
 term debt..............             --          200,000          --           200,000
Current installments of
 obligations under
 capital leases.........       1,125,077             --           --         1,125,077
                             -----------     -----------  -----------     ------------
 Total current
  liabilities...........       7,383,679       2,296,983   (1,023,764)       8,656,898
Long-term debt..........             --        2,388,414          --         2,388,414
Obligations under
 capital leases,
 excluding current
 installments...........       1,933,856             --           --         1,933,856
                             -----------     -----------  -----------     ------------
 Total liabilities......       9,317,535       4,685,397   (1,023,764)      12,979,168
                                                           46,827,636 (b)
Stockholders' equity
 (deficit)..............      45,798,881      (1,312,108)   1,312,108 (b)   92,626,517
                             -----------     -----------  -----------     ------------
 Total liabilities and
  stockholders' equity
  (deficit).............     $55,116,416     $ 3,373,289  $47,115,980     $105,605,685
                             ===========     ===========  ===========     ============

                               theglobe.com, inc.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                   Year Ended December 31, 1998
                          -----------------------------------------------------------------------------------
                                                                    Attitude
                                                                    Network,
                          theglobe.com, inc. factorymall.com, inc.    Ltd.      Adjustments       Pro Forma
                          ------------------ --------------------- -----------  ------------     ------------
Revenues................     $  5,509,818         $   473,563      $ 1,885,547  $        --      $  7,868,928
Cost of revenues........        2,238,871             349,563          903,476           --         3,491,910
                             ------------         -----------      -----------  ------------     ------------
 Gross profit...........        3,270,947             124,000          982,071                      4,377,018
Operating expenses:
 Sales and marketing....        9,298,683             333,415          681,585           --        10,313,683
 Product development....        2,632,613             223,957        1,860,686           --         4,717,256
 General and
  administrative........        6,828,134             673,530        1,644,415           --         9,146,079
 Non-recurring charge...        1,370,250                 --               --            --         1,370,250
 Amortization of
  intangible assets.....              --                  --         1,883,137     8,164,668 (a)   25,753,133
                                                                                  15,705,328 (b)
                             ------------         -----------      -----------  ------------     ------------
 Loss from operations...      (16,858,733)         (1,106,902)      (5,087,752)  (23,869,996)     (46,923,383)
Interest and other
 income (expense), net..          892,011            (213,565)      (1,101,753)          --          (423,307)
                             ------------         -----------      -----------  ------------     ------------
 Loss before provision
  for income taxes......      (15,966,722)         (1,320,467)      (6,189,505)  (23,869,996)     (47,346,690)
                             ------------         -----------      -----------  ------------     ------------
Provision for income
 taxes..................           78,918                 --               --            --            78,918
                             ------------         -----------      -----------  ------------     ------------
 Net loss...............     $(16,045,640)        $(1,320,467)     $(6,189,505) $(23,869,996)    $(47,425,608)
                             ============         ===========      ===========  ============     ============
Basic and diluted net
 loss per share.........     $      (3.37)                                                       $      (6.75)(c)
                             ============                                                        ============
Weighted average basic
 and diluted shares
 outstanding............        4,762,280                                          2,258,754 (c)    7,021,034 (c)
                             ============                                       ============     ============

                            theglobe.com, inc.

    UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                                       One Month Ended       Three Months Ended
                              Three Months Ended March 31, 1999       January 31, 1999         March 31, 1999
                          ----------------------------------------- --------------------- ----------------------------
                          theglobe.com, inc. Attitude Network, Ltd. factorymall.com, inc. Adjustments      Pro Forma
                          ------------------ ---------------------- --------------------- -----------     ------------
Revenues................     $ 3,191,804          $   382,951            $     8,356      $       --      $  3,583,111
Cost of revenues........       1,322,751              331,582                 41,933              --         1,696,266
                             -----------          -----------            -----------      -----------     ------------
 Gross profit...........       1,869,053               51,369                (33,577)                        1,886,845
Operating expenses:
 Sales and marketing....       2,060,517              190,071                 57,981              --         2,308,569
 Product development....       2,113,806              542,371                 50,411              --         2,706,588
 General and
  administrative........       2,754,031              403,280                973,396              --         4,130,707
 Amortization of
  intangible assets.....       1,360,778              654,821                    --           680,389 (a)    6,622,320
                                                                                            3,926,332 (b)
                             -----------          -----------            -----------      -----------     ------------
 Loss from operations...      (6,420,079)          (1,739,174)            (1,115,365)      (4,606,721)     (13,881,339)
 Interest and other
  income (expense),
  net...................         195,626               15,488                   (206)             --           210,908
                             -----------          -----------            -----------      -----------     ------------
 Loss before provision
  for income taxes......      (6,224,453)          (1,723,686)            (1,115,571)      (4,606,721)     (13,670,431)
                             -----------          -----------            -----------      -----------     ------------
Provision for income
 taxes..................          45,889                  --                     --               --            45,889
                             -----------          -----------            -----------      -----------     ------------
 Net loss...............     $(6,270,342)         $(1,723,686)           $(1,115,571)     $(4,606,721)    $(13,716,320)
                             ===========          ===========            ===========      ===========     ============
Basic and diluted net
 loss per share.........     $     (0.30)                                                                 $      (0.60)(c)
                             ===========                                                                  ============
Weighted average basic
 and diluted shares
 outstanding............      21,089,668                                                    1,800,199 (c)   22,889,867 (c)
                             ===========                                                  ===========     ============

                               theglobe.com, inc.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION

(1) Pro Forma Adjustments and Assumptions

  (a) The Company acquired factorymall.com, inc. ("factorymall.com") in a stock transaction for approximately $22.8 million in February 1999, including costs of acquisition, of which approximately $22.7 million was allocated to goodwill and intangible assets. The components of the purchase price were as follows:
$17.4 million for all of the outstanding common stock, $402,570 for outstanding warrants, $1.7 million for outstanding options to purchase common stock, $2.0 million in connection with the retention of certain bonus obligations of factorymall triggered in connection with the merger, $451,232 for cash, and the remaining amount was for costs of the acquisition. Goodwill and other intangible assets will be amortized over the expected period of benefit ranging from two to three years (three years for goodwill). The pro forma adjustments reflect twelve months of amortization expense for the year ended December 31, 1998 and one month of amortization expense for the period from January 1, 1999 through its date of acquisition (February 1, 1999), assuming the transaction had occurred on January 1, 1998. The value of the goodwill and intangible assets at January 1, 1998 would have been approximately $22.7 million.

  The following represents the allocation of the purchase price over the actual fair values of the acquired assets and liabilities of factorymall.com at February 1, 1999, the date of acquisition. The purchase price allocation is as follows:

                               factorymall.com, inc.
                               ---------------------
   Assets acquired:
     Cash....................       $ 1,148,065
     Other assets............             9,958
     Computer equipment, fur-
      niture and office
      equipment..............           274,672
     Goodwill and intangi-
      bles...................        22,650,000
     Liabilities assumed.....        (1,306,146)
                                    -----------
     Purchase price..........       $22,776,549
                                    ===========

  (b) The Company acquired Attitude Network, Ltd. ("Attitude") in a stock transaction for approximately $46.8 million in April 1999, including costs of acquisition, of which approximately $47.1 million was allocated to intangible assets. The components of the purchase price were as follows: $43.1 million for all of the outstanding common stock, $1 million for outstanding warrants, $1.8 million for outstanding options to purchase common stock, and the remaining amount was for costs of the acquisition. Goodwill and other intangible assets will be amortized over a period of 3 years, the expected period of benefit. The pro forma adjustments reflect twelve months of amortization expense for the year ended December 31, 1998 and three months of amortization expense for the three months ended March 31, 1999, assuming the transaction had occurred on January 1, 1998. The value of the intangible assets at January 1, 1998 would have been approximately $47.1 million.

                               theglobe.com, inc.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                CONSOLIDATED FINANCIAL INFORMATION--(Continued)

  The following represents the preliminary allocation of the purchase price over the historical net book values of the acquired assets and liabilities of Attitude at March 31, 1999, and is for illustrative pro forma purposes only. Actual fair values will be based on financial information as of the acquisition date (April 9, 1999). Assuming the transaction had occurred on March 31, 1999, the allocation would have been as follows:

                                                        Attitude Network, Ltd.
                                                        ----------------------
   Assets acquired:
     Cash..............................................      $ 1,496,611
     Accounts receivable, net..........................          320,406
     Other assets......................................           20,624
     Computer equipment, furniture and office equip-
      ment.............................................          273,443
     Goodwill and intangibles..........................       48,378,185
   Liabilities assumed.................................       (3,661,633)
                                                             -----------
     Purchase price....................................      $46,827,636
                                                             ===========

  The pro forma adjustment reconciles the historical balance sheet of Attitude at March 31, 1999 to the allocated purchase price assuming the transaction had occurred on March 31, 1999.

  (c) The pro forma basic and diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. The calculation of the weighted average number of shares outstanding assumes that the 687,832 of the Company's common stock issued in its acquisition of factorymall.com and the 1,570,922 of the Company's common stock issued in its acquisition of Attitude Network, Ltd. were outstanding for the entire period. Diluted net loss per share equals basic net loss per share as common stock equivalents are anti-dilutive for all pro forma periods presented.

  (d) The pro forma adjustment reflects the conversion of Attitude's convertible demand notes into shares of theglobe.com's common stock as stipulated in the merger agreement.

                          Independent Auditors' Report

The Board of Directors
factorymall.com, inc.:

  We have audited the accompanying balance sheets of factorymall.com, inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of factorymall.com, inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Seattle, Washington
March 5, 1999

                             FACTORYMALL.COM, INC.
                                  (dba azazz!)

                                 BALANCE SHEETS
                           December 31, 1998 and 1997

                                                            1998        1997
                                                         -----------  --------
                         Assets
Current assets:
  Cash.................................................. $   258,438    42,286
  Inventory.............................................      34,113     6,608
  Prepaid expenses and other current assets.............       6,913    38,136
                                                         -----------  --------
    Total current assets................................     299,464    87,030
Computer equipment, furniture and office equipment,
 net....................................................     270,365    43,634
                                                         -----------  --------
    Total assets........................................ $   569,829   130,664
                                                         ===========  ========
     Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
  Accounts payable...................................... $   299,210    46,219
  Accrued expenses......................................     128,938     9,858
  Current portion of capital lease obligations..........      22,258    17,917
  Current portion of notes payable to related parties...      64,767       --
                                                         -----------  --------
    Total current liabilities...........................     515,173    73,994
Capital lease obligations, net of current portion.......      16,502    20,533
Notes payable to related parties, net of current
 portion................................................     103,271       --
                                                         -----------  --------
    Total liabilities...................................     634,946    94,527
                                                         -----------  --------
Stockholders' equity (deficit):
  Preferred stock, no par value. Authorized 5,000,000
   shares; no shares issued and outstanding.............         --        --
  Common stock, no par value. Authorized 25,000,000
   shares; issued and outstanding 11,315,671 shares in
   1998 and 9,950,000 shares in 1997....................   1,494,551   546,000
  Additional paid-in capital............................     562,825       --
  Deferred stock compensation...........................    (292,163)      --
  Accumulated deficit...................................  (1,830,330) (509,863)
                                                         -----------  --------
    Total stockholders' equity (deficit)................     (65,117)   36,137
                                                         -----------  --------
    Total liabilities and stockholders' equity
     (deficit).......................................... $   569,829   130,664
                                                         ===========  ========

                See accompanying notes to financial statements.

                             FACTORYMALL.COM, INC.
                                  (dba azazz!)

                            STATEMENTS OF OPERATIONS
           Years ended December 31, 1998 and 1997 and the period from
                April 25, 1996 (inception) to December 31, 1996

                                                   1998        1997      1996
                                                -----------  --------  --------
Net sales...................................... $   473,563    70,656       --
Cost of sales..................................     349,563    53,314       --
                                                -----------  --------  --------
  Gross profit.................................     124,000    17,342       --
Sales and marketing expense....................     333,415    94,997       --
Research and development expense...............     223,957    82,852     8,500
General and administrative expense.............     673,530   211,062   131,462
  Loss from operations.........................  (1,106,902) (371,569) (139,962)
                                                -----------  --------  --------
Other income (expense):
Interest expense...............................    (213,573)      --        --
Other income, net..............................           8     1,668       --
                                                -----------  --------  --------
  Total other income (expense).................    (213,565)    1,668       --
                                                -----------  --------  --------
  Net loss..................................... $(1,320,467) (369,901) (139,962)
                                                ===========  ========  ========


                See accompanying notes to financial statements.

                             FACTORYMALL.COM, INC.
                                  (dba azazz!)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
           Years ended December 31, 1998 and 1997 and the period from
                April 25, 1996 (inception) to December 31, 1996

                              Common stock      Additional   Deferred                     Total
                          ---------------------  paid-in      stock     Accumulated   stockholders'
                            Shares     Amount    capital   compensation   deficit    equity (deficit)
                          ---------- ---------- ---------- ------------ -----------  ----------------
Balances at April 25,
 1996 (inception).......         --  $      --       --           --           --              --
Issuance of common
 stock..................   9,000,000    100,000      --           --           --          100,000
Net loss................         --         --       --           --      (139,962)       (139,962)
                          ---------- ----------  -------     --------   ----------      ----------
Balances at December 31,
 1996...................   9,000,000    100,000      --           --      (139,962)        (39,962)
Issuance of common
 stock..................     927,000    400,000      --           --           --          400,000
Conversion of note
 payable................      23,000     46,000      --           --           --           46,000
Net loss................         --         --       --           --      (369,901)       (369,901)
                          ---------- ----------  -------     --------   ----------      ----------
Balances at December 31,
 1997...................   9,950,000    546,000      --           --      (509,863)         36,137
Issuance of common
 stock..................     705,671    529,251      --           --           --          529,251
Issuance of warrants in
 connection with
 convertible debt.......         --         --   190,000          --           --          190,000
Conversion of notes
 payable to common
 stock..................     416,000    312,000      --           --           --          312,000
Exercise of warrants....     200,000    100,000      --           --           --          100,000
Exercise of stock
 options................      44,000      7,300      --           --           --            7,300
Deferred stock
 compensation...........         --         --   372,825     (372,825)         --              --
Amortization of deferred
 stock compensation.....         --         --       --        80,662          --           80,662
Net loss................         --         --       --           --    (1,320,467)     (1,320,467)
                          ---------- ----------  -------     --------   ----------      ----------
Balances at December 31,
 1998...................  11,315,671 $1,494,551  562,825     (292,163)  (1,830,330)        (65,117)
                          ========== ==========  =======     ========   ==========      ==========


                See accompanying notes to financial statements.

                             FACTORYMALL.COM, INC.
                                  (dba azazz!)

                            STATEMENTS OF CASH FLOWS
           Years ended December 31, 1998 and 1997 and the period from
                April 25, 1996 (inception) to December 31, 1996

                                                  1998        1997      1996
                                               -----------  --------  --------
Cash flows from operating activities:
  Net loss...................................  $(1,320,467) (369,901) (139,962)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
    Depreciation.............................       45,476    15,459     3,808
    Stock compensation expense...............       80,662       --        --
    Accrued interest expense converted into
     common stock............................      190,000       --        --
    Change in certain assets and liabilities:
      Inventory..............................      (27,505)   (4,628)   (1,980)
      Prepaid expenses and other current
       assets................................       31,223   (28,799)   (9,337)
      Accounts payable.......................      252,991    34,462    11,757
      Accrued expenses.......................      131,080     9,858       --
                                               -----------  --------  --------
        Net cash used in operating
         activities..........................     (616,540) (343,549) (135,714)
                                               -----------  --------  --------
Cash used in investing activities--purchase
 of computer equipment, furniture and office
 equipment...................................     (235,570)   (2,627)   (7,642)
                                               -----------  --------  --------
Cash flows from financing activities:
  Proceeds from issuance of notes payable....      151,790       --     46,000
  Proceeds from issuance of convertible notes
   payable...................................      300,000       --        --
  Repayment of capital lease obligations.....      (20,079)  (11,538)   (2,644)
  Proceeds from exercise of warrants.........      100,000       --        --
  Proceeds from exercise of stock options....        7,300       --        --
  Proceeds from issuance of common stock.....      529,251   400,000   100,000
                                               -----------  --------  --------
        Net cash provided by financing
         activities..........................    1,068,262   388,462   143,356
                                               -----------  --------  --------
        Net increase in cash.................      216,152    42,286       --
Cash at beginning of period..................       42,286       --        --
                                               -----------  --------  --------
Cash at end of period........................  $   258,438    42,286       --
                                               ===========  ========  ========
Supplemental schedule of cash flow
 information--cash paid during the period for
 interest....................................  $     4,219     3,108       337
                                               ===========  ========  ========
Supplemental schedule of noncash investing
 and financing activities:
  Computer equipment acquired through capital
   lease obligations.........................  $    20,389    17,606    35,026
                                               ===========  ========  ========
  Notes payable and accrued interest
   converted to common stock.................      312,000    46,000       --
                                               ===========  ========  ========

                See accompanying notes to financial statements.

                             FACTORYMALL.COM, INC.
                                  (dba azazz!)

                         NOTES TO FINANCIAL STATEMENTS
           Years ended December 31, 1998 and 1997 and the period from
                April 25, 1996 (inception) to December 31, 1996

(1) Description of Business and Summary of Significant Accounting Policies

 (a) Description of Business

  factorymall.com, inc. (Company) (dba azazz!) is a retailer on the Internet. The Company was incorporated in the State of Washington on April 25, 1996. Through its Internet web site (www.azazz.com), the Company allows customers to purchase various consumer goods.

  Inherent in the Company's business are various risks and uncertainties, including its limited operating history and the limited history of commerce on the Internet. Future revenues from the Company's services are dependent on the continued growth and acceptance of the Internet and use of the Internet for various commercial transactions.

 (b) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (c) Inventories

  Inventories consist of finished goods which are valued at the lower of cost or market (net realizable value) on a first-in, first-out basis.

 (d) Computer Equipment, Furniture and Office Equipment

  Computer equipment, furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computer equipment is depreciated over an estimated useful life of three years. Furniture and office equipment is depreciated over an estimated useful life of five years.

 (e) Revenue Recognition

  The Company recognizes revenue from product sales, net of any discounts, when the products are shipped to customers. Outbound shipping and handling charges are included in net sales. The Company provides an allowance for sales returns, which has been insignificant, based on historical experience.

 (f) Advertising Costs

  The cost of advertising is expensed as incurred. In 1998 and 1997, the Company incurred advertising expense of $93,066 and $17,739, respectively, which is included in sales and marketing expense. The Company incurred no advertising costs in 1996.

 (g) Income Taxes

  The Company is an S corporation for Federal income tax purposes. Consequently, taxable income or loss of the Company is attributed to the Company's stockholders and no provision for income taxes has been reflected in the accompanying financial statements. Pro forma income tax information has not been provided.

                             FACTORYMALL.COM, INC.
                                  (dba azazz!)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

Had the Company been taxed as a C corporation, any income tax benefit as a result of the losses incurred by the Company would have been fully offset by the establishment of a valuation allowance for deferred tax assets.

 (h) Stock-Based Compensation

  The Company accounts for its stock option plans for employees in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense related to employee stock options is recorded only if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company follows the disclosure-only requirements of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma disclosures of operating results as if the fair value based method of accounting in SFAS No. 123 had been applied to employee stock option grants.

 (i) Impairment of Long-Lived Assets

  The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

 (j) Fair Value of Financial Instruments

  The carrying amounts for the Company's cash, accounts payable, notes payable and capital lease obligations approximate fair value.

(2) Computer Equipment, Furniture and Office Equipment

  Computer equipment, furniture and office equipment consist of the following at December 31:

                                                                   1998    1997
                                                                 -------- ------
   Computer equipment........................................... $309,269 57,651
   Furniture and office equipment...............................   25,839  5,250
                                                                 -------- ------
                                                                  335,108 62,901
   Less accumulated depreciation................................   64,743 19,267
                                                                 -------- ------
     Net computer equipment, furniture and office equipment..... $270,365 43,634
                                                                 ======== ======

(3) Commitments

 (a) Operating Leases

  The Company leases its offices under an operating lease agreement expiring in February 1999. Minimum lease payments required in 1999 under this lease total $4,000. The Company also rents warehouse space under a month-to-month arrangement. Rent expense totaled $27,056, $24,000 and $5,772 for the years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996, respectively.

                             FACTORYMALL.COM, INC.
                                  (dba azazz!)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


 (b) Capital Leases

  The Company leases computer equipment under capital leases. Future minimum lease payments under capital leases are as follows:

   1999................................................................ $25,678
   2000................................................................  12,994
   2001................................................................   4,821
                                                                        -------
                                                                         43,493
   Less amounts representing interest at 9.3% to 14.0%.................   4,733
                                                                        -------
                                                                         38,760
   Less current portion................................................  22,258
                                                                        -------
                                                                        $16,502
                                                                        =======

 (c) Portal Commitments

  The Company has agreements with certain Internet portal companies to purchase advertising on their Internet web sites in 1999. Total commitments under these contracts are approximately $85,000.

(4) Notes Payable to Related Parties

  Notes payable to related parties include the following:

   Note payable to stockholder, payable monthly in installments of
    $4,896, including interest at 12%, secured by computer equipment..  $147,449
   Note payable to officer, payable monthly in installments of $969,
    including interest at 12%, secured by computer equipment..........    20,589
                                                                        --------
                                                                         168,038
   Less current portion...............................................    64,767
                                                                        --------
                                                                        $103,271
                                                                        ========

  Subsequent to December 31, 1998, the notes were repaid as part of the sale of the Company.

(5) Stockholders' Equity

 (a) Convertible Notes Payable

  In March 1998, the Company issued $300,000 of convertible notes payable. The notes carried an annual interest rate of 12% and matured in July 1998. In addition, the Company issued the noteholders warrants to purchase 600,000 shares of common stock at $0.50 per share. The fair value of the warrants was $190,000 which was determined using a Black-Scholes pricing model with the following assumptions--fair market value of the underlying stock of $0.50 per share, expected life of five years, expected volatility of 70%, and a risk-free interest rate of 5.6%. The value of the warrants was recorded as a discount on the convertible notes payable and amortized to interest expense in 1998. In 1998, 200,000 warrants were exercised. At December 31, 1998, 400,000 warrants remained outstanding.

                             FACTORYMALL.COM, INC.
                                  (dba azazz!)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

  In July 1998, the noteholders elected to convert the notes payable to common stock. The total principal and accrued interest of $312,000 outstanding was converted into 416,000 shares of common stock at $0.75 per share.

  In 1996, the Company issued a $46,000 convertible note payable. This note was converted into 92,000 shares of common stock in 1997 at $0.50 per share.

 (b) Stock Option Plan

  In 1998, the Company adopted a stock option plan (the Plan) that provides for the issuance of incentive and nonqualified stock options to officers, directors, employees, and consultants to acquire 1,500,000 shares of the Company's common stock.

  The Board of Directors determines the terms and conditions of options granted under the Plan, including the exercise price and vesting schedule. The exercise price for qualified incentive stock options shall not be less than the fair market value of the underlying stock at the date of grant, and have terms no longer than ten years from the date of grant. Options granted generally vest over periods ranging from 18 months to four years.

  Under APB 25, compensation expense is measured as the excess of the fair value of the underlying stock over the exercise price on the date of grant. Had stock compensation expense for the Company's stock option plan been determined based on the fair value methodology under SFAS 123, the Company's 1998 net loss would have increased to the following pro forma amount:

   Net loss:
     As reported................................................... $(1,320,407)
     Pro forma.....................................................  (1,327,492)

  The weighted average fair value of options granted in 1998 was $0.36. The fair value for these options was estimated at the date of grant using the minimum value method which takes into account (1) the fair value of the underlying stock at the grant date, (2) the exercise price, (3) an expected life of five years, (4) no dividends, and (5) a risk-free interest rate of 5.4%. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on net income or loss for future years.

  A summary of stock option activity under the Plan is as follows:

                                                         Outstanding Options
                                                       -------------------------
                                             Shares                  Weighted
                                           available    Number       average
                                           for grant   of shares  exercise price
                                           ----------  ---------  --------------
   Balances at December 31, 1997..........        --         --       $ --
     Plan adoption........................  1,500,000        --         --
     Options granted...................... (1,500,000) 1,500,000       0.50
     Options exercised....................        --     (44,000)      0.16
                                           ----------  ---------      -----
   Balances at December 31, 1998..........        --   1,456,000      $0.51
                                           ==========  =========      =====

  The Company issued additional options to acquire 183,900 shares of the Company's common stock during 1998. Subsequent to year-end, the Board of Directors approved the issuance of these options and amended the Plan to provide for the issuance of incentive and nonqualified stock options to acquire an additional 500,000 shares of the Company's common stock.

                             FACTORYMALL.COM, INC.
                                  (dba azazz!)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


  The following table summarizes information about stock options outstanding under the Plan at December 31, 1998:

                               Outstanding options  Options exercisable
                               -------------------- --------------------
                                Weighted
                                 average   Weighted             Weighted
                                remaining  average              average
        Exercise     Number    contractual exercise   Number    exercise
         prices    outstanding    life      price   exercisable  price
        --------   ----------- ----------- -------- ----------- --------
         $0.50      1,371,000   4.5 years   $0.50     223,250    $0.50
          0.75         85,000   4.7 years    0.75       2,313     0.75
                    1,456,000   4.6 years    0.51     225,563     0.50

(6) Subsequent Event

  In February 1999, the Company entered into an agreement to merge the Company with Nirvana Acquisition Corporation (a wholly-owned subsidiary of theglobe.com). All issued and outstanding options to purchase common stock of the Company vested fully on the acquisition date and were converted into options to purchase common stock of theglobe.com at a specified conversion rate. As a result of the acquisition, certain employees received a percentage of the sale proceeds, as provided for under the terms of their employment contracts.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Attitude Network, Ltd.
Naples, Florida

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows present fairly, in all material respects, the financial position of Attitude Network, Ltd. and its subsidiary (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the two years ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 15 to the consolidated financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. As discussed in Note 16 to the consolidated financial statements, on April 9, 1999 the Company merged with a wholly owned subsidiary of theglobe.com, inc. whereby the stockholders of the Company exchanged their common stock for shares of common stock of theglobe.com, inc. at a specified conversion rate. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          PricewaterhouseCoopers LLP

March 19, 1999, except for Note 16, for which the date is April 9, 1999

                             ATTITUDE NETWORK, LTD.

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997

                                                        1998          1997
                                                    ------------  ------------
                      Assets
Current assets:
  Cash............................................. $  2,161,513  $     83,318
  Accounts receivable, less allowance for doubtful
   accounts of $200,000 and $96,473 at December 31,
   1998 and 1997, respectively.....................      406,412       546,993
                                                    ------------  ------------
    Total current assets...........................    2,567,925       630,311
                                                    ------------  ------------
Property and equipment, net........................      382,277       453,081
Intangible assets, net.............................    1,825,039     3,706,919
Deposits...........................................       24,308        13,799
                                                    ------------  ------------
    Total assets................................... $  4,799,549  $  4,804,110
                                                    ============  ============
  Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
  Accounts payable................................. $    185,127  $    647,784
  Accrued expenses.................................      358,668     1,680,636
  Deferred revenue.................................      346,775       300,000
  Convertible notes payable to directors...........      950,000           --
  Current portion of long-term debt................      200,000       137,615
                                                    ------------  ------------
    Total current liabilities......................    2,040,570     2,766,035
Long-term debt.....................................    2,343,171     2,293,536
                                                    ------------  ------------
    Total liabilities..............................    4,383,741     5,059,571
                                                    ------------  ------------
Commitments and contingencies (Note 14)
Stockholders' equity (deficit):
  Preferred stock, $.0l par value, 5,000 shares
   authorized, no shares issued and outstanding....          --            --
  Common stock, $.001 par value, 20,000,000 shares
   authorized, 13,114,457 and 11,446,352 shares
   issued and outstanding at December 31, 1998 and
   1997, respectively..............................       13,115        11,446
  Additional paid-in capital.......................   17,542,540    10,683,250
  Accumulated deficit..............................  (17,139,972)  (10,950,467)
  Accumulated other comprehensive income...........          125           310
                                                    ------------  ------------
    Total stockholders' equity (deficit)...........      415,808      (255,461)
                                                    ------------  ------------
    Total liabilities and stockholders' equity..... $  4,799,549  $  4,804,110
                                                    ============  ============

                             ATTITUDE NETWORK, LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                           December 31, 1998 and 1997

                                                         1998         1997
                                                      -----------  -----------
Sales................................................ $ 1,885,547  $ 2,474,537
Cost of sales........................................     903,476    1,325,662
                                                      -----------  -----------
    Gross profit.....................................     982,071    1,148,875
                                                      -----------  -----------
Operating expenses:
  Selling and marketing..............................     681,585    1,609,202
  Product development................................   1,860,686    2,520,090
  General and administrative.........................   1,644,415    1,484,360
  Amortization.......................................   1,883,137    1,320,098
                                                      -----------  -----------
    Total operating expenses.........................   6,069,823    6,933,750
                                                      -----------  -----------
      Operating loss.................................  (5,087,752)  (5,784,875)
Nonoperating income (expense):
  Gain on sale of website............................         --       200,000
  Interest expense...................................  (1,101,753)    (250,076)
  Litigation settlement..............................         --    (1,395,000)
                                                      -----------  -----------
      Net loss....................................... $(6,189,505) $(7,229,951)
                                                      ===========  ===========

                             ATTITUDE NETWORK, LTD.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                           December 31, 1998 and 1997

                                                                                           Accumulated
                          Preferred Stock      Common Stock     Additional                    Other     Stockholders'
                          ---------------- --------------------   Paid-In   Accumulated   Comprehensive    Equity
                          Shares Par Value   Shares   Par Value   Capital     Deficit        Income       (Deficit)
                          ------ --------- ---------- --------- ----------- ------------  ------------- -------------
Balances, December 31,
 1996...................   --      $ --     9,447,520  $ 9,448  $ 4,914,342 $ (3,720,516)     $  --      $ 1,203,274
Issuance of shares of
 common stock for
 acquisition............   --        --     1,000,000    1,000    2,499,000          --         --         2,500,000
Issuance of shares of
 common stock...........   --        --       666,667      667    1,999,333          --         --         2,000,000
Issuance of shares of
 common stock...........   --        --       330,665      330    1,264,576          --         --         1,264,906
Conversion of debt to
 common stock...........   --        --         1,500        1        5,999          --         --             6,000
Comprehensive income
 (loss)
 Foreign currency
  translation...........   --        --           --       --           --           --         310              310
 Net loss...............   --        --           --       --           --    (7,229,951)       --        (7,229,951)
                                                                                                         -----------
 Total comprehensive
  income (loss).........                                                                                  (7,229,641)
                           ---     -----   ----------  -------  ----------- ------------      -----      -----------
Balances, December 31,
 1997...................   --        --    11,446,352   11,446   10,683,250  (10,950,467)       310         (255,461)
Issuance of shares of
 common stock...........   --        --       250,000      250      999,750          --         --         1,000,000
Issuance of shares of
 common stock...........   --        --       259,939      260      999,750          --         --         1,000,010
Exercise of common stock
 options for shares.....   --        --        26,500       27       11,899          --         --            11,926
Issuance of shares of
 common stock for legal
 settlement.............   --        --       465,000      465    1,394,535          --         --         1,395,000
Issuance of shares of
 common stock, net of
 issue cost.............   --        --       666,666      667    1,909,326          --         --         1,909,993
Issuance of 400,000
 common stock warrants..   --        --           --       --       798,920          --         --           798,920
Stock option expense....   --        --           --       --       745,110          --         --           745,110
Comprehensive income
 (loss)
 Foreign currency
  translation...........   --        --           --       --           --           --        (185)            (185)
 Net loss...............   --        --           --       --           --    (6,189,505)       --        (6,189,505)
                                                                                                         -----------
 Total comprehensive
  income (loss).........                                                                                  (6,189,690)
                           ---     -----   ----------  -------  ----------- ------------      -----      -----------
Balances, December 31,
 1998...................   --      $ --    13,114,457  $13,115  $17,542,540 $(17,139,972)     $ 125      $   415,808
                           ===     =====   ==========  =======  =========== ============      =====      ===========

                            ATTITUDE NETWORK, LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          December 31, 1998 and 1997

                                                         1998         1997
                                                      -----------  -----------
Cash flows from operating activities
  Net loss........................................... $(6,189,505) $(7,229,951)
                                                      -----------  -----------
  Adjustments to reconcile net loss to net cash used
   in operating activities:
    Depreciation.....................................     120,594       84,790
    Amortization.....................................   1,883,137    1,320,098
    Amortization of discount on note payable.........     262,020      262,360
    Non-cash interest related to warrant valuation...     798,920          --
    Stock options expense............................     745,110          --
    Provision for bad debts..........................     103,527      253,521
    Gain on sale of website..........................         --      (200,000)
    (Gain) loss on sale of property and equipment....      (4,316)      22,055
    Changes in assets and liabilities:
      Decrease in inventory..........................         --         7,047
      Increase (decrease) in accounts receivable.....      37,054     (304,096)
      Increase in other assets.......................     (11,766)     (10,207)
      Increase (decrease) in accounts payable........    (462,657)     403,378
      Increase in accrued expenses...................      73,032    1,606,509
      Increase in deferred revenue...................      46,775      297,517
                                                      -----------  -----------
        Total adjustments............................   3,591,430    3,742,972
                                                      -----------  -----------
        Net cash used in operating activities........  (2,598,075)  (3,486,979)
                                                      -----------  -----------
Cash flow from investing activities
  Purchase of property and equipment.................     (47,174)    (341,047)
  Cash received from sale of property and equipment..       1,700       14,111
  Cash received from sale of website.................         --       200,000
  Acquisition, net of cash acquired..................         --       (59,128)
                                                      -----------  -----------
        Net cash used in investing activities........     (45,474)    (186,064)
                                                      -----------  -----------
Cash flows from financing activities
  Proceeds from issuance of common stock.............   4,000,003    3,270,906
  Stock issuance costs...............................     (90,000)         --
  Proceeds from exercise of stock option.............      11,926          --
  Proceeds from directors notes......................     950,000          --
  Payments on long-term debt.........................    (150,000)    (179,100)
                                                      -----------  -----------
        Net cash provided by financing activities....   4,721,929    3,091,806
                                                      -----------  -----------
Effect of exchange rate changes on cash..............        (185)       3,172
                                                      -----------  -----------
Net increase (decrease) in cash......................   2,078,195     (578,065)
Cash at beginning of period..........................      83,318      661,383
                                                      -----------  -----------
Cash at end of period................................ $ 2,161,513  $    83,318
                                                      ===========  ===========

Supplemental disclosure of cash flow information

In 1997, common stock was issued in satisfaction of amounts payable to a vendor in the amount of $6,000.

In 1997, 1,000,000 shares of common stock were issued to acquire Kaleidoscope Network, Ltd. (see Note 3).

In 1998, 465,000 shares of common stock were issued to settle litigation accrued for at December 31, 1997 for $1,395,000.

                            ATTITUDE NETWORK, LTD.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1998 and 1997

1. Organization

  Attitude Network, Ltd. (the Company) was formed in January 1995 to establish, develop and deliver customized website programming to narrowly defined target audiences. The Company seeks to support its markets by providing advertising supported online entertainments. Its audiences include but are not limited to the on-line games market.

2. Summary of Significant Accounting Policies

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of Attitude Network, Ltd. and its wholly owned subsidiary, Kaleidoscope Network, Ltd. All material intercompany transactions have been eliminated in consolidation.

 Property and Equipment

  Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the related assets.

  Major improvements and betterments of property are capitalized. Maintenance, repairs and minor improvements are charged to expense in the period incurred. Upon the sale or other disposition of property, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

 Intangible Assets

  The costs of web rights purchased by the Company are being amortized on the straight-line method over the estimated useful life of three years. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recorded.

 Implementation of SFAS 130

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," effective for fiscal periods beginning after December 15, 1997. The new standard requires that comprehensive income, which includes net income, as well as certain changes in assets and liabilities recorded in common equity, be reported in the financial statements. The Company adopted SFAS No. 130 during the year ended December 31, 1998.

 Foreign Currency Translation

  The financial position and results of operations of the Company's foreign operations are measured using local currency as the functional currency. Current assets and liabilities of these operations are translated to the U.S. dollar at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are recorded in accumulated comprehensive income. Realized gains and losses resulting from foreign currency transactions are included in the statement of operations.

                             ATTITUDE NETWORK, LTD.

                           December 31, 1998 and 1997


 Deferred Revenue

  Deferred revenue represents amounts received by the Company related to future services to be provided.

 Revenue Recognition

  Website advertising revenue is earned by providing advertisers with a space on the Company's website to promote products. The Company's advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a minimum number of impressions (a view of an advertisement by a consumer) for a fixed fee. Advertising revenues are recognized ratably over the term of the contract. Hotel discount revenue represents revenue earned by the Company for reservations booked through their hotel discount web page and is recognized in the month earned. Revenue received in connection with an agreement between the Company and a telephone company, whereby the Company has agreed to develop, deliver, install and operate a computer-based games service designed for the telephone company is recognized on a monthly basis in accordance with the agreement.

  The Company trades advertisements on its website in exchange for advertisements on the internet sites of other companies. Barter revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as advertisements are delivered on the Company's website. Barter expense is recognized as cost of sales when the Company's advertisements are run on other companies web sites, which is typically in the same period when the barter revenue is recognized.

 Cost of Sales

  Cost of sales includes communication/on-line costs associated with connecting the Company's website with servers, costs incurred for website audits, barter expense and other direct costs.

 Product Development

  The costs to develop and maintain the Company's web sites are being expensed as incurred.

 Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Management's Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

  Certain prior year amounts have been reclassified to conform with the 1998 presentation.

                             ATTITUDE NETWORK, LTD.

                           December 31, 1998 and 1997


3. Acquisition

  In February 1997, the Company acquired all of the issued and outstanding shares of Kaleidoscope Networks Limited, a company registered in England, for an aggregate purchase price of approximately $2.6 million. The purchase consisted primarily of an internet worldwide games website including all software, documentation, licenses, contracts and contract rights, and property rights necessary to operate the website. The acquisition was funded through the issuance of 1,000,000 shares of the Company's common stock, stock options for the purchase of an additional 100,000 shares of common stock and cash payments of approximately $106,000. The acquisition has been accounted for using the purchase method of accounting. Substantially all of the purchase price was allocated to the website intangible asset.

4. Property and Equipment

  Property and equipment consisted of the following at December 31, 1998 and 1997:

                                                             1998       1997
                                                           ---------  ---------
   Computers and office equipment......................... $ 612,962  $ 571,276
   Furniture and fixtures.................................    17,165     16,480
   Leasehold improvements.................................     3,200      3,200
                                                           ---------  ---------
                                                             633,327    590,956
   Less accumulated depreciation..........................  (251,050)  (137,875)
                                                           ---------  ---------
                                                           $ 382,277  $ 453,081
                                                           =========  =========

5. Intangible Assets

  Intangible assets consisted of the following at December 31, 1998 and 1997:

                                                          1998         1997
                                                       -----------  -----------
   Website rights..................................... $ 5,119,515  $ 5,119,515
   Organization costs.................................      15,326       15,326
   Other..............................................       1,257          --
                                                       -----------  -----------
                                                         5,136,098    5,134,841
   Accumulated amortization...........................  (3,311,059)  (1,427,922)
                                                       -----------  -----------
                                                       $ 1,825,039  $ 3,706,919
                                                       ===========  ===========

6. Leases

  The Company leases certain equipment and office space under operating type leases. Future minimum payments under these leases are as follows:

   1999................................................................ $ 62,085
   2000................................................................   60,876
   2001................................................................   63,311
   2002................................................................   26,809
                                                                        --------
                                                                        $213,081
                                                                        ========

  Rental expense for the years ended December 31, 1998 and 1997 was approximately $132,000 and $193,000, respectively.

                             ATTITUDE NETWORK, LTD.

                           December 31, 1998 and 1997


7. Convertible Notes Payable to Directors

  During 1998, the Company borrowed $950,000 from various directors of the Company. These notes are due on demand and accrue interest at 8.5%. The notes feature a conversion right at the option of the holder, which may be exercised in the event the Company is sold. The conversion right allows the holder to convert the note into stock of the new or surviving entity at a price equal to the per share transaction price. Most of the notes include detachable warrants for a total of 400,000 shares of common stock at an exercise price of $1.00 per share. The warrants expire in 2003. A value of approximately $800,000 was assigned to the warrants (additional paid-in capital) based on the difference between the fair market value of the stock at date of issuance ($3.00) and the exercise price of $1.00. Since the notes are demand notes, the entire value assigned to the warrants was charged to interest expense in 1998.

8. Long-Term Debt

  The Company's long-term debt consisted of the following at December 31:

                                                            1998       1997
                                                         ---------- ----------
   Non-interest bearing obligation payable to a
    corporation related to the purchase of an internet
    worldwide website................................... $2,543,171 $2,431,151
                                                         ========== ==========

  The obligation is to be repaid based on 5% of the Company's gross revenues related to the website, less certain costs directly associated with the website. The payments required by the agreement are also subject to specific minimum amounts payable per year. In the event of an initial public offering by the Company, the total unpaid amount of the obligation would become due and payable. The $5.6 million obligation has been recorded at its present value, assuming a 9% interest rate, and has been reduced by $150,000 and $179,000 of payments made by the Company in 1998 and 1997, respectively. The unamortized discount was $2,556,829 and $2,818,849 as of December 31, 1998 and 1997,
respectively.

  The minimum principal amounts payable over the next five years under this agreement are as follows:

   1999............................................................ $   200,000
   2000............................................................     250,000
   2001............................................................     300,000
   2002............................................................     300,000
   2003............................................................     300,000
   Thereafter......................................................   3,750,000
                                                                    -----------
                                                                      5,100,000
   Less Discount...................................................  (2,556,829)
                                                                    -----------
                                                                      2,543,171
   Less current portion............................................    (200,000)
                                                                    -----------
                                                                    $ 2,343,171
                                                                    ===========

9. Income Taxes

  No provision for federal or state income taxes has been made for the years ended December 31, 1998 and 1997, since the Company reported a loss for both financial reporting and income tax purposes.

                             ATTITUDE NETWORK, LTD.

                           December 31, 1998 and 1997

  The Company had available approximately $10,556,000 of net operating loss carryforwards to reduce future taxable income as of December 31, 1998. The utilization of the net operating loss carryforwards, which begin to expire in the year 2012, will be subject to limitations as a result of a more than 50% change in ownership of the Company in 1997 (See Note 10).

  The tax effects of the temporary differences that gave rise to the deferred tax balances at December 31, 1998 and 1997 were the following:

                                                          1998         1997
                                                       -----------  -----------
   Deferred tax assets
     Net operating loss carryforwards................. $ 3,972,000  $ 2,719,000
     Allowance for doubtful accounts..................      81,000      130,000
     Start-up expenditures............................     193,000      280,000
     Amortization of intangible assets................     524,000          --
     Other............................................     136,000      131,000
     Valuation allowance..............................  (4,906,000)  (3,222,600)
                                                       -----------  -----------
                                                               --        37,400
   Deferred liability:
     Amortization of intangible assets................         --       (37,400)
                                                       -----------  -----------
       Net deferred tax asset......................... $       --   $       --
                                                       ===========  ===========

  The Company provides for a valuation allowance on deferred tax assets since utilization is uncertain.

10. Stockholders' Equity

  In February 1997, Maricopa Investment Corporation, an unaffiliated company, purchased all the outstanding shares held by a shareholder of the Company and subscribed to the Company for an additional 666,667 shares of common stock at $3.00 per share. In total, these purchases represent approximately 42% of the shares outstanding.

  In February 1997, the Company also issued 1,000,000 shares of common stock to acquire Kaleidoscope Networks, Ltd. (see Note 3). As part of this acquisition agreement, the Company entered into an additional agreement with the sellers whereby, upon notice from the sellers at any time in the five-year period following the 18th month from the date of the agreement, the Company shall be required to purchase up to 500,000 shares of common stock owned by the sellers at a purchase price of $2.50 per share. Five years following the 36th month from the date of this agreement, the sellers may give notice and the Company may be required to purchase up to an additional 500,000 shares of common stock owned by the seller at a purchase price of $2.50 per share. This agreement shall terminate upon the ninth anniversary from the date of this agreement.

  The above transactions exceeded 50% of the outstanding shares of the Company.

  During 1997, the Company issued to certain directors and unrelated parties 330,665 shares of common stock at $4.00 per share. In November 1997, the Company issued 1,500 shares of common stock in exchange for forgiveness of a $6,000 payable to a vendor.

  During 1998, the Company sold 1,166,666 shares to various investors at prices ranging from $3.00--$4.00 per share for total proceeds of approximately $4,000,000. The sale of 666,666 shares included anti-dilution provisions, as well as a shareholder rights agreement, which provides for certain future registration rights.

                             ATTITUDE NETWORK, LTD.

                           December 31, 1998 and 1997

  In September 1998, the Company issued 465,000 shares in connection with the settlement of a lawsuit filed in December 1997. The lawsuit related to claims for a 10.75% equity interest in the Company and unspecified other damages by a media service and editorial management company who had previously been party to a memorandum of understanding with certain of the Company's stockholders, officers, and directors. The settlement was accrued for at December 31, 1997.

11. Stock Option Plan

  Effective July 1, 1996, the Company adopted the 1996 Stock Option Plan (the
Plan) available for grant to eligible employees and eligible participants to purchase up to 1,200,000 shares of the Company's common stock. The Plan is administered by a committee appointed by the Board of Directors or by the Board of Directors if each member of the committee is eligible to receive stock options or if the members of the committee have been eligible to receive stock options for a period of one year prior to their services on the committee. The Board of Directors or a committee shall administer the Plan, select the eligible employees and eligible participants to whom options will be granted, determine the number of shares subject to any such options and interpret, construe and implement the provisions of the Plan. The Board of Directors or the committee shall also determine the price to be paid for the shares upon exercise of each option, the period within which each option may be exercised, and the terms and conditions of each option.

  The option exercise price will be equal to 100% of market value on the day the option is granted (110% in the case of a 10% owner of the Company), as determined by the Board of Directors or the committee. No option shall be exercisable after ten years from the date of the grant of the option, and shares subject to the option granted to a 10% owner shall not be exercisable after five years from the date of grant of the option. The Plan expires on July 1, 2006.

  Compensation expense resulting from stock options is measured at the grant date based upon the difference between the exercise price and the market value of the common stock. All stock options granted in 1997 were granted at an exercise price equal to the market value at the date of grant. During 1998 the Company granted 192,200 stock options at $.45 that were not in accordance with the 1996 stock option plan as they were not granted at fair market value. The aggregate compensation cost related to these $.45 stock options granted in the year ended December 31, 1998 was $449,310. Additionally, expense of $295,800 was recognized in connection with options granted to a non-employee who performed financial advisory services for the Company in 1998.

  A summary of the stock option activity is presented below:

                                                     Number of  Weighted Average
                                                      Shares     Exercise Price
                                                     ---------  ----------------
   Outstanding as of December 31, 1996..............   790,000       $1.02
   Options granted..................................   305,000        2.90
   Forfeited........................................  (145,000)       2.86
                                                     ---------       -----
   Outstanding as of December 31, 1997..............   950,000        1.46
   Options granted..................................   377,200        1.65
   Exercised........................................   (26,500)       0.45
   Forfeited........................................  (295,350)       1.59
                                                     ---------       -----
   Outstanding as of December 31, 1998.............. 1,005,350       $1.52
                                                     =========       =====

  The Company applies APB Opinion No. 25 and related interpretation in accounting for its Plan. Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS No. 123),

                             ATTITUDE NETWORK, LTD.

                           December 31, 1998 and 1997

requires compensation expense measured as the excess of the fair value of the underlying stock over the exercise price on the date of grant. Pro forma disclosures as if the Company had adopted the cost recognition requirements under SFAS No. 123 are not presented as the effects were immaterial.

  The weighted average fair value of options-granted in 1998 was $1.79. The fair value for these options was estimated at the date of granting using the minimum value method which takes into account (1) the fair value of the underlying stock at the grant date, (2) the exercise price, (3) weighted average expected life of 5.70 years, (4) no dividends, and (5) a weighted average risk-free interest rate of 5.76%. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on net income or loss for future years.

  The following table summarizes information about stock options outstanding under the Plan at December 31, 1998:

                                               Weighted average
            Exercise         Number               remaining               Number
             prices        outstanding         contractual life         exercisable
            --------       -----------         ----------------         -----------
             $0.45            254,100             3.1 years               254,100
              0.70            510,000             7.5 years               385,000
              2.50            100,000             7.5 years               100,000
              3.00             81,250             7.5 years                22,000
              4.00             50,000             7.5 years
              5.00             10,000             7.5 years                10,000
                            ---------             ---------               -------
                            1,005,350                                     771,100
                            =========                                     =======

12. Risks and Uncertainties

  The Company has derived revenues of approximately $300,000 and $256,000 in 1998 and 1997, respectively, from one customer, which approximates 16% and 10%, respectively, of total revenue. The Company's accounts receivable also includes $200,000 and $87,850 receivable from this customer, which represents 49% and 16% of total accounts receivable as of December 31, 1997 and 1998, respectively.

  The Company maintains cash balances at a financial institution located in Southwest Florida in excess of the $100,000 insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

13. Related Party Transactions

  Accounts payable as of December 31, 1998 and 1997 includes $29,396 and $64,346, respectively, which is payable to employees, individuals and organizations related to the Company.

  The Company has an agreement under which total payments of $155,000 have been made each year to the chief executive officer in 1998 and 1997, which includes a bonus of $35,000 for 1998 and 1997. The agreement extends through July 1999 and provides for monthly payments of $10,000 with a provision for a discretionary bonus to be determined by the Company's Board of Directors.

  The Company had a consulting agreement with one of its directors, under which $105,000 was paid in 1997. The consulting agreement expired in October 1997.

                             ATTITUDE NETWORK, LTD.

                           December 31, 1998 and 1997

  The Company rents its office space in Florida on a month-to-month basis as a subtenant of a Company controlled by a member of its Board of Directors. It also receives certain office support services. These rents and support services are priced on a pass-through basis without mark-up, and totaled approximately $13,000 and $15,000 in 1998 and 1997, respectively.

14. Commitments and Contingencies

  In March 1998, the Company entered into an agreement with MacMillan Digital Publishing USA (MacMillan) to create and operate a website designed to serve as an on-line resource for the gaming market. The Company is primarily responsible for the operation of the website and MacMillan will pay the Company a commission on product sales related to the website. The terms of the agreement commenced upon execution. The agreement will terminate May 31, 1999, and is renewable for successive one-year terms.

  As discussed in Note 10, the Company has issued a put option to the former owners of Kaleidoscope Networks Limited.

  The Company is a defendant in various legal proceedings, which occurred in the ordinary course of business. In the opinion of management, the ultimate settlement of such legal proceedings will not have a material adverse impact on the Company's financial statements.

15. Going Concern

  Since inception, the Company has incurred significant operating losses. These losses have been financed primarily through the issuance of common stock and loans from directors. The ability of the Company to continue as a going concern is dependent upon additional funding and/or attaining profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. See Note 16.

16. Subsequent Event

  On April 9, 1999 the Company merged with a wholly owned subsidiary of theglobe.com, inc. whereby the stockholders of the Company exchanged their common stock for shares of common stock of theglobe.com, inc. at a specified conversion rate. Management believes the merger will result in sufficient funds to continue operating activities. The shares issued in connection with the Kaleidoscope Networks, Ltd. acquisition, subject to a put option, were exchanged as part of the merger and thus the put option terminated.

                          ATTITUDE NETWORK, LTD.

                   CONDENSED CONSOLIDATED BALANCE SHEET

                                                                    March 31,
                                                                       1999
                                                                   ------------
                                                                   (Unaudited)
                              Assets
Current assets:
  Cash............................................................ $  1,496,611
  Accounts receivable, net........................................      320,406
                                                                   ------------
    Total current assets..........................................    1,817,017
                                                                   ------------
Property and equipment, net.......................................      273,443
Intangible assets, net............................................    1,262,205
Deposits..........................................................       20,624
                                                                   ------------
    Total assets.................................................. $  3,373,289
                                                                   ============

                 Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
  Accounts payable................................................ $    368,332
  Accrued expenses................................................      158,112
  Deferred revenue................................................      546,775
  Convertible notes payable to directors..........................    1,023,764
  Current portion of long-term debt...............................      200,000
                                                                   ------------
    Total current liabilities.....................................    2,296,983
  Long-term debt..................................................    2,388,414
Stockholders' equity (deficit):
  Preferred stock.................................................          --
  Common stock....................................................       13,115
  Additional paid-in capital......................................   17,542,540
  Accumulated deficit.............................................  (18,863,658)
  Accumulated other comprehensive income..........................       (4,105)
                                                                   ------------
    Total stockholders' equity (deficit)..........................   (1,312,108)
Commitments and contingencies.....................................
                                                                   ------------
    Total liabilities and stockholders' equity.................... $  3,373,289
                                                                   ============

                          ATTITUDE NETWORK, LTD.

              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         Three Months Ended
                                                              March 31,
                                                       ------------------------
                                                          1999         1998
                                                       -----------  -----------
                                                             (unaudited)
Sales................................................. $   382,951  $   391,074
Cost of sales.........................................     331,582      263,657
                                                       -----------  -----------
  Gross profit........................................      51,369      127,417
                                                       -----------  -----------
Operating expenses:
  Selling and marketing...............................     190,071      161,303
  Product development.................................     542,371      474,623
  General and administrative..........................     403,280    1,146,733
  Amortization........................................     654,821      485,702
                                                       -----------  -----------
    Total operating expenses..........................   1,790,543    2,268,361
                                                       -----------  -----------
    Operating loss....................................  (1,739,174)  (2,140,944)
                                                       -----------  -----------
Interest and other income, net........................      15,488       (3,963)
                                                       -----------  -----------
    Net loss.......................................... $(1,723,686) $(2,144,907)
                                                       ===========  ===========

                          ATTITUDE NETWORK, LTD.

              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Three Months Ended
                                                             March 31,
                                                      ------------------------
                                                         1999         1998
                                                      -----------  -----------
                                                            (unaudited)
Cash flows from operating activities
  Net loss........................................... $(1,723,686) $(2,144,907)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
    Depreciation of property and equipment...........     132,768       24,532
    Amortization of intangible assets................     654,821      513,904
    Amortization of discount on note payable.........      65,505       65,505
    Non-cash interest related to warrant valuation...         --       199,730
    Stock options expense............................         --       745,110
    Changes in assets and liabilities:
      Increase in accounts receivable................      88,322      137,861
      Increase in other assets.......................       3,287        5,281
      Increase (decrease) in accounts payable........      87,458       (2,423)
      Decrease in accrued expenses...................    (112,942)     (76,392)
      Increase in deferred revenue...................     200,000          --
                                                      -----------  -----------
        Net cash used in operating activities........    (604,467)    (531,799)
                                                      -----------  -----------
Cash flows from investing activities
  Purchase of property and equipment.................     (35,943)         --
                                                      -----------  -----------
        Net cash (used in) provided by investing
         activities..................................     (35,943)         --
                                                      -----------  -----------
Cash flows from financing activities
  Proceeds from short term notes.....................         --       500,000
  Payments on long-term debt.........................     (20,262)     (28,055)
                                                      -----------  -----------
        Net cash (used in) provided by financing ac-
         tivities....................................     (20,262)     471,945
                                                      -----------  -----------
Effect of exchange rate changes on cash..............      (4,230)         --
                                                      -----------  -----------
Net decrease in cash.................................    (664,902)     (59,854)
Cash at beginning of period..........................   2,161,513       82,882
                                                      -----------  -----------
Cash at end of period................................ $ 1,496,611  $    23,028
                                                      ===========  ===========

                          Attitude Network, Ltd.

           Notes to Condensed Consolidated Financial Statements

  (All Information With Respect To March 31, 1999 and 1998 Is Unaudited)

1.Organization

  Attitude Network, Ltd. (the Company) was formed in January 1995 to establish, develop and deliver customized website programming to narrowly defined target audiences. The Company seeks to support its markets by providing advertising supported online entertainments. Its audiences include but are not limited to the on-line games market.

2.Summary of Significant Accounting Policies

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of Attitude Network, Ltd. and its wholly owned subsidiary, Kaleidoscope Network, Ltd. All material intercompany transactions have been eliminated in consolidation.

 Unaudited Interim Consolidated Financial Information

  The unaudited interim consolidated financial statements of the Company as of March 31, 1999 and for the three months ended March 31, 1999 and 1998, included herein have been prepared in accordance with Article 10 of Regulation S-X under the Securities Act of 1933, as amended. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim consolidated financial statements.

  In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 1999, and the results of their operations and their cash flows for the three months ended March 31, 1999 and 1998.

 Property and Equipment

  Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the related assets.

  Major improvements and betterments of property are capitalized. Maintenance, repairs and minor improvements are charged to expense in the period incurred. Upon the sale or other disposition of property, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

 Intangible Assets

  The costs of web rights purchased by the Company are being amortized on the straight-line method over the estimated useful life of three years. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recorded.

                          Attitude Network, Ltd.

  (All Information With Respect To March 31, 1999 and 1998 Is Unaudited)

 Implementation of SFAS 130

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," effective for fiscal periods beginning after December 15, 1997. The new standard requires that comprehensive income, which includes net income, as well as certain changes in assets and liabilities recorded in common equity, be reported in the financial statements. The Company adopted SFAS No. 130 during the year ended December 31, 1998.

 Foreign Currency Translation

  The financial position and results of operations of the Company's foreign operations are measured using local currency as the functional currency. Current assets and liabilities of these operations are translated to the U.S. dollar at the exchange rate in effect at quarter-end. Translation adjustments arising from differences in exchange rates from period to period are recorded in accumulated comprehensive income. Realized gains and losses resulting from foreign currency transactions are included in the statement of operations.

 Deferred Revenue

  Deferred revenue represents amounts received by the Company related to future services to be provided.

 Revenue Recognition

  Website advertising revenue is earned by providing advertisers with a space on the Company's website to promote products. The Company's advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a minimum number of impressions (a view of an advertisement by a consumer) for a fixed fee. Advertising revenues are recognized ratably over the term of the contract. Hotel discount revenue represents revenue earned by the Company for reservations booked through their hotel discount web page and is recognized in the month earned. Revenue received in connection with an agreement between the Company and a telephone company, whereby the Company has agreed to develop, deliver, install and operate a computer-based games service designed for the telephone company is recognized on a monthly basis in accordance with the agreement.

  The Company trades advertisements on its website in exchange for advertisements on the internet sites of other companies. Barter revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as advertisements are delivered on the Company's website. Barter expense is recognized when the Company's advertisements are run on other companies web sites, which is typically in the same period when the barter revenue is recognized.

 Cost of Sales

  Cost of sales includes communication/on-line costs associated with connecting the Company's website with servers, costs incurred for website audits, and other direct costs.

 Site Development

  The costs to develop and maintain the Company's web sites are being expensed as incurred.

                          Attitude Network, Ltd.

  (All Information With Respect To March 31, 1999 and 1998 Is Unaudited)

 Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Management's Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.Property and Equipment

  Property and equipment consist of the following:

                                                                      March 31,
                                                                        1999
                                                                     -----------
                                                                     (Unaudited)
        Computers and office equipment..............................  $ 635,104
        Furniture and fixtures......................................     28,728
        Leasehold improvements......................................      3,200
                                                                      ---------
                                                                        667,032
        Less accumulated depreciation...............................   (393,589)
                                                                      ---------
                                                                        273,443
                                                                      =========

4.Convertible Notes Payable to Directors

  During 1998, the Company borrowed $950,000 from various directors of the Company. These notes are due on demand and accrue interest at 8.5%. The notes feature a conversion right at the option of the holder, which may be exercised in the event the Company is sold. The conversion right allows the holder to convert the note into stock of the new or surviving entity at a price equal to the per share transaction price. Most of the notes include detachable warrants for a total of 400,000 shares of common stock at an exercise price of $1.00 per share. The warrants expire in 2003. A value of approximately $800,000 was assigned to the warrants (additional paid-in capital) based on the difference between the fair market value of the stock at date of issuance ($3.00) and the exercise price of $1.00. Since the notes are demand notes, the entire value assigned to the warrants was charged to interest expense in 1998. These notes were subsequently converted into shares of theglobe.com, inc. upon consummation of the acquisition on April 9, 1999 (see Note 6).

                          Attitude Network, Ltd.

  (All Information With Respect To March 31, 1999 and 1998 Is Unaudited)

5.Risks and Uncertainties

  The Company has derived revenues of approximately $68,000 for the three months ended March 31, 1999 from one customer, which approximates 18% of total revenue. The Company's accounts receivable also includes $50,000 and $87,500 receivable from this customer, which represents 17% and 16% of total accounts receivable as of March 31, 1999 and December 31, 1998, respectively. There was no one customer that accounted for over 10% of revenues for the three months ended March 31, 1998.

  The Company maintains cash balances at a financial institution located in Southwest Florida in excess of the $100,000 insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

6.Subsequent Event

  On April 9, 1999 the Company merged with a wholly owned subsidiary of theglobe.com, inc. whereby the stockholders of the Company exchanged their common stock for shares of common stock of theglobe.com, inc. at a specified conversion rate. Management believes the merger will result in sufficient funds to continue operating activities. The shares issued in connection with the Kaleidoscope Networks, Ltd. Acquisition, subject to a put option, were exchanged as part of the merger and thus the put option terminated.

                theglobe.com expands its content and services:
                              Recent Acquisitions

"In keeping with this vision of community, the globe.com has been making acquisitions and partnerships to enhance its user services and jump-start an e-commerce revenue stream."

                                        --Red Herring Online

[Screen views]

Attitude Network
 . Games Domain
 . Kids Domain
 . Happy Puppy

Attitude Network's sites offer millions of users entertainment content that capitalizes on the web's unique graphical and interactive capabilities. Games Domain is based in Birmingham, England and receives traffic at mirror sites in Russia, Greece, South Africa and Portugal. Happy
Puppy is a major participant in industry-related events, and gives out awards to reflect users' selections of best games.
Kids Domain features online children's
games, free downloads, contests, and a
magazine section complete with reviews.

Happy Puppy voted among "Best Of The Best Sites"
                --Yahoo Internet Life, January 1999

[Screen view]

shop.theglobe.com

In February 1999, we acquired the online department store Azazz.com (now shop.theglobe.com). Azazz.com received a four-star rating from bizrate.com, a customer certified report card. The principles behind shop.theglobe.com are convenience, diversity in product selection, and enhanced service, with a live personal shopper available to assist members.
Currently, shop.theglobe.com has 18 departments including kidsworld, home, office, sports and jewelry, each offering a variety of name brand merchandise.

                                    [LOGO]
                                 theglobe.com

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table shows the expenses, other than underwriting discounts and commissions, to be incurred in connection with the sale and distribution of securities being registered by the Company. Except for the SEC registration fee, the Nasdaq Listing Fee and the NASD Filing Fee, all amounts are estimated.

   SEC Registration Fee............................................... $101,831
   Nasdaq Listing Fee.................................................   17,500
   NASD Filing Fee....................................................   35,500
   Blue Sky Fees and Expenses.........................................    6,000
   Legal Fees and Expenses............................................  400,000
   Accounting Fees and Expenses.......................................  124,000
   Printing Expenses..................................................  100,000
   Miscellaneous Expenses.............................................   15,169
                                                                       --------
     Total............................................................ $800,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, proceedings whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

  Article VI of the By-Laws requires the Company to indemnify any person who was or is a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit, arbitration, alternative dispute mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) brought by reason of the fact that he or she is or was a director or officer of the Company, or, while a director or officer of the Company, is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefits plan against expenses (including attorneys' fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, penalties and amounts paid in settlement) incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

  Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

  Article VI of the Company's Fourth Amended and Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of, or adoption of any provision of the Certificate inconsistent with, such Article VI shall not adversely affect any right or protection of a director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

  The Company has entered into indemnification agreements with its directors and officers substantially in the form attached to this registration statement as Exhibit 10.4. These agreements provide, in general, that the Company will indemnify such directors and officers for, and hold them harmless from and against, any and all amounts paid in settlement or incurred by, or assessed against, such directors and officers arising out of or in connection with the service of such directors and officers as a director or officer of the Company or its Affiliates (as defined therein) to the fullest extent permitted by Delaware law.

  The Company maintains directors' and officers' liability insurance which provides for payment, on behalf of the directors and officers of the Company and its subsidiaries, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act, for acts or omissions by such persons while acting as directors or officers of the Company and/or its subsidiaries, as the case may be.

  The Underwriting Agreement (the form of which is filed as Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Company and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

  All sales, unless otherwise noted, were made in reliance on Section 4(2) of the Securities Act and/or Regulation D or Rule 701 promulgated under the Securities Act and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to the Registrant that the shares were being acquired for investment. The following chart sets forth information regarding some of such sales.

                             Date of       Title of      Number of Consideration
Purchaser                    issuance     securities      shares   received ($)
---------                    --------     ----------     --------- -------------
Alce Partners, L.P.......... 12/22/95 Series B Preferred  190,480     100,002
Bergendahl, Anders..........   9/7/95 Series A Preferred  159,630      15,750
                             12/22/95 Series B Preferred   95,240      50,001
                             11/13/96 Series C Preferred   15,000      30,000
Bergendahl, Mia.............   9/7/95 Series A Preferred  159,630      15,750
                             12/22/95 Series B Preferred   47,620      25,000.50
Cayuga Venture Fund......... 11/13/96 Series C Preferred   12,500      25,000
David Duffield Trust........ 12/22/95 Series B Preferred  190,480     100,002
                             11/13/96 Series C Preferred  125,000     250,000
                              3/15/97 Series C Preferred  125,000     250,000
de Selliers, Baudouin....... 11/13/96 Series C Preferred   25,000      50,000
Ganem, Bruce................ 11/13/96 Series C Preferred    7,500      15,000
                              3/15/97 Series C Preferred    7,500      15,000
GC&H Investments............ 12/22/95 Series B Preferred   47,620      25,000.50
Grey, Nicki................. 11/16/95 Series A Preferred    6,430         500
Grinstead, Simon............ 11/16/95 Series A Preferred  106,430      10,500

                         Date of       Title of      Number of Consideration
Purchaser                issuance     securities      shares   received ($)
---------                --------     ----------     --------- -------------
Halperin, Mark R........ 12/22/95 Series B Preferred    47,620   25,000.50
                         11/13/96 Series C Preferred    12,500      25,000
Halperin Dow, Peggy
 Anne................... 12/22/95 Series B Preferred    47,620   25,000.50
                         11/13/96 Series C Preferred    12,500      25,000
Halperin, Philip W...... 12/22/95 Series B Preferred    47,620   25,000.50
                         11/13/96 Series C Preferred    12,500      25,000
Halperin, Robert M...... 12/22/95 Series B Preferred    47,620   25,000.50
                         11/13/96 Series C Preferred    12,500      25,000
                          5/29/98       Common Stock    85,416    8,171.88
Hirsch, Jason........... 11/16/95 Series A Preferred    38,490       3,000
Horowitz, David......... 12/22/95 Series B Preferred   100,000      52,500
                         11/13/96 Series C Preferred    25,000      50,000
                          6/19/97       Common Stock    31,944    3,111.06
Huret Family Trust...... 11/13/96 Series C Preferred    12,500      25,000
Karlsson, Bengt......... 11/13/96 Series C Preferred    50,000     100,000
Krizelman, Allen........   9/7/95 Series A Preferred   151,690      15,000
Krizelman, Susan........ 11/16/95 Series A Preferred    12,830       1,000
Krizelman, Todd.........  5/26/95       Common Stock 1,050,000       2,184
                         11/16/95 Series A Preferred    44,910       3,500
Leavitt Investments,
 L.P.................... 11/13/96 Series C Preferred    75,000     150,000
Maconie, Andrew......... 11/16/95 Series A Preferred     6,430      513.70
Miller, Dan............. 11/13/96 Series C Preferred    37,500      75,000
Muckstadt, Jack......... 11/13/96 Series C Preferred     7,500      15,000
                          3/15/97 Series C Preferred     7,500      15,000
Muller, Georges.........  1/22/96 Series B Preferred    47,620   25,000.50
Paternot, Jacques.......   9/7/95 Series A Preferred    32,850       3,000
                         12/22/95 Series B Preferred    13,330    6,998.25
Paternot, Madeleine..... 11/16/95 Series A Preferred     2,570      205.48
Paternot, Monica........ 11/16/95 Series A Preferred     3,860      308.22
Paternot, Stephan.......  5/26/95       Common Stock 1,200,000       2,496
Paternot, Thierry....... 11/16/95 Series A Preferred     6,430      513.70
                         12/22/95 Series B Preferred    38,100   20,002.50
Paternot, Yves..........   9/7/95 Series A Preferred   177,380      17,000
                         12/22/95 Series B Preferred    47,620   25,000.50
S. Knight Pond Trust....   9/7/95 Series A Preferred   256,430      26,500
                         12/22/95 Series B Preferred   142,860   75,001.50
Tuli, John..............   1/1/97       Common Stock    26,598     1396.34

  In August 1997, the Company issued and sold to Dancing Bear Investments (i) 51 shares of Series D Preferred Stock which converted into 8,047,530 shares of Common Stock upon consummation of the Company's initial public offering in November 1998 and (ii) Warrants to purchase 4,046,018 shares of Common Stock of the Company at the time of exercise for an aggregate price of $5,882,353. The aggregate consideration for such transaction was $20 million.

  In connection with the acquisition of factorymall.com on February 1, 1999, we issued 687,832 shares of our common stock and assumed options to purchase approximately 82,034 shares of our common stock. Such options have an aggregate exercise price of approximately $928,950. In addition, we assumed warrants to purchase 18,810 shares of our common stock at an aggregate exercise price of approximately $200,000.

  On April 9, 1999 we issued 1,570,922 shares of our common stock in connection with the acquisition of Attitude Network, Ltd. We also assumed options to purchase 84,760 shares of our common stock at an aggregate exercise price of $955,605. Additionally, we assumed warrants to purchase 46,706 shares of our common stock at an aggregate exercise price of $400,000.

Item 16. Exhibits and financial statement schedules

 (a) Exhibits

  The following Exhibits are attached hereto and incorporated herein by reference:

  1.1  Form of Underwriting Agreement

  2.1 Agreement and Plan of Merger dated as of February 1, 1999 by and among theglobe.com, inc., Nirvana Acquisition Corp., factorymall.com, inc.
       d/b/a Azazz, and certain selling stockholders thereof.**

  2.2 Agreement and Plan of Merger dated as of April 5, 1999 by and among theglobe.com, inc., Bucky Acquisition Corp., Attitude Network Ltd. and certain stockholders thereof.*****

  3.1  Form of Fourth Amended and Restated Certificate of Incorporation of the
       Company*

  3.2  Form of By-Laws of the Company*

  4.1 Second Amended and Restated Investor Rights Agreement among the Company and certain equity holders of the Company, dated as of August 13, 1997*

  4.2 Amendment No.1 to Second Amended and Restated Investor Rights Agreement among the Company and certain equity holders of the Company, dated as of August 31, 1998***

  4.3 Amendment No. 2 to Second Amended and Restated Investor Rights Agreement among the Company and certain equity holders of the Company, dated as of April 9, 1999.*****
  4.4  Form of Amendment No. 3 to Second Amended and Restated Investor Rights
       Agreement among the Company and certain equity holders of the Company.*****

  4.5  Registration Rights Agreement, dated as of September 1, 1998***

  4.6  Amendment No. 1 to Registration Rights Agreement, dated as of April 9,
       1999.*****

  4.7  Specimen certificate representing shares of Common Stock of the Company*

  4.8  Amended and Restated Warrant to Acquire Shares of Common Stock*

  4.9  Form of Rights Agreement, by and between the Company and American Stock
       Transfer & Trust Company as Rights Agent*

  4.10 Registration Rights Agreement among the Company and certain equity holders of the Company, dated February 1, 1999, in connection with the acquisition of factorymall.com.***
  4.11 Form of Amended and Restated Registration Rights Agreement among the
       Company and certain equity holders of the Company in connection with the acquisition of factorymall.com.*****

  4.12 Registration Rights Agreement among the Company and certain shareholders of the Company, dated April 9, 1999, in connection with the acquisition of Attitude Network.*****

  5.1  Opinion of Fried, Frank, Harris, Shriver & Jacobson

  9.1  Stockholders' Agreement by and among Dancing Bear Investments, Inc.,
       Michael Egan, Todd V. Krizelman, Stephan J. Paternot, Edward A. Cespedes and Rosalie V. Arthur, dated as of February 14, 1999***




 10.1 Employment Agreement dated August 13, 1997, by and between the Company and Todd V. Krizelman*

 10.2 Employment Agreement dated August 13, 1997, by and between the Company and Stephan J. Paternot*

 10.3  Employment Agreement dated July 13, 1998, by and between the Company and
       Francis T. Joyce*

 10.4 Form of Indemnification Agreement between the Company and each of its Directors and Executive Officers*

 10.5  Lease Agreement dated January 14, 1997 between the Company and Fifth
       Avenue West Associates L.P.*


 10.6  Lease Agreement dated January 12, 1999 between the Company and Broadpine
       Realty Holding Company, Inc.***

 10.7  1998 Stock Option Plan, as amended*****

 10.8  1995 Stock Option Plan*

 10.9  factorymall.com, inc. 1998 Stock Option Plan****

 10.10 Form of Nonqualified Stock Option Agreement with James McGoodwin, Kevin
       McKeown and Mark Tucker****

 10.11 Attitude Network Ltd. Stock Option Plan

 10.12 Form of Employee Stock Purchase Plan***

 10.13 D.A.R.T. Service Agreement dated April 15, 1997*+

 10.14 Amendment dated as of May 1, 1998, to original D.A.R.T. Service
       Agreement dated April 15, 1997*+

 10.15 License Agreement between the Company and Engage Technologies, Inc.
       dated October 31, 1998.***++

 10.16 Employment Agreement dated August 31, 1998, by and between the Company and Dean Daniels*

 10.17 Agreement between the Company, Republic Industries, Inc., and Michael S.
       Egan, dated August 12, 1998, regarding the conduct of automotive clubsites on theglobe.com*+

 10.18 Data Center Space Lease between Telehouse International Corporation of
       America and the Company, dated August 24, 1998*

 10.19 Travel Services Alliance Agreement between the Company and
       Lowestfare.com, dated as of September 15, 1998*+

 10.20 Boxlot Agreement++

 10.21 Music HQ Agreement++

 11.1  Computation of Net Loss Per Share

 23.1  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit
       5.1)

 23.2  Consents of KPMG LLP

 23.3  Consent of PricewaterhouseCoopers LLP

 23.4  Consent of ABC Interactive*

 23.5  Consent of DoubleClick, Inc.*****

 23.6  Consent of Jupiter Communications, LLC*****

 23.7  Consent of International Data Corporation*****

 23.8  Consent of Red Herring*****

 23.9  Consent of New York Times*****

 27.1  Financial Data Schedule

 99.1  Valuation and Qualifying Accounts*****

--------
     * Incorporated by reference from our registration statement on Form S-1 (Registration No. 333-59751).
    ** Incorporated by reference from our report on Form 8-K filed on February
       16, 1999.
   *** Incorporated by reference from our report on Form 10-K filed on March,
       1999.
  **** Incorporated by reference from our Registration Statement on Form S-8
       (No. 333-75503), filed on April 1, 1999.

***** Previously filed.
+     Confidential treatment granted as to parts of this document.
++    Confidential treatment requested.

Item 17. Undertakings

  The undersigned Registrant hereby undertakes:

    (1) to provide to the Underwriters at the closing specified in the Underwriting Agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (2) that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (3) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective; and

    (4) that for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus filed shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of May, 1999.

                                          theglobe.com, inc.

                                                     /s/ Todd Krizelman
                                          By: _________________________________
                                                       Todd Krizelman
                                                 Co-Chief Executive Officer
                                                      and Co-President

                                                    /s/ Stephan Paternot
                                          By: _________________________________
                                                      Stephan Paternot
                                                Co-Chief Executive Officer,
                                                 Co-President and Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

            Michael Egan*              Chairman                      May 14, 1999
______________________________________
             Michael Egan

          /s/ Todd Krizelman           Co-Chief Executive            May 14, 1999
______________________________________  Officer, Co-President and
            Todd Krizelman              Director

         /s/ Stephan Paternot          Co-Chief Executive            May 14, 1999
______________________________________  Officer, Co-President,
           Stephan Paternot             Secretary and Director

             Frank Joyce*              Vice President and Chief      May 14, 1999
______________________________________  Financial Officer
             Frank Joyce                (Principal Accounting
                                        Officer)

           Edward Cespedes*            Director                      May 14, 1999
______________________________________
           Edward Cespedes

           Rosalie Arthur*             Director                      May 14, 1999
______________________________________
            Rosalie Arthur

                                       Director                           , 1999
______________________________________
           Henry C. Duques

           Robert Halperin*            Director                      May 14, 1999
______________________________________
           Robert Halperin

          David H. Horowitz*           Director                      May 14, 1999
______________________________________
          David H. Horowitz

          H. Wayne Huizenga*           Director                      May 14, 1999
______________________________________
          H. Wayne Huizenga


* By Attorney-in-Fact